中 策 集 團 有 限 公 司
China Strategic Holdings Limited

Address 地址：
8/F Paul Y. Centre, 51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong.
香港九龍鴻圖道51號保華企業中心8樓
Tel電話：(852) 23720130 Fax傳真：(852) 25376591

~~52/F., Bank of China Tower,~~
~~1 Garden Road, Hong Kong.~~
~~Tel 電話: (852) 2514 0300~~
~~Fax 傳真: (852) 2537 6591~~

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 04 2002
WASH. D.C. 165

3rd September, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange [redacted]
450 Fifth Street[redacted]
Washington, D
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 7th August, 2002 in relation the Results of EGM, Despatch of Prospectus Documents for the Rights Issue and Adjustment to the Exercise Prices of the Share Options;
2. Joint announcement dated 15th August, 2002 in relation to the Proposed Subscription of New shares Proposed Placing of New Shares, Application for the Granting of Whitewash Waiver, Proposed Increase in Authorised Share Capital and Proposed Change of Company Name and Results of Special General Meeting;
3. Joint announcement dated 16th August, 2002 in relation to the Discloseable Transaction, Connected Transaction and Major Transaction;
4. Announcement dated 23rd August, 2002 in relation to the Results of Rights Issue;
5. Joint announcement dated 29th August, 2002 in relation to the Proposed Subscription of New shares, Proposed Placing of New Shares, Application for the Granting of Whitewash Waiver, Proposed Increase in Authorised Share Capital and Proposed Change of Company Name and Extension of Longstop Date; and
6. Prospectus dated 7th August, 2002.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

China Strategic Holdings Limited

(Incorporated in Hong Kong with limited liability)

RESULTS OF EGM, DESPATCH OF PROSPECTUS DOCUMENTS FOR THE RIGHTS ISSUE AND ADJUSTMENT TO THE EXERCISE PRICES OF THE SHARE OPTIONS

The Directors are pleased to announce that at the EGM held on 7 August, 2002, the Shareholders approved the resolutions in respect of the (i) the Rights Issue with the Bonus Issue, (ii) the General Mandate, and (iii) the Repurchase Mandate.

The Rights Issue prospectus ("Prospectus"), provisional allotment letter and application form for excess Rights Shares (collectively "Prospectus Documents") have been despatched on 7 August, 2002 to the Qualifying Shareholders and the Prospectus has been despatched to the Overseas Shareholders and holders of the Share Options, for their information only.

As a result of the issue of the fully-paid Rights Shares and pursuant to the terms of the Share Option Scheme, the exercise prices of the Share Options will be adjusted.

Reference is made to the announcement dated 15 July, 2002, and the circular dated 22 July, 2002 of the Company in relation to a proposed rights issue and the Prospectus. Capitalised terms used herein have the same meanings as used in the Prospectus unless the context otherwise requires.

RESULTS OF EGM

The Directors are pleased to announce that at the EGM held on 7 August, 2002, the Shareholders approved the resolutions in respect of the (i) the Rights Issue with the Bonus Issue, (ii) the General Mandate, and (iii) the Repurchase Mandate. As at 7 August, 2002, being the Record Date for the Rights Issue, there are a total of 552,978,942 Shares in issue. Subject to the fulfillment of the outstanding conditions of the Rights Issue and the Underwriters not terminate the underwriting obligations pursuant to the Underwriting Agreement and on the basis of the issue of one Rights Share for every two Shares held on the Record Date, a total of 276,489,471 Rights Shares and a total of 165,893,682 Bonus Warrants (on the basis of three Bonus Warrants for every five Rights Shares subscribed) will be issued pursuant to the Rights Issue.

DESPATCH OF THE PROSPECTUS DOCUMENTS

The Directors are pleased to announce that the Prospectus Documents have been despatched to the Qualifying Shareholders on 7 August, 2002. The Prospectus has been despatched to the Overseas Shareholders and holders of the Share Options for their information only on the same day.

ADJUSTMENTS IN RELATION TO EXERCISE PRICES OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company adopted on 20 July, 1992 (the "Share Option Scheme"), as at the Latest Practicable Date, the Company has outstanding Share Options to subscribe for up to an aggregate of 340,000 Shares, at exercise prices of HK$3.44 or HK$4.05 per Share.

According to the terms of the Share Option Scheme, the exercise prices of the outstanding Share Options as at the Latest Practicable Date will be adjusted as a result of the issue of the fully-paid Rights Shares. The number and the exercise prices of the Share Options will be adjusted as follows:

Date of grant	Number of Share Options	Subscription price per Share before adjustment	Adjusted subscription price per Share	Adjusted number of Share Options	Exercise period
		HK$	*HK$*		
12 January, 2000	50,000	3.44	3.145	75,000	18 January, 2000 to 7 January, 2005
14 February, 2000	290,000	4.05	3.702	435,000	16 February, 2000 to 15 February, 2005

Allotment and issue of new Shares pursuant to the exercise of the Share Options granted under the Share Option Scheme upon notice of exercise submitted by holders of the Share Options from 7 August, 2002 to 26 August, 2002 will only be made after the Rights Issue becomes unconditional or lapses. The Company will hold the monies remitted upon the exercise of the subscription rights attaching to the existing Share Options pending the allotment of such new Shares. If the Rights Issue becomes unconditional, the number of new Shares to be allotted will be calculated on the basis of the adjusted exercise prices of the Share Options. If the Rights Issue does not become unconditional or lapses, the number of new Shares will be calculated on the basis of the original exercise prices.

The calculation of such adjustments has been in accordance with the terms of the Share Option Scheme and relevant requirements of the Listing Rules. The Directors consider such adjustments have been carried out fairly and reasonably in accordance with the terms of the Share Option Scheme and the auditors of the Company have issued a comfort letter on such adjustments.

PRO FORMA NET TANGIBLE ASSETS OF THE GROUP

The following is an unaudited pro forma statement of adjusted net tangible assets of the Group after taking into account the Rights Issue, placement of new shares and acquisition of a 34.6% interest in Ananda Wing On Travel (Holdings) Limited ("Ananda") by a non-wholly owned subsidiary of the Company in April 2002. It is based on the audited financial statements of the Company as at 31 December, 2001 adjusted to reflect the Rights Issue and certain adjustments since 31 December, 2001.

	HK$'000
Audited consolidated net assets value of the Group as at 31 December, 2001	2,220,790
Less: intangible asset — Goodwill	(32,708)
Audited consolidated net tangible assets value of the Group as at 31 December, 2001	2,188,082
Add: Negative goodwill arising from acquisition of interest in an associate *(Note 1)*	76,791
Net proceeds of placement in June 2002	17,400
Unaudited adjusted consolidated net tangible assets value of the Group before the Rights Issue	2,282,273
Estimated net proceeds from the Rights Issue	40,000
Unaudited proforma consolidated net tangible assets value of the Group upon completion of the Rights Issue	2,322,273
Estimated proceeds from exercise of the Bonus Warrants	26,543
Unaudited proforma consolidated net tangible assets value of the Group upon completion of the Rights Issue and the Bonus Warrants	2,348,816
Unaudited adjusted consolidated net tangible assets value per Share before the Rights Issue	HK$4.13
	HK$'000
Unaudited proforma consolidated net tangible assets of the Group per Share based on 829,468,413 Shares in issue upon completion of the Rights Issue	HK$2.80
Unaudited proforma consolidated net tangible assets of the Group per Share based on 995,362,095 Shares in issue upon completion of the Rights Issue and full exercise of the Bonus Warrants	HK$2.36
	Shares
No. of Issued Shares before the Rights Issue	552,978,942
No. of Issued Shares upon completion of the Rights Issue	829,468,413
No. of Issued Shares upon completion of the Rights Issue and full exercise of the Bonus Warrants	995,362,095

Note 1: Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of Ananda at 31 March, 2002 plus proceeds of approximately HK$129.6 million arising from the subscription of 4,800,000,000 new shares by a non-wholly owned subsidiary of the Company in April 2002 over the cost of acquisition.

Note 2: Assumed that underwriting agreement becomes unconditional at the Record Date.

DEALINGS AND LATEST TIME FOR ACCEPTANCE

Dealings in nil-paid Rights Shares are expected to commence on Friday, 9 August, 2002 and cease at the close of trading on Friday, 16 August, 2002. The stock code for the trading of nil-paid Rights Shares is "2958". The latest time for acceptance of, and payment for, the Rights Shares is 4:00 p.m. on Wednesday, 21 August, 2002.

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m., on Monday, 26 August, 2002, being the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not of its own kind or class with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

(iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

Existing Shares have been dealt in on an ex-rights basis from Friday, 2 August, 2002. *Dealings in the Rights Shares in the nil-paid form will take place from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive).* If the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Any Shareholders or other persons contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during the period from Friday, 9 August, 2002 to Friday, 16 August, 2002 who are in any doubt about their position are recommended to consult their professional advisers. Any Shareholders or other persons dealing in Shares up to the date on which all the conditions to which the Rights Issue is subject are fulfilled (and the date on which the Underwriters' right of termination pursuant to the Underwriting Agreement ceases) and any persons dealing in the nil-paid Rights Shares during the period from Friday, 9 August, 2002 to Friday, 16 August, 2002 will accordingly bear the risk that the Rights Issue may not become unconditional or may not proceed.

By order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 7 August, 2002

The Standard Friday, August 16, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of Companion Building Material International Holdings Limited.

COMPANION BUILDING MATERIAL INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PROPOSED SUBSCRIPTION OF NEW SHARES, PROPOSED PLACING OF NEW SHARES, APPLICATION FOR THE GRANTING OF WHITEWASH WAIVER, PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL AND PROPOSED CHANGE OF COMPANY NAME

RESULTS OF SPECIAL GENERAL MEETING

The Board is pleased to announce that the resolutions approving the Subscription Agreement, the Whitewash Waiver, the increase in the authorised share capital of the Company, the Placing Agreement, and the change of name of the Company have been passed at the SGM held on 15th August, 2002.

Reference is made to the joint announcement (the "Announcement") issued by the Company and China Strategic Holdings Limited dated 7th June, 2002, the announcements of the Company dated 17th June, 2002, 26th June, 2002 and 19th July, 2002 and the circular issued by the Company dated 22nd July, 2002 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Announcement and the Circular unless defined otherwise herein.

RESULTS OF THE SGM

The Board is pleased to announce that the resolutions approving the Subscription Agreement, the Whitewash Waiver, the increase in the authorised share capital of the Company, the Placing Agreement, and the change of name of the Company have been passed at the SGM held on 15th August, 2002. The resolution in relation to the Whitewash Waiver was taken by way of poll and was approved by the Independent Shareholders present and voting in person (or in the case of a Shareholder being a corporation by its duly authorised representative) or by proxy with 96,034,895 Shares (representing approximately 6.62% of the existing issued share capital of the Company) held by 15 Shareholders voting in favour, and 429,600 Shares (representing approximately 0.03% of the existing issued share capital of the Company) held by 2 Shareholders voting against at the SGM.

COMPLETION OF THE SUBSCRIPTION AND THE PLACING

Under the Subscription Agreement, subject to (inter alia) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subscription Shares, Subscription Completion shall take place on the third Business Day next following the last unfulfilled condition precedent of the Subscription Agreement is satisfied.

Under the Placing Agreement, subject to (inter alia) (i) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Placing Shares; and (ii) the Subscription Agreement becoming unconditional in all respects and having been completed in accordance with its terms, Placing Completion shall take place on the third Business Day next following the last unfulfilled condition precedent of the Placing Agreement is satisfied (or such other time as the parties to the Placing Agreement may agree).

Immediately upon Subscription Completion and assuming that there will be no change in the number of Shares in issue from the date hereof up to Subscription Completion save for the issue of Shares pursuant to the Subscription, the Subscriber will be interested in approximately 93.24% of the share capital of the Company then in issue. Immediately upon Placing Completion and assuming that all the 25,000,000,000 Placing Shares are successfully placed pursuant to the Placing Agreement and that there will be no change in the number of Shares in issue from the date hereof up to completion of both the Subscription and the Placing save for the issue of Shares pursuant to the Subscription and the Placing, the Subscriber will be interested in approximately 43.06% of the share capital of the Company then in issue.

After Subscription Completion but before Placing Completion, the public float of the Shares will fall below the required minimum of 25% of all the Shares in issue.

For the purpose of avoiding the occurrence of insufficiency in public float, the Company has agreed with the Subscriber to amend the terms of the Subscription Agreement so that Subscription Completion and Placing Completion will take place on the same date. Pursuant to a supplemental agreement dated 15th August, 2002 entered into between the Subscriber and the Company, completion of the Subscription Agreement will take place upon all conditions precedent under the Placing Agreement are fulfilled (other than the condition requiring the Subscription Agreement to become unconditional in all respects and the Subscription Agreement to have been completed in accordance with its terms) or such other time as the parties to the Subscription Agreement may agree, being not later than 31st August, 2002. Save as disclosed in the foregoing, no other changes have been made to the Subscription Agreement. It is expected that completion of both the Subscription and the Placing will take place on or before 31st August, 2002. Further announcement will be made in this regard.

The existing shareholding structure of the Company as at the date hereof is, and the shareholding structure of the Company immediately upon completion of both the Subscription and the Placing shall be as follows (assuming that all the 25,000,000,000 Placing Shares are successfully placed pursuant to the Placing Agreement and that there will be no change in the number of Shares in issue save for the issue of Shares pursuant to the Subscription and the Placing and no acquisition or disposal by Manful of any Shares from the date hereof up to completion of both the Subscription and the Placing):

	Existing shareholding as at the date hereof		Immediately upon completion of both the Subscription and the Placing	
	No. of Shares held	% (approximately)	No. of Shares held	% (approximately)
Manful	155,360,133	10.71	155,360,133	0.33
Public	1,295,256,102	89.29	1,295,256,102	2.79
Subscriber	–	–	20,000,000,000	43.06
Placees	–	–	25,000,000,000	53.82
Total	1,450,616,235	100.00	46,450,616,235	100.00

If Subscription Completion and Placing Completion occur on the same date, the minimum public float of 25% will be maintained.

CHANGE OF NAME OF THE COMPANY

A special resolution has been passed by the Shareholders at the SGM to change the name of the Company to Dong Fang Gas Holdings Limited. As at the date hereof, the proposed change of name is subject to (i) the Subscription Agreement being completed in accordance with its terms; and (ii) the approval by the Registrar of Companies in Bermuda.

Following Subscription Completion, the Company will carry out the necessary filing procedures with the relevant Registrar of Companies in Bermuda and Hong Kong in relation to its change of name. Further announcement will be made in relation to the change of name of the Company.

By Order of the Board of
Companion Building Material International Holdings Limited
Leung Kwok Wa
Executive Director

By Order of the Board of
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 15th August, 2002

The Directors jointly and severally accept full responsibility for the accuracy of information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic Holdings Limited jointly and severally accept full responsibility for the accuracy of information contained in this announcement to the extent that it relate to China Strategic Holdings Limited and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement to the extent that they relate to China Strategic Holdings Limited have been arrived at after due and careful consideration and there are no other facts relating to China Strategic Holdings Limited not contained in this announcement, the omission of which would make any statement in this announcement misleading.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED

(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited by China Land
Proposed acquisition of Rosedale Hotel Group Limited by China Land
Proposed acquisition of Makerston Limited by China Land

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited
Proposed acquisition of Rosedale Hotel Group Limited
Proposed acquisition of Makerston Limited

CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On
Proposed acquisition of Ananda Wing On's entire interest in Shropshire Property Limited and issue of new shares

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON

Proposed subscription of new shares in China Land
Proposed acquisition of Ananda Wing On's entire interest **in Shropshire Property Limited by China Land and issue of new shares in China Land**

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land
and general mandates to issue and repurchase shares
Proposed change of name of China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

An application has been made to the Stock Exchange for an extension of time limit until 9th September, 2002 for the despatch of the circulars.

Reference is made to the first joint announcement dated 26th July, 2002 in relation to, amongst other things, the proposed extensive group reorganisation of China Strategic Holdings Limited and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements. Terms used in the first joint announcement shall have the same meaning when used herein unless the context requires otherwise.

The subscription of shares in China Land Group Limited by Ananda Wing On Travel (Holdings) Limited and the acquisition of the entire issued share capital of, and the shareholder's loan to, Shropshire Property Limited by China Land from Ananda Wing On constitute connected transactions for China Land under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited since Ananda Wing On is an associate of the controlling shareholder of China Land. The acquisition of the entire issued share capital of, and the shareholder's loan to, Shropshire together with the acquisitions of Beijing Harbour Plaza Hotel through the acquisition of the entire issued share capital of, and the shareholder's loan to, Makerston Limited by China Land from Hutchison Hotels Holdings (International) Limited and Best Western Rosedale on the Park through the acquisition of the entire issued share capital of, and the shareholder's loan to Rosedale Hotel Group Limited by China Land from Paul Y. - ITC Construction Holdings Limited constitute major transactions for China Land under the Listing Rules.

The disposal of Ananda Wing On's entire interest in Shropshire and the subscription of shares in China Land under the first sale and purchase agreement and the subscription agreement constitute discloseable and connected transactions for Ananda Wing On under the Listing Rules since China Land is a subsidiary of an indirect controlling shareholder of Ananda Wing On.

The acquisition of Best Western Rosedale on the Park through the acquisition of Rosedale Hotel Group by China Land from Paul Y. - ITC constitutes a connected transaction for China Strategic under the Listing Rules since Paul Y. - ITC is a substantial shareholder of China Strategic and China Land is a subsidiary of China Strategic. The deemed disposal of China Land as a result of the subscription agreement constitutes a discloseable transaction for China Strategic under the Listing Rules. The first, second and third sale and purchase agreements constitute major transactions for China Strategic under the Listing Rules.

Platinum Securities Company Limited, Dao Heng Securities Limited and Altus Capital Limited have been appointed as the independent financial advisers to advise the independent board committees of China Strategic, China Land and Ananda Wing On respectively.

Circulars are required to be despatched to the respective shareholders of China Strategic, China Land and Ananda Wing On within 21 days from the date of the first joint announcement, being not later than 19th August, 2002, under the Listing Rules. The respective boards of China Strategic, China Land and Ananda Wing On wish to announce that given the complexity of the proposals and in particular the financial information to be contained in the circulars, the circulars cannot be completed within the time limit as stipulated under the Listing Rules. Application has been made to the Stock Exchange for an extension of time limit for the despatch of the circulars and it is currently anticipated that the circulars will be despatched to the respective shareholders of China Strategic, China Land and Ananda Wing On on or before 9th September, 2002.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 16th August, 2002

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Land and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Land and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Land jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Ananda Wing On jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and China Land and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and China Land have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

RESULT OF RIGHTS ISSUE OF 276,489,471 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY TWO EXISTING SHARES HELD WITH BONUS ISSUE OF WARRANTS ON THE BASIS OF THREE BONUS WARRANTS FOR EVERY FIVE RIGHTS SHARES TAKEN UP

The Directors announce that the Rights Issue has closed and should have become unconditional at 9:00 a.m. on Monday, 26 August 2002. The Directors also announce that valid acceptances have been received for 126,391,454 Rights Shares provisionally allotted under the Rights Issue and valid applications have been received for 9,571,311 excess Rights Shares. Accordingly, the Rights Issue was approximately 49.2% subscribed. Such acceptances include 80,440,316 Rights Shares accepted and paid for by the Substantial Shareholders and Mr. Lien Kait Long. 140,526,706 Rights Shares are expected to be taken up and paid for by the Underwriters.

The Substantial Shareholders and Mr. Lien Kait Long will hold 241,320,948 Shares upon completion of the Rights Issue, representing approximately 29.1% of the issued capital of the Company as enlarged by the Rights Issue. This is the same as its shareholding percentage in the Company before the Rights Issue.

Terms used in this announcement shall have the same meanings as those set out in the prospectus in relation to the Rights Issue issued by the Company on 7 August 2002 unless otherwise defined herein.

RESULTS OF THE RIGHTS ISSUE

The Directors announce that all the conditions set out in the Underwriting Agreement have been fulfilled. The Rights Issue has closed and is expected to become unconditional at 9:00 a.m. on Monday, 26 August 2002. As at 4:00 p.m. on Wednesday, 21 August 2002, being the latest time for acceptance of, and payment for, the Rights Shares, 30 valid acceptances of Rights Shares provisionally allotted under the Rights Issue have been received for a total of 126,391,454 Rights Shares and 27 valid applications for excess Rights Shares have been received for a total of 9,571,311 excess Rights Shares. Such acceptances include:

— 55,522,449 Rights Shares accepted and paid for by Shareholders other than the Substantial Shareholders and Mr. Lien Kait Long (including 45,951,138 Rights Shares and 9,571,311 excess Rights Shares); and

— 80,440,316 Rights Shares accepted and paid for by the Substantial Shareholders and Mr. Lien Kait Long

The balance of 140,526,706 Rights Shares are expected to be taken up and paid for by the Underwriters pursuant to the terms of the Underwriting Agreement.

Set out below are the shareholding structures immediately before completion of the Rights Issue and upon completion of the Rights Issue:

	Immediately before completion of the Rights Issue		Upon completion of the Rights Issue	
	Shares	%	Shares	%
Calisan or its nominees	80,440,000	14.5	120,660,000	14.5
Well Orient or its nominees	80,440,000	14.5	120,660,000	14.5
Sub-total	160,880,000	29.1	241,320,000	29.1
Lien Kait Long *(Note 1)*	632	Negligible	948	Negligible
Underwriters *(Note 2)*	—	—	140,526,706	16.9
Public	392,098,310	70.9	447,620,759	54.0
Total	552,978,942	100.0	829,468,413	100.0

Note 1 Mr. Lien Kait Long is an executive Director

Note 2 Shares are underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited. Accordingly, each of the Underwriters holds 70,263,353 Shares, representing approximately 8.45% of the issued capital of the Company as enlarged by the Rights Issue.

The Substantial Shareholders and Mr. Lien Kait Long have not applied for any excess Rights Shares. Accordingly, the Substantial Shareholders and Mr. Lien Kait Long will hold 241,320,948 Shares upon completion of the Rights Issue, representing approximately 29.1% of the issued capital of the Company as enlarged by the Rights Issue. This is the same as their shareholding percentage in the Company before the Rights Issue.

Based on the subscription results of the Rights Issue as referred to above, the aggregate number of Rights Shares accepted and applied for represents approximately 49.2% of the total number of Rights Shares available under the Rights Issue. The aggregate number of Rights Shares accepted and applied for by the Substantial Shareholders and Mr. Lien Kait Long represent approximately 29.1% of the total Rights Shares subscribed.

In accordance with the terms of the Underwriting Agreement, the Underwriters have severally agreed to subscribe for the Rights Shares not taken up or applied for as excess Rights Shares, amounting to 140,526,706 Rights Shares, which represent approximately 50.8% of the total number of Rights Shares and approximately 16.9% of the enlarged issued share capital of the Company.

Bonus Warrants will be issued by the Company in the proportion of three Bonus Warrants for every five Rights Shares at an initial Subscription price of HK$0.16 subscribed. Out of the total number of Bonus Warrants to be issued, approximately 29.1%, will be issued to the Substantial Shareholders and Mr. Lien Kait Long.

GENERAL

It is expected that certificates in respect of the Rights Shares and the Bonus Warrants will be despatched to those entitled thereto on Tuesday, 27 August 2002. Dealings in the fully-paid Rights Shares and the Bonus Warrants are expected to commence on Thursday, 29 August 2002.

By order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 23 August, 2002

The Standard **Friday, August 30, 2002**

COMPANION BUILDING MATERIAL INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

PROPOSED SUBSCRIPTION OF NEW SHARES, PROPOSED PLACING OF NEW SHARES, APPLICATION FOR THE GRANTING OF WHITEWASH WAIVER, PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL AND PROPOSED CHANGE OF COMPANY NAME

EXTENSION OF LONGSTOP DATE

The longstop date for both the Subscription Agreement and the Placing Agreement will be extended from 31st August, 2002 to 30th September, 2002.

Reference is made to the joint announcements issued by the Company and the Subscriber dated 7th June, 2002 and 15th August, 2002, the announcements of the Company dated 17th June, 2002, 26th June, 2002 and 19th July, 2002 and the circular issued by the Company dated 22nd July, 2002 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless defined otherwise herein.

In view of the existing market conditions, more time is required by the Placing Agent to procure placees for the Placing Shares. Accordingly, the Company and the Placing Agent agreed to extend the longstop date for the Placing Agreement from 31st August, 2002 to 30th September, 2002. For the purpose of avoiding the occurrence of insufficiency in public float, the Company and the Subscriber entered into a second supplemental agreement on 29th August, 2002 so that completion of the Subscription and the Placing will take place on the same date.

The Subscription

A second supplemental agreement dated 29th August, 2002 was entered into between the Company and the Subscriber to extend the longstop date from 31st August, 2002 to 30th September, 2002. It has also been agreed between the Company and the Subscriber that completion of the Subscription shall take place on the date on which all conditions precedent of the Placing Agreement (other than condition under clause 2.6(5) thereof requiring the Subscription Agreement to become unconditional in all respects and the Subscription Agreement to have been completed in accordance with its terms) have been fulfilled or waived in accordance with the terms thereof or 30th September, 2002, whichever is the earlier, or such other date as the parties to the Subscription Agreement shall agree.

The Placing

A supplemental agreement dated 29th August, 2002 was entered into between the Company and the Placing Agent to extend the longstop date from 31st August, 2002 to 30th September, 2002. It has also been agreed between the Company and the Placing Agent that completion of the Placing shall take place on the date on which the last unfulfilled condition precedent under the Placing Agreement is satisfied or waived and if such date shall not be a Business Day, the next following Business Day, or such other date as the parties to the Placing Agreement shall agree.

Further announcement will be issued by the Company in this regard.

By order of the board of directors of
Companion Building Material International Holdings Limited
Leung Kwok Wa
Executive Director

By order of the board of directors of
China Strategic Holdings Limited
Lien Kait Long
Executive Director

Hong Kong, 29th August, 2002

File No. 82-3596

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMM

If you are in any doubt about this prospectus or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this prospectus with the enclosed provisional allotment letter and form of application for excess Right Shares (as defined herein) to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

A copy of this prospectus, together with copies of the provisional allotment letter and the form of application for excess Rights Shares have been registered by the Registrar of Companies in Hong Kong as required by Section 38D of the Companies Ordinance of Hong Kong (Chapter 32 of the Laws of Hong Kong). The Registrar of Companies in Hong Kong and the Securities and Futures Commission take no responsibility as to the contents of any of these documents.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this prospectus, the provisional allotment letter or the form of application for excess Right Shares, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus, the provisional allotment letter or the form of application for excess Right Shares.

Dealings in the shares and warrants of the Company may be settled through the Central Clearing and Settlement System ("CCASS") and you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

RIGHTS ISSUE OF 276,489,471 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY TWO EXISTING SHARES HELD WITH BONUS ISSUE OF WARRANTS ON THE BASIS OF THREE BONUS WARRANTS FOR EVERY FIVE RIGHTS SHARES TAKEN UP

Underwriters

BNP PARIBAS PEREGRINE | **Kingston Securities Limited**

The latest time for acceptance of and payment for the Rights Shares is 4:00 p.m. on Wednesday, 21 August, 2002. The procedure for acceptance and payment of the Rights Shares is set out on pages 14 and 15 of this prospectus and in the provisional allotment letter.

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m., on Monday, 26 August, 2002, the third Business Day following the last day for acceptance of the Rights Issue if:

(a) **the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:**

 (i) **the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;**

 (ii) **the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not of its own kind or class with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or**

 (iii) **the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or**

(b) **the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or**

(c) **any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or**

(d) **the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or**

(e) **the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.**

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

It should be noted that existing Shares have been dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement (see "Force majeure and termination of the Underwriting Agreement" on page 4 of this prospectus) or any of the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 13 of this prospectus) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms and the Bonus Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms and the Bonus Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares, or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading days is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

7 August, 2002

CONTENTS

The following information is derived from, and should be read in conjunction with, the full text of this prospectus.

Basis of the Rights Issue:	One Rights Share for every two existing Shares held on the Record Date with three Bonus Warrants with initial subscription price of HK$0.16 each for every five Rights Shares taken up
Number of existing Shares in issue:	552,978,942 Shares (as at the Latest Practicable Date)
Number of Rights Shares:	276,489,471 Rights Shares
Amount to be raised:	Approximately HK$40 million
Subscription price and acceptance date:	HK$0.15 per Rights Share payable in full on acceptance at or prior to 4:00 p.m. on Wednesday, 21 August, 2002
Status of the Rights Shares and the Bonus Warrants:	The Rights Shares and the Shares to be issued upon the exercise of the Bonus Warrants (when allotted and fully-paid) will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares and the Shares to be issued upon the exercise of the Bonus Warrants will be entitled to receive all future dividends and distributions which are declared, made or paid after the respective dates of issue and allotment
Overseas Shareholders:	The Rights Shares which represent entitlements of the Overseas Shareholders will be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence, if a premium (net of expenses) can be obtained. The proceeds of such sale less expenses, of HK$100 or more will be paid pro rata to the Overseas Shareholders. The Company will retain individual amounts of less than HK$100. Any such entitlements not sold in the market will be made available for application by the Qualifying Shareholders using the EAFs
Excess applications:	Qualifying Shareholders may apply for Rights Shares in excess of their provisional allotment

Undertaking from the Substantial Shareholders and Mr. Lien Kait Long:

As at the Latest Practicable Date, the Substantial Shareholders and Mr. Lien Kait Long were beneficially interested in an aggregate of 160,880,000 Shares and 632 Shares respectively, representing approximately 29.1% and 0.0001% respectively of the total issued share capital of the Company. Each of the Substantial Shareholders and Mr. Lien Kait Long has given an irrevocable undertaking in favour of the Company and the Underwriters to accept and subscribe in full their entitlements to 40,220,000 Rights Shares, 40,220,000 Rights Shares and 316 Rights Shares respectively, representing approximately 14.5%, 14.5% and 0.0001% respectively of the total Rights Shares and which have been provisionally allotted to them pursuant to the Rights Issue.

Basis of Bonus Warrants:

Three Bonus Warrants for every five Rights Shares taken up

Amount of the Bonus Warrants:

165,893,682 Bonus Warrants in units of subscription rights of HK$0.16 to be issued to the first registered holders of fully-paid Rights Shares in the proportion of three Bonus Warrants for every five Rights Shares taken up, which will entitle the holders thereof to subscribe in cash in aggregate up to HK$26,542,989.12 for Shares at an initial subscription price of HK$0.16 per Share, subject to adjustment, exercisable of any time from the date on which the listing of the Bonus Warrants commences on the Stock Exchange to 4:00 p.m. on 31 December, 2003, both dates inclusive

EXPECTED TIMETABLE

Year 2002

Register of members closed
(both dates inclusive) ....Tuesday, 6 August to Wednesday, 7 August

Expected date of the EGM ....10:30 a.m. on Wednesday, 7 August

Record Date for the Rights Issue .... Wednesday, 7 August

Register of members re-open .... Thursday, 8 August

First day of dealings in nil-paid Rights Shares .... Friday, 9 August

Latest time for splitting nil-paid Rights Shares .... Tuesday, 13 August

Last day of dealings in nil-paid Rights Shares .... Friday, 16 August

Latest time for payment and acceptance
of the Rights Shares (and to qualify
for the Bonus Issue) .... 4:00 p.m. on Wednesday, 21 August

Underwriting Agreement becomes unconditional .... 9:00 a.m. on Monday, 26 August

Announcement of result of acceptance
and excess application appear on newspapers .... Monday, 26 August

Despatch of refund cheques in respect of unsuccessful
or partially unsuccessful excess applications .... Tuesday, 27 August

Despatch of certificates for Rights Shares and Bonus Warrants .... Tuesday, 27 August

Dealing in fully-paid Rights Shares and Bonus Warrants commence .. Thursday, 29 August

RESPONSIBILITY STATEMENT

This prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus, and confirm having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this prospectus have been arrived at after due and careful consideration and there are no other facts, the omission of which would make any statement contained herein misleading.

In this prospectus, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	the announcement dated 15 July, 2002 made by the Company in relation to the Rights Issue with the Bonus Issue
"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every five Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.16 each in the aggregate amount of HK$26,542,989.12 which entitle the holder thereof to subscribe Shares at an initial subscription price of HK$0.16 per Share, subject to adjustment, exercisable at any time from the first day of dealing in the Bonus Warrants on the Stock Exchange and ending at 4:00 p.m. on 31 December, 2003 (both dates inclusive)
"Business Day"	a day on which banks in Hong Kong are generally open for business (other than a Saturday and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon)
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly-owned by Paul Y. - ITC Construction Holdings Limited, a company of which the securities are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company, is deemed to be interested in approximately 42.6% of its interest
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability of which the Shares are listed on the Stock Exchange

"Directors"	the directors of the Company
"EAF(s)"	form(s) of application for excess Rights Shares
"EGM"	the extraordinary general meeting of the Company to be convened at 10:30 a.m. on 7 August, 2002
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Latest Practicable Date"	5 August, 2002, being the latest practicable date prior to the printing of this prospectus for ascertaining certain information contained in this prospectus
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"PAL(s)"	provisional allotment letter(s) in respect of the Rights Shares
"PRC"	the People's Republic of China
"Prospectus"	this prospectus in relation to the Rights Issue with the Bonus Issue
"Prospectus Documents"	the Prospectus, the PALs and the EAFs
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	7 August, 2002, 4:00 p.m. (Hong Kong time) for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue
"Rights Issue"	the rights issue of one Rights Share for every two existing Shares held on Record Date as described in this prospectus
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue

"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Share Option(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July, 1992
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriters"	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited
"Underwriting Agreement"	the underwriting agreement dated 15 July, 2002 entered into between the Company, the Underwriters, the Substantial Shareholders and Mr. Lien Kait Long
"Warrantholder(s)	holder(s) of the Bonus Warrant(s)
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, a company of which the shares are listed on the Stock Exchange and its substantial shareholder (as defined in the SDI Ordinance) is Dr. Chan Kwok Keung, Charles (holding approximately 27.73% interest in Hanny Holdings Limited), who is the chairman and chief executive officer of the Company

FORCE MAJEURE AND TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on, Monday, 26 August, 2002, the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not of its own kind or class with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

(iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

It should be noted that existing Shares have been dealt with on an ex-rights basis from Friday, 2 August, 2002. Rights Shares will be dealt with in their nil-paid form from Friday, 9 August, 2002 to Friday, 16 August, 2002 (both dates inclusive). If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement or any of the conditions of the Rights Issue (see "Conditions of the Rights Issue" on page 13 of this prospectus) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and chief executive officer)
Yap, Allan *(Vice chairman)*
Chau Mei Wah, Rosanna
Lien Kait Long
Li Wa Kin
Chan Ling, Eva

Alternate Directors:
Chan Kwok Hung
(Alternate to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard
(Alternate to Yap, Allan)
Lau Ko Yuen, Tom
(Alternate to Chau Mei Wah, Rosanna)

Independent non-executive Directors:
David Edwin Bussmann
Choy Hok Man, Constance

Registered Office:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7 August, 2002

To the Qualifying Shareholders
(and for information only, to the Overseas Shareholders and holders of the Share Options)

Dear Sir or Madam,

RIGHTS ISSUE OF 276,489,471 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY TWO EXISTING SHARES HELD WITH BONUS ISSUE OF WARRANTS ON THE BASIS OF THREE BONUS WARRANTS FOR EVERY FIVE RIGHTS SHARES TAKEN UP

INTRODUCTION

It was announced on 15 July, 2002 that the Company proposed to raise net proceeds of approximately HK$40 million by issuing not less than 276,489,471 Rights Shares (but not more than 276,677,846 Rights Shares assuming full exercise of the outstanding Share Options) at a price of HK$0.15 per Rights Share with the Bonus Issue.

As at the Latest Practicable Date, there were a total of 552,978,942 Shares in issue. Subject to the fulfilment of the outstanding conditions of the Rights Issue and on the basis of the issue of one Rights Share for every two Shares held on the Record Date, a total of 276,489,471 Rights Shares and a total of 165,893,682 Bonus Warrants (on the basis of three Bonus Warrants for every five Rights Shares subscribed) will be issued pursuant to the Rights Issue.

The purpose of this prospectus is to give you further information on, inter alia, the Rights Issue with the Bonus Issue, including information in dealings, transfer, acceptance and payment, and certain financial and other information relating to the Company.

BNP Paribas Peregrine Securities Limited and Kingston Securities Limited are the underwriters in connection with the Rights Issue.

RIGHTS ISSUE

Basis of the Rights Issue

Subject to the fulfilment of the outstanding conditions of the Rights Issue as described in the section headed "Conditions of the Rights Issue" below, Shareholders with a registered address in Hong Kong will be provisionally allotted Rights Shares at the subscription price of HK$0.15 per Rights Share in the proportion of one Rights Share for every two Shares held by them on the Record Date (rounded down to the nearest whole number) payable in full on acceptance.

No provisional allotment of Rights Shares will be made to Overseas Shareholders. The Rights Shares representing entitlements of Overseas Shareholders will be sold as set out in the sub-section headed "Rights of Overseas Shareholders" below.

Qualifying Shareholders

To qualify for the Rights Issue, a Shareholder must:

1. be registered as a member of the Company on the Record Date; and

2. have an address in Hong Kong on the register of members of the Company on the Record Date.

Subscription price

HK$0.15 per Rights Share, payable in full upon acceptance of the assured entitlements and (where applicable) application for excess Rights Shares under the Rights Issue.

The subscription price represents:

1. a discount of approximately 25.7% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day before the release of the Announcement;

2. a discount of approximately 30.6% to the average closing price of approximately HK$0.216 per Share for the ten trading days up to and including 15 July, 2002, being the last trading day before the release of the Announcement;

3. a discount of approximately 18.5% to the theoretical ex-right price of the Shares of approximately HK$0.184 on 15 July, 2002, being the last trading day before the release of the Announcement;

4. the closing price of HK$0.15 per Share quoted on the Stock Exchange on the Latest Practicable Date; and

5. a discount of approximately 6.3% to the average closing price of approximately HK$0.16 per Share quoted on the Stock Exchange for the ten trading days up to and including the Latest Practicable Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Rights Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents have not been and will not be registered under the securities legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send PALs and EAFs to the Overseas Shareholders.

If a premium, net of expenses, can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less than HK$100 for its own benefit.

Fractional entitlements

Fractions of Rights Shares in the nil-paid form have not been allotted. The Company will sell any Rights Shares created from the aggregation of fractions of Rights Shares in the nil-paid form (if a premium, net of expenses, can be obtained), and will retain the proceeds.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares and any Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the EAFs. The Board will allocate the excess Rights Shares at its discretion on a fair and equitable basis but preference shall be given to topping-up odd lots to whole board lots.

The Substantial Shareholders and Mr. Lien Kait Long have no intentions to apply for any excess Rights Shares.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.16 each of the subscription rights for every five Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to (a) the approval of the Rights Issue by Shareholders at the EGM and (b) the approval of the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Dealing in the Bonus Warrants will be subject to the payment of stamp duty in Hong Kong.

Subscription price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.16 per Share represents a discount of approximately 20.8% to the closing price of HK$0.202 per Share as quoted on the Stock Exchange on 15 July, 2002, being the last trading day before the release of the Announcement and a discount of approximately 25.9% to the average closing price per Share of approximately HK$0.216 for the ten trading days up to and including 15 July, 2002, being the last trading day before the release of the Announcement, a premium of approximately 6.7% to the closing price of HK$0.15 per Share as quoted on the Stock Exchange on the Latest Practicable Date and the average closing price of approximately HK$0.16 per Share for the ten trading days up to and including the Latest Practicable Date. The Board considers that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualifying Shareholders who take up the Rights Shares to participate in the future growth of the Group.

Subscription period of Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange and ending at 4:00 p.m. on 31 December, 2003 (both dates inclusive).

Board lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 35,000 units of subscription rights. However, depending on the entitlement to and acceptance of Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. There is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

Based on 276,489,471 Rights Shares to be issued under the Rights Issue, 165,893,682 Bonus Warrants in units of HK$0.16 each of subscription rights of HK$26,542,989.12 will be issued. The exercise in full of the subscription rights attaching to the Bonus Warrants will result in the issue of 165,893,682 Shares (assuming no adjustment to the subscription price) and, represents approximately 20.0% of issued share capital of the Company as enlarged by the Rights Issue and approximately 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 165,893,682 Shares by the exercise in full of the subscription rights attaching to the Bonus Warrants. The Bonus Warrants will be issued in registered form and will be traded on the Stock Exchange.

Fractional entitlements to Bonus Warrants have not been issued but will be aggregated and sold for the benefit of the Company. No Bonus Warrants will be issued to Overseas Shareholders.

The Shares to be issued upon exercise of the subscription rights under the Bonus Warrants will rank pari passu in all respects with the then existing Shares on the relevant subscription date other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the Record Date therefore shall be on or before the relevant subscription date.

UNDERWRITING ARRANGEMENT

Underwriting Agreement date:	15 July, 2002
Underwriters:	BNP Paribas Peregrine Securities Limited and Kingston Securities Limited
	the Underwriters are independent third parties not connected with the Company, directors, chief executives or substantial shareholders of the Company or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules)
Number of Rights Shares underwritten:	196,049,155 Rights Shares (excluded 80,440,316 Rights Shares undertaken to be subscribed by the Substantial Shareholders and Mr. Lien Kait Long) have been fully underwritten by the Underwriters severally in the proportion of 50% by BNP Paribas Peregrine Securities Limited and 50% by Kingston Securities Limited
Commission:	2.5% of the total issue price of the Rights Shares underwritten by the Underwriters

In the event that none of the provisional allotment of the Rights Shares is accepted by those entitled thereto (other than the Substantial Shareholders and Mr. Lien Kait Long), the Underwriters will be called upon to subscribe for or procure the subscription for all of the Rights Shares underwritten, which will be 196,049,155 Rights Shares.

Undertakings from the Substantial Shareholders and Mr. Lien Kait Long

As at the Latest Practicable Date, the Substantial Shareholders and Mr. Lien Kait Long were beneficially interested in an aggregate of 160,880,000 Shares and 632 Shares respectively, representing approximately 29.1% and 0.0001% respectively of the total issued share capital of the Company. Each of the Substantial Shareholders and Mr. Lien Kait Long has given an irrevocable undertaking in favour of the Company and the Underwriters to accept and subscribe in full their entitlements to 40,220,000 Rights Shares, 40,220,000 Rights Shares and 316 Rights Shares respectively, representing approximately 14.5%, 14.5% and 0.0001% respectively of the total Rights Shares and which will be provisionally allotted to them pursuant to the Rights Issue.

	Immediately before completion of the Rights Issue		Immediately after completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares)		Immediately after completion of the Rights Issue (assuming no shareholders, other than the Substantial Shareholders and Mr. Lien Kalt Long, have subscribed their entitlements of Rights Shares)		Upon completion of the Rights Issue (assuming all shareholders have fully subscribed for their entitlements of Rights Shares) and after the Bonus Warrants are exercised in full	
	Shares	*%*	*Shares*	*%*	*Shares*	*%*	*Shares*	*%*
Callisan or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Well Orient or its nominees	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
Sub-total	160,880,000	29.1	241,320,000	29.1	241,320,000	29.1	289,584,000	29.1
Lien Kalt Long *(Note)*	632	Negligible	948	Negligible	948	Negligible	1,137	Negligible
Underwriters	—	—	—	—	196,049,155	23.6	—	—
Public	392,098,310	70.9	588,147,465	70.9	392,098,310	47.3	705,776,958	70.9
Total	552,978,942	100.0	829,468,413	100.0	829,468,413	100.0	995,362,095	100.0

Note: Mr. Lien Kalt Long is an executive Director.

Force majeure and termination of the Underwriting Agreement

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement which shall be exercisable by BNP Paribas Peregrine Securities Limited ("BNP") (for itself and on behalf of Kingston Securities Limited ("Kingston")) by giving a notice in writing to the Company at any time prior to 9:00 a.m. on the third Business Day following the last day for acceptance of the Rights Issue if:

(a) the occurrence of the following events would, in the reasonable opinion of BNP (for itself and on behalf of Kingston), materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or the success of the Rights Issue or otherwise makes it inexpedient or inadvisable for the Company or the Underwriters to proceed with the Rights Issue:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever;

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date of the Underwriting Agreement) of a political, military, financial, regulatory, economic, currency or other nature (whether or not of its own kind or class with any of the foregoing or in the nature of any local, national or international outbreak or escalation of hostilities or armed conflict); or

(iii) the occurrence of any change in market conditions, taxation or exchange control or combination of circumstances in Hong Kong (including without limitation suspension or material restriction on trading in securities); or

(b) the Underwriters shall receive notification by the Company when become aware of, the fact that any of the representations or warranties contained in the Underwriting Agreement was, when given, untrue or inaccurate or would be untrue or inaccurate if repeated; or

(c) any change occurs in the circumstances of the Company or any member of the Group which would materially and adversely affect the business, financial or trading position or prospects of the Group as a whole; or

(d) the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement; or

(e) the occurrence of any event, or series of events, beyond the reasonable control of the Underwriters (including, without limitation, acts of government, strike, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or interruption or delay in transportation) which in the reasonable opinion of BNP (for itself and on behalf of Kingston) has or would have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payments pursuant to the Rights Issue or pursuant to the underwriting thereof.

If BNP (for itself and on behalf of Kingston) terminates the Underwriting Agreement, then the Rights Issue with the Bonus Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, amongst other things, (a) the approval of the Rights Issue by Shareholders at the EGM and (b) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares that may fall to be issued upon the exercise of the Bonus Warrants.

REASONS OF THE RIGHTS ISSUE AND USE OF PROCEEDS

The Company intends to use the net proceeds of the Rights Issue of approximately HK$40 million for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport. The Company is the developer to develop the site under a cooperative development agreement dated 18 August, 2001 entered into between the Company and the People's Government of Liqiao Township. The Company currently intends to develop an industrial park which includes warehouses and light industrial buildings on part of the site.

Following the previously proposed rights issue of the Company as announced on 14 March, 2002 which did not proceed, the Directors continue to believe that it is in the best interests of the Company and its Shareholders to enlarge the capital base of the Company through the Rights Issue with the Bonus Issue. The Directors believe that the Rights Issue remains a good means by which the Company can raise funds in the market and enlarge the capital base of the Company. The enlarged capital base will support the continuing development of the Company's existing business activities so as to enhance the Group's income stream and earnings base. After considering different forms of fund raising alternatives, the Directors believe that the Rights Issue will allow all Qualifying Shareholders to participate in the growth of the Company.

PROCEDURE FOR ACCEPTANCE AND PAYMENT OR TRANSFER

For each Qualifying Shareholder, a PAL is enclosed with this prospectus which entitles the Qualifying Shareholder to subscribe for the number of Rights Shares provisionally allotted to that Qualifying Shareholder specified thereon.

If any Qualifying Shareholder wishes to exercise his/her/its right to subscribe for all the Rights Shares provisionally allotted to him/her/it as specified in the PAL, the Qualifying Shareholder must lodge the PAL in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Wednesday, 21 August, 2002. All remittances must be made in Hong Kong dollars and cheques or banker's cashier orders must be drawn on a bank account in Hong Kong, crossed "Account Payee Only" and made payable to "China Strategic Holdings Limited — Rights Issue Account". All enquiries in connection with the PALs should be addressed to Standard Registrars Limited at the above address.

Unless the PAL, duly completed, together with the appropriate remittance, has been lodged by 4:00 p.m. on Wedesday, 21 August, 2002, whether by the original allottee or any person in whose favour the rights have been validly transferred, the relevant provisional allotment and all rights to subscribe for Rights Shares thereunder will be deemed to have been declined and will be cancelled. The Company may (at its sole

discretion) treat a PAL (lodged as mentioned above) as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions. The Company may require such incomplete PALs to be completed by the relevant applicants at a later stage.

If a Qualifying Shareholder wishes to accept only part of his/her/its rights to subscribe for the Rights Shares provisionally allotted, or if a Qualifying Shareholder wishes to transfer all or part of such rights, the entire PAL must be surrendered no later than Tuesday, 13 August, 2002 with Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for cancellation and new PALs will be issued in the denominations required.

All cheques and banker's cashier orders will be presented for payment immediately upon receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and return of a PAL with a cheque or a banker's cashier order will constitute a warranty that the cheque or the banker's cashier order will be honoured on first presentation. Without prejudice to any other rights of the Company in respect thereof, the Company reserves the right to reject any PAL in respect of which the accompanying cheque or banker's cashier order is dishonored on first presentation, and, in such event, the relevant provisional allotment and all rights given pursuant to which will be deemed to have been declined and will be cancelled at the discretion of the Company. All documents, including cheques for the amounts due, will be sent by ordinary post at the risk of the relevant applicants or other persons entitled thereto, to their registered addresses.

If the Underwriters exercise their right to terminate their obligations under the Underwriting Agreement at any time prior to 9:00 a.m. on Monday, 26 August, 2002 that is the third Business Day following the last day of acceptance of the Rights Shares, the monies received in respect of the Rights Shares provisionally allotted and applications for excess Rights Shares will be returned to the applicants, without interest, by means of cheques despatched by ordinary post at the risk of such applicants as soon a practicable thereafter.

APPLICATION FOR EXCESS RIGHTS SHARES

For each Qualifying Shareholder, an EAF is enclosed with this prospectus which entitles the Qualifying Shareholder to apply for excess Rights Shares.

If any Qualifying Shareholder wishes to apply for any Rights Shares in addition to his/her/its provisional allotment under the Rights Issue, he/she/it must complete and sign the EAF in accordance with the instructions printed thereon and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Right Shares applied for, with the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by not later than 4:00 p.m. on Wednesday, 21 August, 2002. All remittances must be made in Hong Kong dollars and cheques or banker's cashier orders must be drawn on a bank account in Hong Kong, crossed "Account Payee Only" and made payable to "China Strategic Holdings Limited — Excess Application Account". All enquiries in

connection with the EAFs should be addressed to Standard Registrars Limited at the above address. The Qualifying Shareholder will be notified of any allotment of excess Rights Shares made to that Qualifying Shareholder, which allocation will be made at the discretion of the Directors on a fair and reasonable basis but preference shall be given to topping-up odd lots to whole board lots.

All cheques and banker's cashier orders will be presented for payment immediately upon receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and return of an EAF with a cheque of banker's cashier order will constitute a warranty that the cheque or the banker's cashier order will be honoured on first presentation. Without prejudice to the other rights of the Company in respect thereof, the Company reserves the right to reject any EAF in respect of which the accompanying cheque or banker's cashier order is dishonoured on first presentation.

If no excess Rights Shares are allotted to the relevant applicants, a refund cheque for the full amount tendered on application, without interest, will be posted to the relevant applicants by ordinary post at their own risk. If the number of excess Rights Share allotted to the relevant applicants is less than that applied for, a cheque for the surplus application monies, without interest, will be posted to the relevant applicants by ordinary post at their own risk. Such posting is expected to take place on or before Tuesday, 27 August, 2002.

EAFs will only be issued to the Qualifying Shareholders and are for use only by the persons to whom they are addressed and are not transferable. All documents, including cheques for the amounts due, will be sent by ordinary post at the risk of the relevant applicants or other persons entitled thereto, to their registered addresses. The Company may (at its sole discretion) treat an EAF as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions. The Company may require such incomplete EAFs to be completed by the relevant Qualifying Shareholder at a later stage.

JURISDICTIONS OUTSIDE HONG KONG

The Prospectus Documents issued in connection with the Rights Issue have not been and will not be registered or filed under any applicable securities legislation of any jurisdiction other than Hong Kong. No action has been taken in any territory other than Hong Kong to permit the offering of the Rights Shares or the distribution of any documents issued in connection with the Rights Issue (save that copies of this propectus have been sent to the Overseas Shareholders and holders of the Share Options for their information only). Accordingly, no provisional allotment of the Rights Shares will be made to any Overseas Shareholders. No person receiving a copy of this prospectus or a PAL or an EAF in any territory or jurisdiction outside Hong Kong may treat it as an offer or invitation to apply for Rights Shares or excess Right Shares. No application for Rights Shares will be accepted from any person whose address is outside Hong Kong. The Company reserves the right to refuse to accept any application for Rights Shares or excess Rights Shares where it believes that acceptance would violate the applicable securities or other laws or regulations of any territory.

LISTING AND DEALINGS

The shares of the Company are listed on the Stock Exchange. There is no other stock exchange on which any part of the securities of the Company is listed or dealt in or which listing or permission to deal is being or proposed to be sought.

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subject to the approval of the Rights Issue by Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

There is no arrangement under which future dividends are waived or agreed to be waived.

SHARE CERTIFICATES

Subject to the fulfillment of the conditions of the Rights Issue, share certificates for all fully-paid Rights Shares and Bonus Warrants are expected to be posted on or before, Tuesday, 27 August, 2002 to the persons who have accepted and paid for the Rights Shares and those successful applicants for the excess Rights Shares.

All documents, including cheques for the amounts due, will be sent by ordinary post at the risk of the persons entitled thereto to their registered addresses.

BUSINESS REVIEW AND PROSPECTS

Having achieved a gross domestic productivity of approximately 7.3% in 2001, the PRC is expected to continue to maintain the same economic growth momentum. At the same time, PRC's accession into the World Trade Organisation, Beijing's success in winning the bid for the 2008 Olympic Games and the recent reduction in the domestic interest rate should be

highly beneficial to the Company's existing business operations in the PRC. The Group will continue to solidify and focus on expanding its strategic lead in PRC's tire manufacturing, property and infrastructure operations. With PRC's high growth potential and an expected recovery of the economies of Southeast Asian countries in the near term, the Group is actively looking for new investment opportunities in the region especially in the PRC, to diversify operations into new markets and industries and continue to provide long term value to Shareholders. The Group's turnover for the year ended 31 December, 2001 totalled approximately HK$3.234 billion, representing an increase of approximately 2.4% from approximately HK$3.158 billion over the previous year. The revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products had become new sources of income for the Group during year 2001.

The Company's audited consolidated loss attributable to Shareholders for the year ended 31 December, 2001 amounted to approximately HK$598.7 million, representing a decrease of approximately 18% from approximately HK$730.7 million recorded in the previous year. The losses incurred was mainly attributable to the impairment loss made for revaluation deficits of the toll highway, investment properties and diminution in value of properties and investment securities totalling approximately HK$520 million by the Group. Operating losses suffered by the Group's tire operations, newspaper publication as well as provisions made for the diminution in the value of investments also contributed to the losses.

ADJUSTMENTS IN RELATION TO EXERCISE PRICES OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company adopted on 20 July, 1992, as at the Latest Practicable Date, the Company has outstanding Share Options to subscribe for up to an aggregate of 340,000 Shares, at exercise prices of HK$3.44 or HK$4.05 per Share.

According to the terms of the share option scheme, the exercise prices of the outstanding Share Options as at the Latest Practicable Date will be adjusted as a result of the issue of the fully-paid Rights Shares. The number and the exercise prices of the Share Options will be adjusted as follows:

Date of grant	Number of Share Options	Subscription price per Share before adjustment *HK$*	Adjusted subscription price per Share *HK$*	Adjusted number of share options	Exercise period
12 January, 2000	50,000	3.44	3.145	75,000	18 January, 2000 to 17 January, 2005
14 February, 2000	290,000	4.05	3.702	435,000	16 February, 2000 to 15 February, 2005

Allotment and issue of new Shares pursuant to the exercise of the Share Options granted under the share option scheme upon notice of exercise submitted by holders of the Share Options from 7 August, 2002 to 26 August, 2002 will only be made after the Rights Issue

becomes unconditional or lapses. The Company will hold the monies remitted upon the exercise of the subscription rights attaching to the existing Share Options pending the allotment of such new Shares. If the Rights Issue becomes unconditional, the number of new Shares to be allotted will be calculated on the basis of the adjusted exercise prices of the Share Options. If the Rights Issue does not become unconditional or lapses, the number of new Shares will be calculated on the basis of the original exercise prices.

The calculation of such adjustments has been in accordance with the terms of the Share Option Scheme.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this prospectus.

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

The following information are extracted from the audited financial statements of the Company in its annual report for each of the three financial years ended 31st December, 2001.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000	1999 HK$'000
Turnover	4	3,234,404	3,158,058	3,750,224
Cost of sales		(2,971,785)	(2,766,813)	(3,162,390)
Gross profit		262,619	391,245	587,834
Other revenue	6	168,178	210,373	1,617,395
Distribution costs		(179,879)	(161,656)	(187,377)
Administrative expenses		(242,744)	(282,226)	(389,183)
Other expenses	7	(909,862)	(869,985)	(370,619)
Restructuring costs		—	—	(41,855)
(Loss) profit from operations	8	(901,688)	(712,249)	1,216,195
Finance costs	10	(81,462)	(88,487)	(96,938)
Share of results of associates		(17,997)	(12,147)	(12,993)
Share of results of a subsidiary not consolidated		—	—	(12,623)
(Loss) profit before taxation		(1,001,147)	(812,883)	1,093,641
Taxation	11	(5,982)	(6,608)	(5,396)
(Loss) profit before minority interests		(1,007,129)	(819,491)	1,088,245
Minority interests		408,399	88,809	(40,649)
Net (loss) profit for the year		(598,730)	(730,682)	1,047,596
Dividend	12	—	46,098	—
(Loss) earnings per share				
Basic	13	HK$(1.30)	HK$(1.59)	HK$2.34
Diluted		N/A	N/A	HK$2.33
Dividend per share	12	NIL	HK$0.01	NIL

Dividend per share of HK$0.01 in financial year ended 31st December, 2000 represents final dividend in 1999 at HK$0.01 per ordinary share before taking into account the "Share Consolidation" stated in Notes 30 of notes to the financial statements.

CONSOLIDATED BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Investment properties	14	49,341	71,818
Property, plant and equipment	15	2,452,199	2,734,587
Properties under/held for development	16	137,000	157,401
Payment for acquisition of land development right	17	2,727	—
Intangible asset	18	—	107,208
Goodwill	19	32,708	—
Interest in associates	21	176,268	115,752
Receivables — due after one year	22	302,439	18,995
Investments in securities	23	473,408	757,197
Loans to minority shareholders	24	26,765	28,074
		3,652,855	3,991,032
Current Assets			
Properties held for sale	25	32,881	31,081
Inventories	26	790,288	869,333
Trade debtors	27	481,024	667,817
Receivables — due within one year	22	107,195	50,217
Receivables due from associates	21	13,517	5,323
Other receivables, deposits and prepayments		298,722	367,624
Advances to contractors		9,439	184,443
Income and other tax recoverable		208	85
Investments in securities	23	40,000	67,800
Bank balances and cash		744,927	885,228
Pledged bank deposits		83,520	612,351
		2,601,721	3,741,302
Current Liabilities			
Creditors and accrued charges	28	431,885	674,566
Other payables		563,821	415,130
Payables due to related companies	29	36,492	—
Payables due to associates	21	9,625	—
Income and other taxes payable		32,871	43,531
Bank loans and other borrowings	34	922,272	1,351,545
		1,996,966	2,484,772
Net Current Assets		604,755	1,256,530
		4,257,610	5,247,562

	NOTES	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	2,174,692	2,388,875
		2,220,790	2,849,854
Minority Interests		1,323,582	1,699,376
Non-Current Liabilities			
Bank loans and other borrowings — due after one year	34	593,121	595,213
Deposits received	35	76,638	76,638
Loans from minority shareholders	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

BALANCE SHEET

At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Property, plant and equipment	15	8,722	8,660
Payment for acquisition of land development right	17	2,727	—
Investments in subsidiaries	20	329,186	328,189
Receivables due from subsidiaries	20	1,515,455	2,179,911
Interest in associates	21	2	2
Receivables — due after one year	22	25,246	26,480
Investments in securities	23	19,517	19,517
		1,900,855	2,562,759
Current Assets			
Receivables due from associates	21	473	1,083
Receivables — due within one year	22	16,239	4,673
Other receivables, deposits and prepayments		2,687	6,595
Bank balances and cash		106,491	217,237
		125,890	229,588
Current Liabilities			
Creditors and accrued charges		2,674	3,101
Payables due to related companies	29	1,073	—
Bank loans and other borrowings	34	20,011	8,798
		23,758	11,899
Net Current Assets		102,132	217,689
		2,002,987	2,780,448
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	1,246,936	1,453,360
		1,293,034	1,914,339
Non-Current Liabilities			
Bank loans and other borrowings	34	35	—
Payables due to subsidiaries	20	709,918	866,109
		2,002,987	2,780,448

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st December, 2001

	2001	2000
	HK$'000	*HK$'000*
Exchange differences arising on translation of operations outside Hong Kong	(7,277)	(1,223)
Share of reserves of associates		
Goodwill reserve	—	(12,097)
Exchange reserve	(72)	(7,317)
Non-distributable reserve	—	2,204
	(7,349)	(18,433)
Net loss for the year	(598,730)	(730,682)
Total recognised losses	(606,079)	(749,115)
Negative goodwill arising on acquisition of interests in subsidiaries and associates	—	157,581
	(606,079)	(591,534)
Effect of change in accounting policy on adoption of the revised Statement of Standard Accounting Practice 9 — "Events after the Balance Sheet Date" — Increase in retained profits as at 1st January, 2000	—	46,098

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	85,876	157,342
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(121,235)	(116,488)
Dividends paid to minority shareholders of subsidiaries		(4,124)	(23,140)
Dividend paid		—	(46,098)
Interest received		71,725	114,714
Dividends received from investments		5,509	6,509
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(48,125)	(64,503)
TAXATION			
Tax paid in other jurisdictions		(8,953)	(7,213)
Refund of tax received in other jurisdictions		6	1,213
NET CASH OUTFLOW FOR TAXATION		(8,947)	(6,000)
INVESTING ACTIVITIES			
Decrease (increase) in pledged bank deposits		528,831	(612,351)
Proceeds from disposal of investments in securities		400,960	1,084,136
Repayment from receivables		389,990	69,067
Proceeds from disposal/dilution of subsidiaries/ business (net of cash and cash equivalents disposed of)	37	283,806	46,496
Proceeds from disposal of investment properties		14,450	—
Capital repatriation from an associate		9,366	—
Repayment from associates		—	177
Proceeds from disposal of property, plant and equipment		5,818	25,873
Repayment from minority shareholders		1,309	—
Advance to receivables		(670,140)	(50,000)
Purchase of subsidiaries/business (net of cash and cash equivalents acquired)	38	(354,450)	(526,312)
Purchase of property, plant and equipment		(279,977)	(211,517)
Purchase of investments in securities		(282,802)	(1,430,640)
Investment in associates		(44,100)	(48,541)

	NOTES	2001 HK$'000	2000 HK$'000
Advance to associates		(17,560)	—
Costs incurred for properties under/held for development		(8,392)	(26,541)
Payment for acquisition of land development right		(2,727)	—
Purchase of additional interest in subsidiaries		—	(6,667)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(25,618)	(1,686,820)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES		3,186	(1,599,981)
FINANCING ACTIVITIES	39		
New bank loans and other borrowings raised		1,183,688	1,509,767
Advance from related companies		53,409	—
Contribution from minority shareholders		42,602	15,348
Advance from associates		9,625	—
Repayment of bank loans and other borrowings		(1,393,529)	(1,243,438)
Repayment to related companies		(16,917)	—
Repayment of obligations under hire purchase contracts		(9)	—
Proceeds from issue of shares, net of expenses		—	45,530
NET CASH (OUTFLOW) INFLOW FROM FINANCING ACTIVITIES		(121,131)	327,207
DECREASE IN CASH AND CASH EQUIVALENTS		(117,945)	(1,272,774)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		873,326	2,146,420
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,454)	(320)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		744,927	873,326
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		744,927	885,228
Bank overdrafts		—	(11,902)
		744,927	873,326

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in note 20 and 21.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs had no significant effect on the financial statements for the current or prior year except that in accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increased the retained profits of the Group and the Company respectively, as at 1st January, 2000 by HK$46,098,000. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties, hotel property and investments in securities.

The financial statements have been prepared in accordance with accounting principals generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate negative goodwill previously credited to reserves. Accordingly, negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Intangible asset

Intangible asset is stated at cost less amortisation and any identified impairment loss. The cost of the intangible asset is amortised over the estimated useful life on a straight line basis.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has been passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Income from sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the period of the respective leases.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction, toll highway and construction in progress

Properties under construction, toll highway and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction, toll highway and construction in progress until the construction is completed and the properties, assets or toll highway are ready for use.

Hotel property

Hotel property (including interests in land and building and its integral fixed plant) is stated at their open market value based on professional valuation at the balance sheet date. Any surplus or deficit arising from the same asset on the revaluation of the hotel property is credited or charged to the revaluation reserve of the same asset unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the asset revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these asset in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset and its high residual value, any depreciation would be insignificant.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction, toll highway, construction in progress and hotel property, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10%-25%
Machinery and equipment	10%-20%
Motor vehicles	12.5%-25%

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Operating leases

Rentals payable in respect of operating leases are charged to the income statement on a straight line basis over the relevant lease term.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Assets held under hire purchase contracts

Assets held under hire purchase contracts are capitalised at their fair value at the date of acquisition. The corresponding liability to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the hire purchase contracts, are charged to the income statement over the period of the relevant contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligation for each accounting period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the subsidiaries and associates which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

	2001	**2000**
	HK$'000	*HK$'000*
Sales of goods, net of returns and sales taxes	2,986,793	3,091,851
Publication of newspaper	132,311	9,818
Sales of properties	58,800	12,500
Hotel operation	50,518	38,469
Rental income	5,982	5,420
	3,234,404	3,158,058

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. SEGMENTAL INFORMATION

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Toll highway operation	Tires	Heavy industry	Consumer goods	Electronic products	Pharma-ceutical products	Property investment	Hotel operation	Newspaper publication	Investment in securities and receivables	Others	Elimination	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(Note)*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31st December, 2001													
REVENUE													
External sales	—	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	—	76,872	—	3,325,348
Inter-segment sales	—	—	—	—	—	—	1,685	—	—	—	2,193	(3,878)	—
Total revenue	—	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	—	79,065	(3,878)	3,325,348
RESULT													
Segment result	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
Unallocated corporate expenses													(104,018)
Finance costs													(81,462)
Interest income													71,725
Dividend income													5,509
Share of results of associates	—	—	—	—	—	(6,995)	—	—	(8,998)	—	(2,004)		(17,997)
Loss before taxation													(1,001,147)
Taxation													(5,982)
Loss before minority interests													(1,007,129)
Minority interests													408,399
Net loss for the year													(598,730)

	Toll highway operation	Tires	Heavy industry	Consumer goods	Electronic products	Pharma-ceutical products	Property investment	Hotel operation	Newspaper publication	Investment in securities and receivables	Others	Elimination	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(Note)*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets and liabilities at 31st December, 2001													
ASSETS													
Segment assets	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	—	1,037,962	96,889		5,934,330
Interest in associates	—	88,133	—	—	—	—	17,592	—	64,899	—	5,644		176,268
Unallocated total assets													143,978
Consolidated total assets													6,254,576
LIABILITIES													
Segment liabilities	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	—	—	(2,191)		(1,670,252)
Unallocated corporate liabilities													(1,039,952)
Consolidated total liabilities													(2,710,204)
Other information for the year ended 31st December, 2001													
Capital expenditure													
— Property, plant and equipment	273,565	118,195	4,191	11,167	34	114,393	21,508	—	41,383	—	1,000		585,436
— Properties under/held for development	—	—	—	—	—	—	8,392	—	—	—	—		8,392
— Investment properties	—	—	—	—	—	—	96,510	—	—	—	—		96,510
Depreciation and amortisation	—	110,796	4,346	7,594	837	1,079	1,792	—	18,165	—	1,794		146,403
Impairment and revaluation loss	360,272	90,524	—	—	—	—	123,108	25,000	—	50,413	17,592		666,909
Other non-cash expenses	—	84,972	—	—	—	—	—	—	—	139,972	—		224,944

Inter-segment revenue are charged at market rates.

	Toll highway operation	Tires	Heavy industry	Consumer goods	Electronic products	Pharma-ceutical products	Property investment	Hotel operation	Newspaper publication	Investment in securities and receivables	Others	Elimination	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* (Note)	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31st December, 2000													
REVENUE													
External sales	—	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	—	58,841	—	3,247,208
Inter-segment sales	—	—	—	—	—	—	—	—	—	—	2,519	(2,519)	—
Total revenue	—	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	—	61,360	(2,519)	3,247,208
RESULT													
Segment result	—	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
Unallocated corporate expenses													(52,716)
Finance costs													(88,487)
Interest income													114,714
Dividend income													6,509
Share of results of associates	—	—	—	—	—	—	—	—	—	6,968	(19,115)		(12,147)
Loss before taxation													(812,883)
Taxation													(6,608)
Loss before minority interests													(819,491)
Minority interests													88,809
Net loss for the year													(730,682)
Assets and liabilities at 31st December, 2000													
ASSETS													
Segment assets	1,101,600	3,049,173	51,009	175,658	55,113	—	699,072	233,261	163,644	948,731	165,884		6,643,145
Interest in associates	—	89,889	—	—	—	—	—	—	—	—	25,863		115,752
Unallocated total assets													973,437
Consolidated total assets													7,732,334

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
LIABILITIES													
Segment liabilities	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	—	(194,552)	(21,722)	(44,295)	—	(10,186)		(1,781,831)
Unallocated corporate liabilities													(1,401,273)
Consolidated total liabilities													(3,183,104)
Other information for the year ended 31st December, 2000													
Capital expenditure													
— Property, plant and equipment	873,273	65,086	32,352	8,609	3,302	—	458,205	225,000	—	—	2,116		1,667,943
— Properties under/held for development	—	—	—	—	—	—	200,410	—	—	—	—		200,410
— Investment properties	—	—	—	—	—	—	71,818	—	—	—	—		71,818
— Intangible assets	—	—	—	—	—	—	—	—	107,656	—	—		107,656
Depreciation and amortisation	—	79,441	18,227	8,420	3,426	—	1,430	—	448	—	—		111,392
Impairment loss	—	42,277	—	—	—	—	—	—	—	46,000	26,724		115,001
Other non-cash expenses	—	11,382	—	—	—	—	—	—	—	482,656	—		494,038

Inter-segment revenue are charged at market rates.

Note:

In December 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation). The gain on disposal of Actiwater was approximately HK$93,806,000.

Upon the completion of the disposal, the Group held approximately 27.97% interest in Sing Pao Media and the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover		Contribution to loss from operations	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	3,006,346	3,144,185	(168,095)	(55,713)
Hong Kong	228,058	13,873	(673,894)	(647,819)
Overseas	—	—	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
Finance costs			(81,462)	(88,487)
Share of results of associates			(17,997)	(12,147)
Loss before taxation			(1,001,147)	(812,883)

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	4,799,836	5,554,164	676,251	1,937,167
Hong Kong	1,052,700	1,614,158	14,087	110,660
Overseas	402,040	564,012	—	—
	6,254,576	7,732,334	690,338	2,047,827

6. OTHER REVENUE

	2001	2000
	HK$'000	*HK$'000*
Net gain on disposal/dilution of interest in subsidiaries/business *(note a)*	26,057	16,892
Add: Goodwill previously credited to reserves	25,262	3,958
Exchange reserve realised	650	691
Non-distributable reserves realised	11,078	3,151
	63,047	24,692
Gain on disposal/dilution of interest in associates *(note b)*	—	15,436
Add/(Less): Goodwill previously written off against reserves	—	(3,751)
Exchange reserve realised	—	2,735
Non-distributable reserves realised	—	557
	—	14,977
Interest income	71,725	114,714
Dividend income from listed investments	5,509	6,509
Write-back of allowance for bad debts	10,390	9,754
Others	17,507	39,727
	168,178	210,373

Notes:

(a) The net gain on disposal/dilution of interest in subsidiaries/business in 2001 comprises (i) the gain on disposal of the Group's interest in Actiwater of approximately HK$93,806,000; disposal of Gold Brilliant Limited of approximately HK$3,309,000 and disposal of other subsidiaries of HK$16,035,000 and (ii) the net loss on disposal of the Group's interest in Dalian C.S.I. Metal Containers Co., Ltd of approximately HK$8,812,000; Ningbo Zhonghua Electronics Co., Ltd of approximately HK$255,000; dilution of the Group's interest in China Land Group Limited ("China Land") of approximately HK$30,038,000 and the loss on disposal of certain business in Double Happiness Tyre Industries Corporation Limited of approximately HK$10,998,000.

The net gain on disposal/dilution/partial disposal of the interest in subsidiaries in 2000 comprised (i) the net gain on disposal of the Group's interest in China Estate (Holdings) Limited of HK$12,444,000; Yantai C.S.I. Pharmaceutical Company Limited of HK$30,241,000; and partial disposal of other subsidiaries of HK$5,036,000; and (ii) the net loss on disposal of the Group's interest in Wuxi C.S.I. Mechanical and Electrical Equipment Company Limited of HK$5,673,000 and Ningbo C.S.I. Power & Machinery Group Company Limited of HK$17,356,000.

(b) The net gain on disposal/dilution of interest in associates in 2000 comprised (i) loss on disposal of the Group's interest in China Packaging Equipment (H.K.) Company Limited of HK$2,488,000; (ii) the net gain on dilution of the Group's interest in Asia Fiber Holdings Limited of HK$7,407,000; and (iii) the net gain on dilution of the Group's interest in Pacificnet.com, Inc. ("Pacificnet" formerly known as Creative Master International, Inc.) of HK$10,058,000.

7. OTHER EXPENSES

	2001	2000
	HK$'000	*HK$'000*
Impairment and revaluation loss on *(note a):*		
— toll highway	360,272	—
— properties under construction	63,257	—
— construction in progress *(note b)*	61,493	—
— hotel property	25,000	—
— machinery and equipment	17,863	—
— motor vehicles	1,156	—
	529,041	—
— properties under/held for development	28,793	—
— properties held for sale	11,081	—
— investment properties	19,977	—
— goodwill of subsidiaries and associates	14,005	26,724
— interest of an associate	3,587	—
Unrealised holding loss on investments in securities	139,972	482,656
Allowance for bad and doubtful debts	84,972	11,382
Loss on disposal of investments in securities	15,182	260,946
Loss on disposal of property, plant and equipment	2,827	—
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
	909,862	869,985

Notes:

(a) During the year, the directors of the Group reviewed the carrying amount of the property interests of the Group in light of the current market condition, and with reference to the valuation report made by independent firms of professional property valuers, the directors identified impairment and revaluation loss on the property held by the Group. Accordingly, the impairment and revaluation loss has been recognised in the consolidated income statement for the year. Details of these are set out in notes 14, 15 and 16 to the financial statements.

(b) Since 1993, one of the Company's subsidiaries, Double Happiness Tyre Industries Corporation Limited ("DH") has undertaken the construction of a radial tire factory (the "Project"). In 1995, the Project was temporarily suspended and the total costs incurred for the Project up to 31st December, 2000 were approximately RMB257,844,000 (equivalent to approximately HK$242,107,000). These costs have been included in construction in progress. Managements of DH and its immediate holding company, China Enterprises Limited ("China Enterprises", formerly China Tire e-commerce.com Limited and China Tire Holdings Limited) are in the process of formulating and compromising on a financing plan for the Project. A major reassessment on the capacity and technical specifications for the facility was carried out in 1999 and an appraisal ("the Appraisal") of the replacement costs of the facilities was also conducted by a third party PRC asset appraiser based on an assumption that the construction of the Project will be resumed. In the absence of a definite financing plan, the directors of China Enterprises also performed an assessment ("the Assessment") of the value of the assets of the Project as at 31st December, 1999.

Based on the results of the Appraisal and the Assessment, an aggregate potential impairment loss provision was made to write down the carrying value of the assets of the Project by approximately RMB122,400,000 (equivalent to HK$114,887,000) during the year ended 31st December 1999.

A further assessment ("Second Assessment") on the assets of the Project was performed and a valuation of the fair market value of the assets was conducted by American Appraisal Hongkong Limited, an independent firm of professional valuer. Based on the results of the Second Assessment, the directors considered no further provision is required for the carrying value of the assets of the Project for the year ended 31st December 2000.

As at 31st December, 2001, management of DH and China Enterprises have reviewed the carrying amount of the Project with reference to its estimated selling price. An impairment loss of HK$61,493,000 representing the difference between the estimated selling price and the carrying amount of the Project, has been identified and has been recognised in the consolidated income statement.

8. LOSS FROM OPERATIONS

	2001	2000
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
— directors remuneration *(note 9(a))*	2,696	10,593
— other staff costs *(note 9(b))*	302,566	304,254
— retirement benefits scheme contributions, excluding directors	37,050	38,750
Total staff costs	342,312	353,597
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	(6,565)	—
	335,747	353,597
Auditors' remuneration		
Current year	6,521	5,908
Overprovision in prior year	(2,135)	(21)
Depreciation and amortisation of property, plant and equipment:		
— owned assets	140,967	110,944
— assets under hire purchase contracts	7	—
Less: *amount capitalised in toll highway*	(231)	—
	140,743	110,944
Amortisation of intangible asset included in *administrative expenses*	4,934	448
Amortisation of goodwill included in administrative expenses	495	—
Loss on disposal of property, plant and equipment	2,827	310
Loss on disposal of investment properties	50	—
and after crediting:		
Net rental income in respect of premises after outgoings of HK$28,000 (2000: HK$36,000)	11,886	11,406

9. DIRECTORS' AND EMPLOYEE REMUNERATION

(a) DIRECTORS' REMUNERATION

	2001	2000
	HK$'000	*HK$'000*
Fees		
— Executive directors	—	7,398
— Non-executive directors	295	50
— Independent non-executive directors	216	345
	511	7,793
Other emoluments		
— Executive directors		
Salaries and other benefits	2,185	2,800
	2,696	10,593

The number of directors whose remuneration falls within the bands set out below is as follows:

	2001	2000
HK$	*Number of directors*	*Number of directors*
Nil to 1,000,000	12	10
1,000,001 to 1,500,000	1	1
1,500,001 to 2,000,000	—	1
3,500,001 to 4,000,000	—	—
7,000,001 to 8,000,000	—	1
	13	13

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

(b) EMPLOYEES' REMUNERATION

The five highest paid individuals in the Group included two directors (2000: three directors) of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2001 *HK$'000*	2000 *HK$'000*
Remuneration, salaries and other benefits	3,595	2,948

HK$	2001 *Number of employees*	2000 *Number of employees*
Nil to 1,000,000	1	—
1,000,001 to 1,500,000	2	1
1,500,001 to 2,000,000	—	1
	3	2

10. FINANCE COSTS

	2001 *HK$'000*	2000 *HK$'000*
Interest on borrowings wholly repayable within five years:		
Bank borrowings	81,423	89,709
Other borrowings	198	51
Obligations under hire purchase contracts	9	—
	81,630	89,760
Interest on bank borrowings not wholly repayable within five years	39,605	26,728
	121,235	116,488
Less: Amount capitalised in toll highway	(39,773)	(28,001)
	81,462	88,487

11. TAXATION

	2001	2000
	HK$'000	*HK$'000*
The (credit) charge comprises:		
Hong Kong Profits Tax Overprovision in prior years	—	(183)
	—	(183)
Taxation in other jurisdictions	12,982	6,791
Overprovision in prior years	(7,000)	—
Taxation attributable to the Company and its subsidiaries	5,982	6,608

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. As the Company's PRC subsidiaries are Sino-foreign joint venture enterprises, they are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax or subject to tax at reduced rates. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries.

Details of deferred taxation are set out in note 33.

12. DIVIDEND

	2001	2000
	HK$'000	*HK$'000*
Final dividend in 1999 at HK$0.01 per ordinary share as a result of adoption of revised SSAP 9 described in note 2	—	46,098

13. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$598,730,000 (2000: HK$730,682,000) and on the adjusted weighted average of 460,978,942 (2000: 459,375,955) ordinary shares in issue during the year, after adjustment for the effect of the consolidation of the Company's shares as set out in note 30.

No disclosure of the diluted loss per share has been calculated for both years as the exercise of the share options would result in a decrease in loss per share.

14. INVESTMENT PROPERTIES

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
VALUATION		
At 1st January	71,818	51,954
Acquired on acquisition of subsidiaries	96,510	71,818
Eliminated on disposal of subsidiaries	(84,510)	(51,954)
Disposal	(14,500)	—
Deficit arising on revaluation	(19,977)	—
At 31st December	49,341	71,818

The Group's investments properties were revalued at 31st December, 2001 by CB Richard Ellis Limited and RHL Appraisal Limited, independent firms of professional property valuers, on an open market value basis. Deficit arising on the revaluation of HK$19,977,000 has been charged to the consolidated income statement.

The Group's investment properties are held for rental under operating leases.

The carrying value of the investment properties comprises:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Properties held under medium-term leases in Hong Kong	12,000	14,500
Properties held under medium-term land use right in the PRC	37,341	57,318
	49,341	71,818

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Properties under construction	Toll highway	Construction in progress	Hotel property	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP									
COST OR VALUATION									
At 1st January, 2001	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
Acquired on acquisition of subsidiaries	16,598	15,714	13,871	1,709	—	—	29,179	—	77,071
Additions	3,236	14,087	97,175	3,050	18,257	273,565	98,995	—	508,365
Transfer	119	—	168,918	3,825	—	—	(172,862)	—	—
Disposals	(1,370)	(4,733)	(12,416)	(5,743)	—	—	—	—	(24,262)
Deficit on revaluation	—	—	—	—	—	—	—	(25,000)	(25,000)
Disposal of subsidiaries	(47,829)	(17,862)	(206,950)	(6,414)	—	—	(238)	—	(279,293)
At 31st December, 2001	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
Comprising:									
At cost	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	—	3,384,959
At valuation	—	—	—	—	—	—	—	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	115,771	14,110	432,211	31,399	—	—	—	—	593,491
Provided for the year	22,532	4,294	110,404	3,744	—	—	—	—	140,974
Impairment loss	—	—	17,863	1,156	63,257	360,272	61,493	—	504,041
Eliminated on disposals	(448)	(3,946)	(8,138)	(3,085)	—	—	—	—	(15,617)
Eliminated on disposal of subsidiaries	(13,838)	(2,973)	(67,378)	(5,940)	—	—	—	—	(90,129)
At 31st December, 2001	124,017	11,485	484,962	27,274	63,257	360,272	61,493	—	1,132,760
NET BOOK VALUES									
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
At 31st December, 2000	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

(a) Toll highway represents the Group's interest in a toll highway under construction in Shenzhen ("Shenzhen Highway"). In view of the fact that the toll rates approved by relevant PRC government authorities were lower than their budgeted rates, the Group has recognised impairment loss with reference to the valuation made by Grant Sherman Appraisal Limited, an independent firm of professional property valuers under a discounted cash flow method, using a discount rate of 20% and taking into consideration the expected future cost to complete the Shenzhen Highway and of the traffic projections and studies conducted by Scott Wilson (Hong Kong) Limited, an independent traffic consultant of the Shenzhen Highway. An impairment loss of approximately HK$360,272,000 has been identified which has been recognised in the consolidated income statement in the current year. A subsidiary of the Company has been granted the right to operate and manage the Shenzhen Highway for a period of 25 years up to 30th November, 2022.

(b) The Group's hotel property was revalued at 31st December, 2001 by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market value basis.

The hotel property is situated in the PRC, other than Hong Kong, is held under medium-term land use right. The Group has been granted the right to operate and manage the hotel for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

(c) The properties under construction are situated in the PRC, other than Hong Kong, and are held under medium-term land use right. In view of the market condition, the Group has recognised an impairment loss with reference to the valuation made by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market basis. An impairment loss of approximately HK$63,257,000 has been identified which has been recognised in the consolidated income statement in the current year.

(d) The Group reviewed the carrying amount of machinery and equipment and motor vehicles using the estimated selling prices of the machinery and equipment and motor vehicles in the proposed agreement entered into between the Group and the potential purchaser. An impairment loss of approximately HK$19,019,000 representing the difference between the estimated selling prices and the carrying amount was identified which has been recognised in the consolidated income statement.

(e) At 31st December, 2001, included in net book value of toll highway is interest capitalised of HK$77,719,000 (2000: HK$37,946,000).

	Land and buildings	Furniture and fixtures	Machinery and equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY					
COST					
At 1st January, 2001	6,824	2,511	3,274	—	12,609
Additions	—	71	231	541	843
Disposals	—	(922)	(1,862)	—	(2,784)
At 31st December, 2001	6,824	1,660	1,643	541	10,668
DEPRECIATION					
At 1st January, 2001	191	983	2,775	—	3,949
Provided for the year	170	308	208	68	754
Eliminated on disposals	—	(920)	(1,837)	—	(2,757)
At 31st December, 2001	361	371	1,146	68	1,946
NET BOOK VALUES					
At 31st December, 2001	6,463	1,289	497	473	8,722
At 31st December, 2000	6,633	1,528	499	—	8,660

The net book value of the land and buildings shown above comprises:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	332,133	369,625	6,463	6,633

The net book value of motor vehicle as at 31st December, 2001 included an amount of approximately HK$263,000 in respect of assets held under hire purchase contracts. No assets were held under hire purchase contracts as at 31st December, 2000.

16. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
COST		
At 1st January	157,401	—
Acquired on acquisition of a subsidiaries	—	173,869
Development costs incurred during the year	8,392	26,541
Impairment loss	(28,793)	—
Transfer to properties held for sale	—	(43,009)
At 31st December	137,000	157,401

Comprising:

	2001	**2000**
	HK$'000	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	111,000	131,086
Properties held under long-term land use rights in the PRC, other than Hong Kong	26,000	26,315
	137,000	157,401

Included above is the Group's interest in development projects of the Hong Kong Macau Square under medium-term land use right in Huizhou and of Lang De Dong under long-term land use rights in Taishan. In view of the market condition, the Group has made impairment losses, with reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both of which are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$28,793,000 has been identified which has been recognised in the consolidated income statement in the current year.

17. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHT

THE GROUP AND THE COMPANY

During the year, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately HK$216,981,000 (equivalent to RMB230,000,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2001, a partial payment of approximately HK$2,727,000 (equivalent to RMB3,000,000) was paid by the Company.

18. INTANGIBLE ASSET

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
COST		
At 1st January	107,656	—
Addition	—	107,656
Eliminated on disposal of subsidiary	(107,656)	—
At 31st December	—	107,656
AMORTISATION		
At 1st January	448	—
Provided for the year	4,934	448
Eliminated on disposal of subsidiary	(5,382)	—
At 31st December	—	448
NET BOOK VALUES		
At 31st December	—	107,208

The intangible asset represents the rights to publish newspaper under the trademarks and tradenames of "Sing Pao" and was amortised over a period of 20 years.

19. GOODWILL

	THE GROUP
	HK$'000
COST	
Arising on acquisition of subsidiaries during the year	53,112
Eliminated on disposal of subsidiaries	(19,909)
At 31st December, 2001	33,203
AMORTISATION	
Provided for the year and at 31st December, 2001	495
NET BOOK VALUES	
At 31st December, 2001	32,708
At 31st December, 2000	—

Goodwill is amortised on a straight line basis and the amortisation period for goodwill is 20 years.

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

	2001	2000
	HK$'000	*HK$'000*
Investments in subsidiaries		
Shares listed overseas, at cost	228,703	228,703
Unlisted shares, at cost	100,483	99,486
	329,186	328,189
Market value of listed shares	23,868	56,935
Receivables due from subsidiaries		
Amounts due from subsidiaries	3,598,640	3,051,781
Less: Impairment loss recognised	(2,083,185)	(871,870)
	1,515,455	2,179,911
Payables due to subsidiaries		
Amounts due to subsidiaries	709,918	866,109

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year, the directors of the Company reviewed the carrying amount of the interests in subsidiaries of the Company in light of the current market condition, the directors identified impairment and revaluation losses on properties and unrealised loss on other investment held by the subsidiaries with reference to professional valuation report and market value of shares an impairment loss of approximately HK$1,211 million has been identified in respect of the receivables due from subsidiaries. Accordingly, the whole amount has been recognised in the income statement as impairment losses for the year.

Particulars of the principal subsidiaries at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Australia Net.Com Limited ("Australia Net.Com")	Australia *(note a)*	A$31,184,116	—	57.26 *(note a)*	Investment holding
China Land	Bermuda *(note b)*	US$27,248,386	—	65.56 *(note b)*	Investment holding
China Pharmaceutical Industrial Limited	Hong Kong	HK$2	—	57.26	Investment holding
China Enterprises	Bermuda *(note c)*	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 *(note c)*	24.84 *(note c)*	Investment holding
DH *(note f)*	PRC	RMB280,684,311	—	55 *(note c)*	Inactive
Dazhai C.S.I. Cement Co., Ltd. *(note f)*	PRC	RMB17,000,000	51	—	Manufacture of cement
Rosedale Hotel Guangzhou Co., Ltd. (formerly known as Guangzhou Jiang Nan Hotel Co., Ltd.) *(note e)*	PRC	HK$89,700,000	—	81	Hotel operation
Guang Zhou Jiang Nan Property Co., Ltd. *(note e)*	PRC	HK$68,000,000	—	75	Property development
Hangzhou Zhongce Rubber Company Limited ("Hangzhou Rubber") *(note f)*	PRC	RMB469,748,777	—	51 *(note c)*	Manufacture of tires
Huizhou World Express Property Ltd. *(note e)*	PRC	HK$109,200,000	—	70	Property development
Ningbo Zhonghua Taifeng Food Co., Ltd. *(note f)*	PRC	RMB89,004,566	—	51	Production of flour, monosodium glutamate and related food products

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company Directly	Indirectly	Principal activities
			%	%	
Shenzhen Longchen Xinyuan Industrial Co., Ltd ("Longchen Xinyuan") *(note f)*	PRC	RMB100,000,000	—	60	Construction and operation of toll highway
Shenzhen SEZ Development Centre Co., Ltd. *(note e)*	PRC	HK$290,000,000	—	86	Development, holding and trading of properties
Tung Fong Hung Investment Limited ("Tung Fong Hung") *(note d)*	British Virgin Islands	US$10,000	—	100	Manufacture and trading of Chinese and western pharmaceutical products
Yantai C.S.I. Rubber Co., Limited *(note f)*	PRC	RMB60,000,000	—	51 *(note c)*	Manufacture of tires
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. *(note f)*	PRC	RMB667,833,000	—	51 *(note c)*	Manufacture of tires

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Land operates in the PRC and Hong Kong and its shares are listed on the Hong Kong Stock Exchange.

c. China Enterprises operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber, Yantai C.S.I. Rubber Co., Limited and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. at 31st December, 2001.

d. Tung Fong Hung operates in Hong Kong.

e. This is a PRC Sino-foreign co-operative joint venture.

f. This is a PRC Sino-foreign equity joint venture.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest in associates				
Share of net assets	156,132	115,752	—	—
Goodwill	20,136	—	—	—
Unlisted shares, at cost	—	—	2	2
	176,268	115,752	2	2
Receivables due from associates				
Amounts due from associates	13,517	5,323	473	1,083
Payables due to associates				
Amounts due to associates	9,625	—	—	—

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

The amount of HK$20,136,000 mainly represented goodwill arising on acquisition of Sing Pao Media in December, 2001.

Particulars of the principal associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/ registered capital held indirectly by the Company %	Principal activities
Hangzhou Zhongce Land Co., Ltd.	PRC	PRC	50	Property development and investment
Hangzhou Sunrise Rubber Co., Ltd. ("Sunrise")	PRC	PRC	49.2	Manufacture of tire
Pacificnet	Delaware, United States of America	Hong Kong and Singapore	29.52	Development, marketing and supporting full services of business to business e-commerce solutions
Sing Pao Media	Cayman Islands	Hong Kong	27.97	Media and publishing business "Sing Pao Daily News" and "Wide Angle Magazine", provision of multimedia entertainment and life-style information to the Chinese community worldwide

In 1998, the Group invested in Sunrise through Hangzhou Rubber for a total investment and registered capital of US$29,980,000. The investment commitment was satisfied by the contribution of a radial tire factory under construction. The radial tire factory commenced operations during the year.

During the year, the entire interest in Actiwater was disposed of to Sing Pao Media at a consideration satisfied both by cash and shares issued in Sing Pao Media. Following the completion of the disposal, the Group held approximately 27.97% interest in Actiwater.

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

22. RECEIVABLES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loan and interest receivables *(note a)*				
— secured	270,474	—	—	—
— unsecured	189,039	50,000	41,457	31,153
Receivables due from related companies *(note b)*	534	—	28	—
Receivables due from PRC entities *(note c)*	—	65,212	—	—
	460,047	115,212	41,485	31,153
Less: Impairment loss recognised	(50,413)	(46,000)	—	—
	409,634	69,212	41,485	31,153
Less: Amounts due within one year and shown under current assets	(107,195)	(50,217)	(16,239)	(4,673)
Amounts due after one year	302,439	18,995	25,246	26,480

Notes:

(a) Included in secured loan and interest receivables of approximately HK$123,491,000 and HK$110,583,000 were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Included in unsecured loan and interest receivables were amounts of approximately HK$51,701,000 (2000: Nil) due from investees of the Group and of approximately HK$45,183,000 (2000: HK$34,000,000) advanced to China Development Corporation Limited, a former associate of the Group.

All the loan receivables carry interest at the prevailing market rate.

(b) Details of the receivables due from related companies are as follows:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Paul Y. – ITC Management Limited	24	—	—	—
Star East Bob Limited	160	—	—	—
Star East Management Services Limited	157	—	—	—
Rosedale Hotel Management Limited	113	—	—	—
Star East Holdings Limited	80	—	28	—
	534	—	28	—

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. – ITC Management Limited and Rosedale Hotel Management Limited are wholly owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Star East Bob Limited are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

Star East Holdings Limited is a company, in which certain directors of the Company have beneficial interest.

(c) *Receivables from PRC entities as at 31st December, 2000 consisted primarily of a loan to a former joint* venture partner and was fully settled during the year.

23. INVESTMENTS IN SECURITIES

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed	261,403	316,375	—	—
Unlisted	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
Debt securities:				
Listed	—	209,459	—	—
Unlisted	177,188	110,400	—	—
	177,188	319,859	—	—
Club debenture	1,538	1,538	825	825
Total	513,408	824,997	19,517	19,517

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total and reported as:				
Listed				
Hong Kong	214,248	207,671	—	—
Elsewhere	47,155	318,163	—	—
Unlisted	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
Classified under				
Current	40,000	67,800	—	—
Non-current	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
Market value of listed securities	261,403	525,834	—	—

The carrying value of listed securities in Hong Kong at 31st December, 2001 included an amount of HK$71,005,500 and HK$60,834,000 (2000: HK$Nil and HK$74,178,000) representing 9.16% and 10% (2000: Nil and 10.01%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

The carrying value of the overseas listed debt securities at 31st December, 2000 represented PCCW convertible bonds ("PCCW Bond"). The PCCW Bond is guaranteed by PCCW, carries interest at 3.5% per annum, matures on 5th December, 2005 and will be redeemed at 120.12 per cent of the principal amount together with accrued interest.

Unless previously redeemed or purchased and cancelled, the PCCW Bond entitles the holders at any time after 5th January, 2001 up to 21st November, 2005 to convert the PCCW Bond into shares of PCCW at an initial conversion price of US$1.0083 per share (equivalent to approximately HK$7.865 per share), subject to adjustment.

The PCCW Bond were fully disposed of during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 included an investment of HK$52,585,000 in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due to redeem on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2001 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of G-Prop Bond at 31st December, 2000 of HK$50,400,000 carried interest of 7.5% per annum and was fully redeemed by G-Prop (Holdings) Limited during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 also included promissory note of HK$40,000,000 (2000: HK$60,000,000) to a third party carries interest at prevailing market rate per annum, and secured by shares in China Development Corporation Limited, a company listed on the Stock Exchange of Hong Kong.

24. LOANS FROM/TO MINORITY SHAREHOLDERS

THE GROUP

The amounts are unsecured, non-interest bearing and will not be repaid within one year and are therefore shown as non-current.

25. PROPERTIES HELD FOR SALE

THE GROUP

Properties held for sale were carried at net realisable value.

In respect of properties held for sale with a carrying amount of approximately HK$28,000,000, the transfer of title to the land use right and property ownership has not yet been completed at the balance sheet date. The Group has paid the full amount of the consideration in accordance with the sale and purchase agreement and in the opinion of the directors, such transfer will be completed in due course.

With reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$11,081,000 has been identified which has been recognised in the consolidated income statement in the current year.

26. INVENTORIES

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
Raw materials	312,952	268,242
Work in progress	19,007	30,842
Finished goods	458,329	570,249
	790,288	869,333

Included above are raw materials of HK$312,952,000 (2000: HK$268,242,000), work in progress of HK$19,007,000 (2000: HK$30,842,000) and finished goods of HK$458,329,000 (2000: HK$568,099,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$2,771,566,000 (2000: HK$2,751,170,000).

27. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
0 - 90 days	330,169	323,133
90 - 180 days	93,564	244,787
Over 180 days	57,291	99,897
	481,024	667,817

28. CREDITORS AND ACCRUED CHARGES

Included in creditors and accrued charges are creditors with the following aged analysis:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
0 - 90 days	278,148	322,077
90 - 180 days	43,876	82,623
Over 180 days	75,570	96,901
	397,594	501,601
Add: Accrued charges	34,291	172,965
	431,885	674,566

29. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

		THE GROUP		THE COMPANY	
		2001	2000	2001	2000
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mass Success International Limited	(i)	594	—	594	—
Hanny Magnetics Limited	(i)	1,234	—	151	—
ITC Management Limited	(ii)	29,539	—	328	—
Paul Y. – ITC Management Limited	(i)	127	—	—	—
Paul Y. – ITC Construction Company Limited	(i)	3,634	—	—	—
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	—	—	—
		36,492	—	1,073	—

Included in the amounts were payables due to Hanny Magnetics Limited and ITC Management Limited of HK$1,083,000 and HK$26,267,000 respectively, which carry interest at prevailing market rate. The remaining amounts are unsecured, non-interest bearing and repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly owned subsidiary of ITC Corporation Limited, shareholder of the Company's substantial shareholder.

30. SHARE CAPITAL

	Notes	Number of shares	Value HK$'000
Authorised:			
Ordinary shares of HK$0.10 each at 31st December, 2000 and 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(b)	(7,200,000,000)	—
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(b)	—	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(b)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2000		4,480,289,420	448,029
Exercise of share options	(a)	129,500,000	12,950
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(b)	(4,148,810,478)	—
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment of nominal value	(b)	—	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098

Notes:

(a) During the year ended 31st December, 2000, the Company issued and allotted 47,000,000, 32,500,000 and 50,000,000 shares of HK$0.10 each in the Company for cash at HK$0.3, HK$0.344 and HK$0.405 per share respectively as a result of the exercise of share options. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

— Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");

— Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");

— The credit of approximately HK$415 million arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;

— Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

31. SHARE OPTIONS

THE COMPANY

At 31st December, 2001, the options to subscribe for shares were outstanding under the Company's share option scheme are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	HK$	
21.7.1998 to 20.7.2002	6.060	36,750
12.01.2000 to 11.01.2005	3.440	50,000
14.02.2000 to 13.02.2005	4.050	290,000
		376,750

SUBSIDIARY

China Enterprises

At 31st December, 2001, the options to subscribe for shares were outstanding under the share option scheme of China Enterprises are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

China Land

No options under the share option scheme were granted or exercised during the year and no options were outstanding as at 31st December, 2001.

32. RESERVES

	Share premium	Special capital reserve	Capital redemption reserve	Goodwill on consolidation	Exchange reserve	Other non-distributable reserves	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP								
At 1st January, 2000								
— as originally reported	1,844,149	—	233	30,693	16,844	34,368	1,002,159	2,928,446
— Prior period adjustment *(note 2)*	—	—	—	—	—	—	46,098	46,098
As restated	1,844,149	—	233	30,693	16,844	34,368	1,048,257	2,974,544
Exchange adjustment	—	—	—	—	(1,223)	—	—	(1,223)
Premium on issue of shares	32,580	—	—	—	—	—	—	32,580
Arising on acquisition of interests in subsidiaries and associates	—	—	—	157,581	—	—	—	157,581
Impairment loss of goodwill of an associate	—	—	—	26,724	—	—	—	26,724
Realised on disposal of interest in subsidiaries	—	—	—	(3,958)	(691)	(3,151)	—	(7,800)
Realised on disposal/dilution of interest in associates	—	—	—	3,751	(2,735)	(557)	—	459
Share of net reserves movement of associates	—	—	—	(12,097)	(7,317)	2,204	—	(17,210)
Appropriated from retained profits	—	—	—	—	—	1,539	(1,539)	—
Net loss for the year	—	—	—	—	—	—	(730,682)	(730,682)
Dividend *(note 2)*	—	—	—	—	—	—	(46,098)	(46,098)
At 31st December, 2000	1,876,729	—	233	202,694	4,878	34,403	269,938	2,388,875
Exchange adjustment	—	—	—	—	(7,277)	—	—	(7,277)

	Share premium	Special capital reserve	Capital redemption reserve	Goodwill on con-solidation	Exchange reserve	Other non-dis-tributable reserves	Retained profits (deficit)	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Arising from Capital Reorganisation *(note 30)*	—	414,881	—	—	—	—	—	414,881
Impairment loss of goodwill of subsidiaries and associates	—	—	—	14,005	—	—	—	14,005
Realised on disposal/dilution of interest in subsidiaries	—	—	—	(25,262)	(650)	(11,078)	—	(36,990)
Share of net reserves movement of associates	—	—	—	—	(72)	—	—	(72)
Appropriated from retained profits	—	—	—	—	—	12,068	(12,068)	—
Net loss for the year	—	—	—	—	—	—	(598,730)	(598,730)
At 31st December, 2001	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
Attributable to:								
The Company and its subsidiaries	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
Associates	—	—	—	(3,110)	(10)	—	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
THE COMPANY					
At 1st January, 2000	1,844,149	—	233	145,713	1,990,095
Prior period adjustment *(note 2)*	—	—	—	46,098	46,098
As restated	1,844,149	—	233	191,811	2,036,193
Premium on issue of shares	32,580	—	—	—	32,580
Net loss for the year	—	—	—	(569,315)	(569,315)
Dividend *(note 2)*	—	—	—	(46,098)	(46,098)
At 31st December, 2000	1,876,729	—	233	(423,602)	1,453,360
Arising from Capital Reorganisation *(Note 30)*	—	414,881	—	—	414,881
Net loss for the year	—	—	—	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

Included in goodwill on consolidation as at 31st December, 2001, HK$19,316,000 (2000: HK$33,321,000) and HK$210,753,000 (2000: HK$236,015,000) represented goodwill and negative goodwill arising on acquisition of subsidiaries and associates respectively.

The special capital reserve of the Group represents the amount arising from the Capital Reduction as described in note 30(b).

During the year, the management of the Group reviewed the carrying amount of goodwill with reference to the business operated by those subsidiaries and associates. Those subsidiaries and associates are mainly engaged in the provision of e-commerce solution services and in view of the current economic condition in these businesses, full amount of impairment loss of HK$14,005,000 has been identified and recognised in the consolidated income statement.

At 31st December, 2001 and 2000, the Company had no reserves available for distribution to shareholders.

33. DEFERRED TAXATION

The major components of the deferred taxation (credit) charge not recognised for the year are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	393	(216)	187	(6)
Tax loss (arising) utilised	(109,097)	(15,295)	1,273	18,665
Other timing differences	(193)	—	(325,368)	—
Impairment and revaluation losses on properties	(476)	—	—	—
	(109,373)	(15,511)	(323,908)	18,659

At the balance sheet date, the major components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	(6,166)	(5,773)	(527)	(340)
Unutilised tax losses	307,696	198,599	22,000	23,273
Other timing differences	5,462	5,269	333,000	7,632
Impairment and revaluation losses on properties	11,333	10,857	—	—
	318,325	208,952	354,473	30,565

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

34. BANK LOANS AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans	1,515,206	1,932,970	20,000	—
Obligations under hire purchase contracts *(Note)*	187	—	46	—
Bank overdrafts	—	11,902	—	8,798
Other borrowings	—	1,886	—	—
	1,515,393	1,946,758	20,046	8,798
Repayable as follows:				
Within one year	922,272	1,351,545	20,011	8,798
Between one and two years	53,754	48,080	35	—
Between two and five years	24,386	32,152	—	—
Over five years	514,981	514,981	—	—
	1,515,393	1,946,758	20,046	8,798
Less: Amount due within one year included under current liabilities	(922,272)	(1,351,545)	(20,011)	(8,798)
Amount due after one year	593,121	595,213	35	—

Of the bank loans and other borrowings of the Group, HK$672,735,000 (2000: HK$1,298,298,000) are secured by property, plant and equipment and bank deposits of the Group.

Note:

	Minimum lease payments				Present value of minimum lease payments			
	THE GROUP		THE COMPANY		THE GROUP		THE COMPANY	
	2001	2000	2001	2000	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under hire purchase contracts:								
Within one year	24	—	14	—	14	—	11	—
In the second to fifth years inclusive	189	—	47	—	173	—	35	—
	213	—	61	—	187	—	46	—
Less: Future finance charges	(26)	—	(15)	—	—	—	—	—
Present value of lease obligations	187	—	46	—	187	—	46	—
Less: Amount due within one year					(14)	—	(11)	—
Amount due after one year					173	—	35	—

It is the Group's policy to lease certain of its fixtures and equipment under hire purchase contracts. The average term of hire purchase contract is 5 years. Interest rate is fixed at the contract date. All hire purchase contracts are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under hire purchase contract are secured by the lessor's charge on the hired assets.

35. DEPOSITS RECEIVED

THE GROUP

The amounts represent deposits received in connection with the pre-sale of certain properties under/held for development. The deposits will be transferred to the income statement upon the execution of the binding sale and purchase agreements.

In the opinion of the directors, the binding sale and purchase agreements are unlikely to be executed within one year and the deposits are therefore shown in the balance sheet as non-current.

36. RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001	2000
	HK$'000	*HK$'000*
Loss before taxation	(1,001,147)	(812,883)
Share of results of associates	17,997	12,147
Dividend income	(5,509)	(6,509)
Interest income	(71,725)	(114,714)
Interest expenses	81,462	88,487
Depreciation of property, plant and equipment	140,743	110,944
Amortisation of intangible asset	4,934	448
Amortisation of goodwill	495	—
Unrealised loss on investments in securities	139,972	482,656
Loss on disposal of investments in securities	15,182	260,946
Allowance for bad and doubtful debts	84,972	11,382
Impairment and revaluation loss of property, plant and equipment	529,041	—
Impairment loss of goodwill of subsidiaries and associates	14,005	26,724
Impairment loss of interest in an associate	3,587	—
Impairment loss of properties under/held for development	28,793	—
Deficit arising on the revaluation of investment properties	19,977	—
Impairment loss recognised in respect of properties held for sale	11,081	—
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
Loss on disposal of property, plant and equipment	2,827	310
Gain on disposal/dilution of interests in subsidiaries/business	(63,047)	(24,692)
Gain on disposal/dilution of interest in associates	—	(14,977)
Write-back of allowance for bad debts	(10,390)	(9,754)
Loss on disposal of investment properties	50	—
Increase in inventories	(57,621)	(92,242)
Increase in trade debtors	(11,759)	(53,815)
Decrease in properties held for sale	70,300	16,000
Increase in other receivables, deposits and prepayments	(109,333)	(160,084)
Increase in creditors, accrued charges and other payables	198,178	338,005
(Decrease) increase in other tax payable	(7,614)	14,133
Decrease in deposits received	—	(3,447)
Net cash inflow from operating activities	85,876	157,342

37. DISPOSAL/DILUTION OF SUBSIDIARIES/BUSINESS

	2001	2000
	HK$'000	*HK$'000*
Net assets disposed of:		
Investment properties	84,510	51,954
Property, plant and equipment	189,164	109,152
Goodwill	19,909	—
Intangible asset	102,274	—
Investments in securities	26,262	—
Interest in associates	19,432	—
Inventories	197,426	15,548
Trade debtors	175,958	93,406
Other receivables, deposits and prepayments	240,996	84,922
Bank balances and cash	76,490	22,503
Creditors and accrued charges	(402,133)	(136,735)
Income and other taxes payable	(75)	—
Bank loans and other borrowings	(314,750)	(61,465)
Minority interests	(35,268)	(76,472)
	380,195	102,813
Goodwill reserve realised	(25,262)	(3,958)
Exchange reserve realised	(650)	(691)
Other non-distributable reserves realised	(11,078)	(3,151)
	343,205	95,013
Gain on disposal/dilution	63,047	24,692
	406,252	119,705
Satisfied by:		
Cash	360,296	68,999
Other receivables	—	32,015
Investments in securities	—	18,691
Interest in associates	9,556	—
Receivables	36,400	—
	406,252	119,705

Analysis of the net inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries/business:

	2001	2000
Cash consideration received	360,296	68,999
Bank balances and cash disposed of	(76,490)	(22,503)
Net inflow of cash and cash equivalents	283,806	46,496

The subsidiaries disposed of during the year contributed cash outflow of HK$122,484,000 (2000: cash outflow of HK$6,288,000) to the Group's net operating cash outflow, paid tax liabilities of HK$1,721,000 in 2000, received HK$5,994,000 in respect of investing activities (2000: paid HK$1,787,000) and received HK$98,504,000 in respect of financing activities (2000: HK$12,217,000).

The subsidiaries/business disposed of during the year contributed HK$132,311,000 (2000: HK$30,241,000) to the Group's turnover, and HK$31,663,000 (2000: HK$168,000) to the Group's loss from operations.

38. PURCHASE OF SUBSIDIARIES/BUSINESS

	2001	2000
	HK$'000	*HK$'000*
Net assets acquired:		
Investment properties	96,510	71,818
Property, plant and equipment	77,071	1,428,425
Intangible asset	—	107,656
Interest in associates	19,466	—
Property under development	—	173,869
Properties held for sale	83,180	4,073
Investments in securities	54,599	35,563
Receivables	44,201	—
Inventories	70,771	1,205
Trade debtors	27,304	7,462
Other receivables, deposits and prepayments	150,390	—
Loan to minority shareholders	—	28,074
Tax recoverable	129	—
Advances to contractors	—	169,082
Bank balances and cash	52,568	177,325
Creditors and accrued charges	(109,964)	(138,636)
Deposits received	—	(80,085)
Bank loans and other borrowings	(104,941)	(457,665)
Obligations under hire purchase contracts	(143)	—
Minority interests	(51,738)	(549,164)
	409,403	979,002
Goodwill arising on acquisition	53,112	(170,114)
	462,515	808,888
Satisfied by:		
Cash	407,018	703,637
Interest in an associate	37,032	92,711
Investments in securities	—	12,540
Other receivables, deposits and prepayments	18,465	—
	462,515	808,888

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/ business:

	2001	2000
	HK$'000	*HK$'000*
Cash consideration paid	(407,018)	(703,637)
Bank balances and cash acquired	52,568	177,325
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business	(354,450)	(526,312)

The subsidiaries/business acquired during the year contributed cash outflow of HK$26,486,000 (2000: HK$107,130,000) to the Group's net operating cash outflow, paid HK$16,659,000 in 2000 in respect of net returns on investments and servicing of finance, received refund of income tax of HK$1,213,000 in 2000, received HK$6,056,000 (2000: utilised HK$139,959,000) in respect of investing activities and utilised HK$3,037,000 (2000: HK$177,088,000) in respect of financing activities.

The subsidiaries/business acquired during the year contributed HK$99,967,000 (2000: HK$66,208,000) to the Group's turnover, and HK$87,730,000 (2000: HK$9,074,000) to the Group's loss from operations.

39. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	Bank loans and other borrowings	Minority shareholders	Amounts due to associates	Payables due to related companies	Obligations under hire purchase contracts
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st January, 2000	2,292,178	1,272,327	1,356,532	—	—	—
Proceed on issue of new shares, net of expenses	45,530	—	—	—	—	—
New borrowings obtained	—	1,509,767	—	—	—	—
Contribution from minority shareholders	—	—	15,348	—	—	—
Purchase of additional interest in subsidiaries	—	—	(11,514)	—	—	—
Repayments	—	(1,243,438)	—	—	—	—
Acquisition of subsidiaries/business	—	457,665	549,164	—	—	—
Disposal/partial disposal of subsidiaries	—	(61,465)	(76,472)	—	—	—
Loss attributable to minority shareholders	—	—	(88,809)	—	—	—
Non-cash related movements	—	—	4,748	—	—	—
Dividends paid to minority shareholders	—	—	(23,140)	—	—	—
Balance at 31st December, 2000	2,337,708	1,934,856	1,725,857	—	—	—
Capital Reorganisation	(414,881)	—	—	—	—	—
New borrowings obtained	—	1,183,688	—	—	—	53
Contribution from minority shareholders	—	—	42,602	—	—	—
Repayments	—	(1,393,529)	—	—	(16,917)	(9)
Advance	—	—	—	9,625	53,409	—
Acquisition of subsidiaries/business	—	104,941	51,738	—	—	143
On disposal/partial disposal of subsidiaries	—	(314,750)	(35,268)	—	—	—
Loss attributable to minority shareholders	—	—	(408,399)	—	—	—
Non-cash related movements	—	—	(5,345)	—	—	—
Dividends paid to minority shareholders	—	—	(4,124)	—	—	—
Balance at 31st December, 2001	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. MAJOR NON-CASH TRANSACTIONS

During the year, the major non-cash transactions are as follows:

(a) Decrease in interest in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.

(b) Additions to interest in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Hire purchase arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investment in securities of approximately HK$64,295,000 was reclassified as interest in associates following the increase of the Group's interest in the associate.

In 2000, the major non-cash transactions are as follows:

(a) Addition to investments in securities of HK$18,691,000 and receivables of HK$32,015,000 were part of the consideration received from the disposal of a subsidiary. Increase in investments in securities of HK$7,542,000 was the settlement of an outstanding receivable.

Interest in associates of HK$4,817,000 was reclassified as investments in securities following the dilution of the Group's interest in the associate.

(b) Convertible note receivable from an associate of HK$232,110,000 was set off against the amount of consideration required for the acquisition of interest in a company from the associate.

(c) Properties under/held for development of HK$43,009,000 was transferred to properties held for sale.

41. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Contracted for but not provided in the financial statements in respect of:				
— Land development right	214,254	—	214,254	—
— Property, plant and equipment	18,005	—	—	—
— Properties under/held for development	26,902	23,640	—	—
— Properties under construction	129,393	227,150	—	—
— Construction in progress	10,849	173,849	—	—
	399,403	424,639	214,254	—
Authorised but not contracted for in respect of property, plant and equipment	35,096	—	—	—

42. OPERATING LEASE COMMITMENTS

The Group has made approximately HK$17,432,000 (2000: HK$10,091,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	26,429	4,802	992	142
In the second to fifth years inclusive	25,482	8,720	—	—
Over five years	1,678	—	—	—
	53,589	13,522	992	142

Lease are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$11,914,000 (2000: HK$11,442,000). Certain of the properties have committed tenants for next three to seven years.

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
Within one year	9,479	11,413
In the second to fifth years inclusive	18,633	18,936
Over five years	994	2,775
	29,106	33,124

43. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a) Corporate guarantee given by the Company for banking facilities granted to subsidiaries	—	—	95,243	50,000
Extent of the Group's share of facilities utilised in respect of guarantees given to financial institutions to secure credit facilities granted to subsidiaries	—	—	13,000	71,500
Other guarantees issued to:				
Associates	2,357	2,357	—	—
Outsiders	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formerly known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposit together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed in its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the report, the Intermediate People's Court of Huizhou, Guangdong Province, is still considering the cases. At this stage, the outcome cannot be predicted with certainty and no further provision has been made in the financial statements.

44. PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings — due after one year

Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)

Certain property, plant and equipment with a carrying value of HK$234,462,000 (2000: HK$238,033,000)

Investment in security of HK$5,244,000 (2000: Nil).

Certain shares in associates with carrying value of approximately HK$53,194,000 (2000: Nil).

(b) Bank loans and other borrowings — due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000).

Longchen Xinyuan pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

45. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related companies as follows:

Name of company	Nature of transactions	*Notes*	2001 *HK$'000*	2000 *HK$'000*
Pacificnet	Management fee income received and receivable by the Group	(a)	—	1,200
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(b)	37	—
Star East Management Limited	Loan interest income received and receivable by the Group	(c)	88	—
Lucklong	Loan interest income received and receivable by the Group	(d)	8,212	—
Danwei	Loan interest income received *and receivable by the Group*	(d)	9,171	—
Total Pacific Limited	Rental income received and receivable by the Group	(e)	280	—
Mass Success International Limited	Rental expenses paid and payable by the Group	(f)	1,109	—
	Building management fee paid and payable by the Group		277	—
Hanny Magnetics Limited	Management fee paid and payable by the Group	(f)	151	—
	Loan interest expense paid and payable by Group		171	—
ITC Management Limited	Loan interest paid and payable by the Group	(g)	246	—
Paul Y. – ITC (E & M) Company Limited	Repair and maintenance fee paid and payable by the Group	(f)	33	—
	Purchase of fixed assets *by the Group*		8	—
	Mechanical and electrical service fee paid and payable by the Group		702	—

Name of company	Nature of transactions	*Notes*	2001 *HK$'000*	2000 *HK$'000*
Paul Y. – ITC Construction Limited	Interest paid and payable by the Group	(f)	151	—
Super Park Development Limited	Motor vehicles purchased by the Group	(e)	400	—
Star East (Taishan Properties) Limited	Motor vehicles purchased by the Group	(c)	216	—
Gunnell Properties Limited Cycle Company Limited	Rental expenses paid and payable by the Group	(f)	2,386	—
Tung Fong Hung	Loan interest income received and receivable by the Group	(h)	105	—
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	(i)	1,826	—

Notes:

(a) Pacificnet is an associate of the Group.

(b) Sing Pao Newspaper Management Limited is a wholly-owned subsidiary of an associate of the Group.

(c) Star East Management Limited and Star East (Taishan Properties) Limited are wholly-owned subsidiaries of Star East Holdings Limited, in which certain directors of the Company had beneficiary interest.

(d) Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

(e) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(f) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. (E & M) Company Limited, Paul Y. – ITC Construction Limited, Gunnell Properties Limited and Cycle Company Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(g) ITC Management Limited is the shareholder of the Company's substantial shareholder.

(h) Tung Fong Hung is a former associate of the Group.

(i) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 22 and 29.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the end of the year.

46. RETIREMENT BENEFIT SCHEME

The Company and its subsidiaries in Hong Kong do not operate retirement schemes covering their local permanent employees before 1st December, 2000. The amount of provision for long service payments and the related charge to the income statement for the year ended 31st December, 2000 are immaterial.

With effect from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contributions are available to reduce the contributions payables in the future years.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

47. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) China Enterprises, a subsidiary of the Company, through a wholly-owned subsidiary, entered into agreement to acquire approximately 4,800,000,000 new ordinary shares of HK$0.01 each in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company listed on the Hong Kong Stock Exchange, for a consideration of approximately HK$129,600,000.

China Enterprises also entered into agreements with Ananda Wing On whereby Ananda Wing On agreed to issue convertible note with principal amount of HK$120,000,000 to China Enterprises.

The transactions has not yet been completed at the date of this financial statements.

(b) China Land, a subsidiary of the Company, announced that the agreement entered by the wholly-owned subsidiary of China Land on 13th July, 2001 regarding the acquisition of certain properties in Beijing, the PRC, at an aggregate consideration of approximately HK$188 million has become null and void as the results of the due diligence investigation of the properties were not up to the reasonable satisfaction to China Land.

On the same date, China Land also announced that a non wholly-owned subsidiary of China Land renounced the options agreed to grant to that subsidiary on 13th July, 2001 to acquire the development rights for up to 600,000 square meters, being the intended total gross floor area of Phase III of Jiulong Garden in Beijing, the PRC, at a consideration of RMB1,700 per square meter due to non-fulfilment of the condition set out in the agreement in relation to the options.

(c) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 14th March, 2002, the Company proposed to issue not less than 921,957,884 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per share to the existing shareholders, in the proportion of two rights shares for every one existing share held, with the bonus issue of warrants.

The bonus issue of warrants will be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.17 each of every ten new shares taken up.

The transactions have not yet been completed at the date of this financial statements.

STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 30 June, 2002 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this prospectus), the Group had outstanding borrowings of approximately HK$1,841 million, comprising secured bank loans of approximately HK$725 million, unsecured bank loans of approximately HK$798 million and other borrowings of approximately HK$318 million which included an amount due to a substantial shareholder of the Company's shareholder of approximately HK$36.9 million, amounts due to related companies of approximately HK$1 million, obligations under hire purchase contracts of approximately HK$0.1 million and loan payables of approximately HK$280 million. Included in the unsecured bank loans are amounts of approximately HK$581.1 million which are guaranteed by minority shareholders of subsidiaries and an associate of the Company.

Debt securities

As at 30 June, 2002, the Group had no debt securities.

Securities and guarantees

The secured borrowings as shown above were secured by certain property, plant and equipment of the Group with an aggregate net book value of approximately HK$172.4 million, the right to receive the toll fee income of a subsidiary of the Group which is engaged in the operation of a toll highway, interests in associates with a carrying value of approximately HK$53.2 million, investment properties of approximately HK$13.7 million, investment securities of approximately HK$2 million, bank deposits of approximately HK$9.6 million and all the assets of a subsidiary of the Company.

Contingent liabilities

At 30 June, 2002, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$180 million and third parties of approximately HK$9 million.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and the litigation as set out under the section headed "Litigation" in Appendix III to this prospectus, the Group did not have, at the close of business on 30 June, 2002, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, obligations under hire purchases contracts or finance leases, guarantees, or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong Dollars at the exchange rates prevailing at the close of business on 30 June, 2002.

The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 30 June, 2002 and up to the Latest Practicable Date.

WORKING CAPITAL

The Directors are of the opinion that based on available banking and other facilities and the internal resources of the Group, together with the expected net proceeds of the Rights Issue, the Group has sufficient working capital for its present requirements.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2001, the date to which the latest published financial statements to the Group were made up.

Proforma net tangible assets of the Group

The following is an unaudited pro forma statement of adjusted net tangible assets of the Group after taking into account the Rights Issue, placement of new shares and acquisition of 34.6% interest in Ananda Wing On Travel (Holdings) Limited ("Ananda") by a non-wholly owned subsidiary of the Company in April 2002. It is based on the audited financial statements of the Company as at 31 December, 2001 adjusted to reflect the Rights Issue and certain adjustments since 31 December, 2001.

	HK$'000
Audited consolidated net assets value of the Group as at 31 December, 2001	2,220,790
Less: intangible asset — Goodwill	(32,708)
Audited consolidated net tangible assets value of the Group as at 31 December, 2001	2,188,082
Add: Negative goodwill arising from acquisition of interest in an associate *(Note 1)*	76,791
Net proceeds of placement in June 2002	17,400
Unaudited adjusted consolidated net tangible assets value of the Group before Rights Issue	2,282,273
Estimated net proceeds from Rights Issue	40,000

	HK$'000
Unaudited proforma consolidated net tangible assets value of the Group upon completion of Rights Issue	2,322,273
Estimated proceeds from exercise of Bonus Warrants	26,543
Unaudited proforma consolidated net tangible assets value of the Group upon completion of Rights Issue and Bonus Warrants	2,348,816
Unaudited adjusted consolidated net tangible assets value per Share before Rights Issue	HK$4.13
Unaudited proforma consolidated net tangible assets of the Group per Share based on 829,468,413 Shares in issue upon completion of Rights Issue	HK$2.80
Unaudited proforma consolidated net tangible assets of the Group per Share based on 995,362,095 Shares in issue upon completion of Rights Issue and Bonus Warrants	HK$2.36

	Shares
No. of Issued Shares before Rights Issue	552,978,942
No. of Issued Shares upon completion of Rights Issue	829,468,413
No. of Issued Shares upon completion of Rights Issue and Bonus Warrants	995,362,095

Note 1: Negetive goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of Ananda at 31 March, 2002 plus proceeds of approximately HK$129.6 million arising from the subscription of 4,800,000,000 new shares by a non-wholly owned subsidiary of the Company in April 2002 over the cost of acquisition.

Note 2: Assumed that underwriting agreements become unconditional at the Record Date.

The Bonus Warrants will be issued subject to, and with the benefit of, a separate instrument by way of a deed poll (the "Instrument") to be executed by the Company. The Bonus Warrants will be issued in registered form and will form one class and rank pari passu in all respects with each other.

The principal terms and conditions of the Bonus Warrants will be set out in the Bonus Warrant certificates and will include provisions to the effect set out below. The following is a summary of the principal terms and conditions of the Bonus Warrants which are subject to the detailed provisions of the Instrument. Warrantholders will be entitled to the benefit of, be bound by and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available from the registered office in Hong Kong for the time being of the Company.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(a) Each Warrantholder shall have, in respect of the Bonus Warrants of which he/she/it is the registered holder for the time being, rights ("Subscription Rights") which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time between 29 August, 2002 (being the date when dealings in the Bonus Warrants on the Stock Exchange are expected to commence) and before 4:00 p.m. on 31 December, 2003 (both dates inclusive) ("Subscription Period" and the date on which any of the Subscription Rights are duly exercised being called a "Subscription Date") to subscribe in cash the whole or part, in integral multiples of HK$0.16, of the amount stated on the certificate for such Bonus Warrants ("Exercise Moneys") which a Warrantholder is entitled to subscribe for Shares upon exercise of the Subscription Rights represented thereby, for fully-paid Shares at a price of HK$0.16 per Share, subject to adjustment as referred to below ("Subscription Price"). Any Subscription Rights which have not been exercised upon the expiry of the Subscription Period will lapse and thereupon the Bonus Warrants and the Bonus Warrant certificates will cease to be valid for any purpose whatsoever. References in this summary to "Shares" are to the Shares or any shares in the capital of the Company resulting from a sub-division, consolidation or re-classification of the Shares.

(b) Each Bonus Warrant certificate will contain a subscription form ("Subscription Form"). In order to exercise his/her/its Subscription Rights, a Warrantholder must complete and sign the Subscription Form and deliver the same and the Bonus Warrant certificate to the share registrar for the time being of the Company and such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights, together with a remittance for the relevant portion

of the Exercise Moneys, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his/her/its Subscription Rights. In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations applicable for the time being.

(c) No fraction of a Share will be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights represented by the Bonus Warrant certificate will be refunded by the Company to the Warrantholder, provided always that, if the Subscription Rights attaching to the Bonus Warrants represented by one or more Bonus Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, such Subscription Rights shall be aggregated; and regard shall be made, where applicable, to the provision of Clause 6(C) of the Instrument.

(d) As soon as practicable after the relevant allotment and issue of Shares (and in any event not later than 28 Business Days after the relevant Subscription Date) there will be issued free of charge to the Warrantholders to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) certificate(s) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Bonus Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the relevant Bonus Warrant certificate(s) remaining unexercised; and

(iii) (if applicable) a cheque representing fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares as mentioned in sub-paragraph (c) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing Bonus Warrant certificate (if any) and the cheque in respect of fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares (if any) will be sent by ordinary post at the risk of the said Warrantholder(s) to the address of such Warrantholder(s) (or, in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificate(s) and cheque may, by prior arrangement, be retained by the share registrar for the time being of the Company to await collection by the relevant Warrantholder(s).

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the relevant provisions of the Instrument:

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of the Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to Clause 6 of the Instrument):

(i) an alteration of the nominal amount of each Share by reason of any consolidation, subdivision or reclassification;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or contributed surplus account);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, except pursuant to a purchase by the Company of Shares, to Shareholders (in their capacity as such);

(iv) a grant by the Company to Shareholders (in their capacity as such) of rights to acquire for cash assets of the Company or any of its subsidiaries;

(v) an offer of new Shares for subscription by way of rights, or a grant of options or warrants to subscribe new Shares, at a price which is less than 90% of the market price (calculated as provided in the Instrument) being made by the Company to existing Shareholders (in their capacity as such);

(vi) an issue wholly for cash being made by the Company or other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration per new Share (as defined in the Instrument) is less than 90% of the market price (calculated as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90% of such market price;

(vii) an issue of Shares being made wholly for cash at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) a repurchase by the Company of Shares or securities convertible into Shares or any rights to subscribe Shares in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a) above shall be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities wholly or partly convertible into or carrying rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) (or other profit reserves) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of issue of any other securities wholly or partly convertible into or rights to acquire Shares);

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount of not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash; or

(v) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for, or carrying rights of subscription for, Shares pursuant to a Share Option Scheme (as defined in the Instrument).

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if the

Auditors or the approved merchant bank shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or such adjustment shall take effect from such other day and/or time as shall be certified by the Auditors or the approved merchant bank (as the case may be) to be in its opinion, appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up). No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. No adjustment shall be made (except on a consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price shall be certified to be fair and appropriate by the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) and notice of each such adjustment (giving the relevant particulars) shall be given to the warrantholders. In giving any certificate or making any adjustment under the Instrument, the Auditors or the approved merchant bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the Auditors or the approved merchant bank will be available for inspection by the warrantholders at the principal place of business of the Company in Hong Kong, where copies may be obtained.

3. REGISTERED WARRANTS

The Bonus Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Bonus Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Bonus Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

(a) The Subscription Rights conferred by the Bonus Warrants shall be transferable in integral multiples of HK$0.16 by instrument of transfer in any usual or common form or such other form as may be approved by the Directors or, where the transferor and/or the transferee is HKSCC Nominees Limited or its successor thereto, by an instrument of transfer executed under the hand of the authorised person(s) or by machine imprinted signature(s). The Company shall accordingly maintain a register

of warrantholders in Hong Kong (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Bonus Warrants). The Instrument contains provisions relating to the transfer, transmission and registration of the Bonus Warrants.

(b) Persons who own the Bonus Warrants and have not registered the Bonus Warrants in their own names and wish to exercise the Subscription Rights may incur additional costs and expenses in connection with any expedited re-registration of the Bonus Warrants prior to the transfer or exercise of the Bonus Warrants, in particular during the period of commencing ten Business Days prior to and including the last day of the Subscription Period.

(c) Since the Bonus Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last dealing day of the Bonus Warrants to be a date at least three Business Days before the last day of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Bonus Warrants may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same shall not be closed, or registration may not be suspended, for a period, or for periods together, of more than 30 days in any one year. Any transfer, or exercise of the Subscription Rights attached to the Bonus Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Bonus Warrants or, as the case may be, as between the Company and the warrantholders who have so exercised their respective Subscription Rights attached to their Bonus Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase the Bonus Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Bonus Warrants for one or more board lots of Bonus Warrants on the last day on which Bonus Warrants were traded on the Stock Exchange prior to the date of purchase thereof, but not otherwise.

All Bonus Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the Bonus Warrant certificates. A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Bonus Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to the generality thereof, by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the terms and conditions endorsed on the Bonus Warrant certificates and/or the Instrument) and the prior sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

(c) Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number of Bonus Warrants in respect of which each such person is so authorised. The person(s) so authorised shall be entitled to exercise the same power on behalf of the recognised clearing house as that recognised clearing house or its nominee(s) could exercises as if such person were an individual Warrantholder.

8. QUORUM

The quorum of a meeting of Warrantholders shall be two or more Warrantholders, present in person or by proxy, representing in aggregate not less than 10% in value of the Subscription Rights for the time being outstanding and exercisable and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

9. REPLACEMENT OF BONUS WARRANT CERTIFICATES

If a Bonus Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the office of the Company's share registrar on payment of such costs as may be incurred in connection therewith and on such terms as to

evidence, indemnityand/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Bonus Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Bonus Warrant certificates, Section 71A of the Company Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. CALL

If at any time the amount of the Bonus Warrants outstanding is equal to or less than 10% of the total amount of the Subscription Rights attached to the Bonus Warrants, the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow the Bonus Warrants to lapse. On expiry of such notice, all unexercised Bonus Warrants will be automatically cancelled without compensation to Warrantholders.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants or other securities convertible into, exchangeable for, or carrying rights to subscribe for Shares in such manner and on such terms as it sees fit.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, inter alia, that so long as any of the Subscription Rights remain exercisable:

(a) upon the exercise of any of the Subscription Rights it shall within 28 Business Days after the relevant Subscription Date allot and issue the Shares falling to be issued upon such exercise which shall rank pari passu in all respects with Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders to participate in all dividends or other distributions declared, paid or made after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date;

(b) it will send to each Warrantholder at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally;

(c) it shall pay all stamp and capital duties, registration fees or similar charges in respect of the execution of this Instrument, the creation and issue of the Bonus Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights; and

(d) it shall keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights of subscription for and conversion into Shares for the time being outstanding.

14. LISTING

So long as the Shares remain listed on the Stock Exchange, the Company shall use its best endeavours to procure that:

(a) at all times during the Subscription Period, the Bonus Warrants may be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Bonus Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Bonus Warrants); and

(b) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to holders of the Bonus Warrants).

15. OVERSEAS WARRANTHOLDERS

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder who has a registered address in any territory other than Hong Kong where, in the opinion of the Directors, the issue of Shares upon exercise of any of the Subscription Rights represented by any Bonus Warrants held by such Warrantholder may be unlawful or impracticable.

16. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

The Instrument contains provisions relating to the winding-up of the Company to the effect that:

(a) in the event a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit approving, a resolution to voluntarily wind-up the Company, the Company shall forthwith give

notice thereof to each Warrantholder and thereupon, every Warrantholder shall be entitled by irrevocable surrender of his/her Bonus Warrant certificate(s) to the Company (such surrender to occur not later than two (2) Business Days prior to the proposed shareholders' meeting referred to above) with the Subscription Form(s) duly completed, together with payment of the Exercise Moneys (or the relative portion thereof), to exercise the Subscription Rights represented by such Bonus Warrant certificate(s) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the warrantholders which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Bonus Warrant certificate(s) to the extent specified in the Subscription Form(s); and

(b) if an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution (as defined in the Instrument), shall be a party, or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all the Warrantholders. Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of winding up shall lapse and Bonus Warrant certificate(s) will cease to be valid for any purpose.

17. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders. Every Warrantholder shall register with the Company an address in Hong Kong to which notices to be given to such warrantholders are to be sent.

18. GOVERNING LAW

The Instrument and the Bonus Warrants are governed by and shall be construed in accordance with the laws of Hong Kong.

1. SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Rights Issue (assuming no Share Options are duly exercised before the Record Date) will be as follows:

		HK$ (Nominal Value)
Authorised:		
8,000,000,000	Shares	800,000,000

		HK$ (Nominal Value)
Issued (and paid up) and to be issued:		
552,978,942	Shares as at the Latest Practicable Date	55,297,894
276,489,471	Shares to be issued pursuant to the Rights Issue (assuming no Share Options are duly exercised before the Record Date)	27,648,947
829,468,413		82,946,841

All the Shares currently in issue rank pari passu in all respects with each other, including dividends, voting rights and capital. 92,000,000 Shares have been issued since 31 December 2001 (the date to which the latest audited financial statements of the Group were made up) to the Latest Practicable Date.

Share Options

Pursuant to the share option scheme of the Company adopted on 20 July, 1992, as at the Latest Practicable Date, the Company has outstanding Share Options to subscribe for up to an aggregate of 340,000 Shares, at exercise prices of HK$3.44 or HK$4.05 per Share.

According to the terms of the share option scheme of the Company adopted on 20 July, 1992, the exercise price of the outstanding Share Options as at the Latest Practicable Date will be adjusted as a result of the issue of the fully-paid Rights Shares. The number and the exercise price of the Share Options will be adjusted as follows:

Date of grant	Number of Share Options	Subscription price per Share before adjustment *HK$*	Adjusted subscription price per Share *HK$*	Adjustment number of share the options	Exercise Period
12 January, 2000	50,000	3.44	3.145	75,000	18 January, 2000 to 17 January 2005
14 February 2000	290,000	4.05	3.702	435,000	16 February 2000 to 15 February 2005

Save as disclosed above, the Company has no other outstanding convertible securities, warrants, options, and derivatives in respect of the Shares. The Company has no founder or management or deferred shares.

2. DISCLOSURE OF DIRECTOR'S INTERESTS IN SHARES AND OPTIONS

As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company and their associated corporations in the Shares within the meaning of the SDI Ordinance which have been notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(i) **Shares**

	Number of Shares		
	Personal Interests	Family Interests	Corporate Interests
Dr. Chan Kwok Keung, Charles *(Note)*	—	—	80,440,000
Lien Kait Long	632	—	—

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to be interested in 80,440,000 Shares held by Calisan by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. - ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. - ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. - ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 80,440,000 Shares which are held by Calisan.

(ii) **Share Options**

	No. of Share Options	**Exercise price** *(HK$)*
Chan Ling, Eva	50,000	3.44

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had, or was taken or deemed to have under section 28 of the SDI Ordinance or under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the Shares or Share Options of the Company or any of its associated corporations, within the meaning of the SDI Ordinance which is required to be notified, or which is required to be entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules.

As at the Latest Practicable Date, save as disclosed herein, none of the Directors was materially interested in any contract or arrangement to which any member of the Group was a party and which was significant to the business of the Group.

As at the Latest Practicable Date, none of the Directors had any interests, direct or indirect, in any assets which have been acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December, 2001, the date to which the latest published audited financial statements of the Group were made up.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, each person, other than the Directors or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying voting rights to vote in all circumstances at general meetings of the Company is as follows:

Name	No. of Shares	Approximate % of the issued share capital of the Company
Well Orient *(Note)*	80,440,000	14.5
Powervote Technology Limited *(Note)*	80,440,000	14.5
Hanny Magnetics (B.V.I.) Limited *(Note)*	80,440,000	14.5
Hanny Holdings Limited *(Note)*	80,440,000	14.5

Note: Well Orient is wholly owned by Powervote Technology Limited ("PTL") which is in turn wholly owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 80,440,000 Shares which were held by Well Orient.

Save as disclosed above, so far as was known to any Director, there was no person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the issued share capital or of any options in respect of such capital of the Company.

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, no person (not being a Director or chief executive of the Company), other than those whose interests are set out below, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group (other than the Company) or held any options in respect of any such capital:

Name of subsidiary	Approximate % of interest in share capital held by: The Group	Other shareholder(s)	Name of other shareholder(s)
Best Glory Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
中國通訊網絡技術服務有限公司 (China Telecom Information Network Technology Service Ltd.)	60	40	中國通信建設總公司 (China IT Development Corporation)
China Telecom International Limited	51	49	China Telecom Investment Corporation

Name of subsidiary	Approximate % of interest in share capital held by: The Group	Other shareholder(s)	Name of other shareholder(s)
山西大寨中策水泥有限公司 (Shanxi Dazhai CSI Cement Co., Ltd)	51	49	大寨經濟開發總公司 (Dazhai Economic Development Corporation)
Shanxi Dionysus Investments Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司 (Double Happiness Tyre Industries Corporation Limited)	55 *(Note a)*	45	太原橡膠廠 (Taiyuan Rubber Factory)
Earnfull Industrial Limited	90	10	Wang Ming Jian
Exburg Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
Gladly Development Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
Goldsmith Assets Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
廣州江南房產有限公司 (Guang Zhou Jiang Nan Property Co., Ltd.)	75 *(Note e)*	25	廣州市海珠區城市建設開發公司 (Guangzhou Haizhu City Construction Development Co.)
杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd.)	51 *(Note f)*	49	富陽市工業集團公司 (Fu Yang Shi Industrial Group Co.)
杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co., Ltd.)	51 *(Note a)*	49	杭州橡膠總廠 (Hangzhou Rubber Factory)
Holburn Properties Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
惠州燦榮房產有限公司 (Huizhou Best Glory Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
惠州澤利房產有限公司 (Huizhou Gladly Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
惠州緯通房產有限公司 (Huizhou World Express Property Ltd.)	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated

Name of subsidiary	Approximate % of interest in share capital held by: The Group	Other shareholder(s)	Name of other shareholder(s)
MBK China Strategic Limited	60	40	Mitsui & Co., Limited
Nice Home Properties Limited	78 *(Note e)*	22	Sung Chai
寧波中華太豐食品股份有限公司 (Ningbo Zhongce Taifeng Food Co., Ltd)	51	49	寧波太豐麵粉廠 (Ningbo Taifeng Flour Factory)
寧波保稅區奔野拖拉機汽車有限公司 (Ningbo Bao Shui Qu Ben Ye Tractor & Automobile Co., Limited)	69 *(Note g)*	31	寧波拖拉機製造總廠 (Ningbo Tractor Manufacturing Factory)
Orion (B.V.I.) Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Orion Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司 (Shenzhen Longchen Xinyuan Industrial Co., Ltd.)	60 *(Note e)*	30 *(Note c)*	深圳華昱投資開發股份有限公司 (Shenzhen Huayu Investment & Development Co., Ltd.)
深圳經濟特區發展中心有限公司 (Shenzhen SEZ Development Centre Co., Ltd.)	86 *(Note d)* *(Note e)*	10	深圳經濟特區發展(集團)公司 (Shenzhen Special Economic Zone Development (Group) Company)
World Express Limited	70 *(Note e)*	30 *(Note b)*	Chips Plus Development Incorporated
銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd.)	51 *(Note a)*	49	銀川橡膠廠 (Yinchuan Rubber Manufacturing)
一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co., Limited)	55	40	第一拖拉機股份有限公司 (Di Yi Tractor Corporation)

Notes:

a. These shareholdings are held by China Enterprises Limited ("CEL"), which operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds approximately 55.2% effective equity interest and approximately 88.8% effective voting interest in CEL.

b. Chips Plus Development Incorporated directly owns 30% interest in Dionysus Investments Limited which in turn directly owns 100% interest in Exburg Limited, Goldsmith Assets Limited and Holburn Properties Limited. Exburg Limited directly owns 100% interest in Gladly Development Limited which in turn directly owns 100% equity interest in Huizhou Gladly Property Ltd. Goldsmith Assets Limited directly owns 100% interest in Best Glory Limited which in turn directly owns 100% equity interest in Huizhou Best Glory Property Ltd. Holburn Properties Limited directly owns 100% interest in World Express Limited which in turn directly owns 100% equity interest in Huizhou World Express Property Ltd.

c. The remaining 10% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. is held by two minority shareholders, the ultimate interests of which, so far as were known to the Directors and chief executive of the Company, were neither held by the Group nor the other substantial shareholder of Shenzhen Longchen Xinyuan Industrial Co., Ltd. One of the minority shareholders has agreed to dispose of its 5% equity interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. to Shenzhen Huayu Investment & Development Co., Ltd. Such transfer of interest is still in process.

d. The remaining 4% interest is indirectly held by minority shareholders through an intermediate holding company of Shenzhen SEZ Development Centre Co., Ltd., the ultimate interests of which, so far as were known to the Directors and chief executive of the Company, were neither held by the Group nor the other substantial shareholder of Shenzhen SEZ Development Centre Co., Ltd.

e. These shareholdings are indirectly held by China Land Group Limited ("China Land"), its shares are listed on the Stock Exchange. The Group holds approximately 65.6% equity interest in China Land.

f. These shareholdings are held by Hangzhou Zhongce Rubber Co., Ltd.

g. These shareholdings are held by Yituo (Ningbo) C.S.I. Tractor & Automobile Co., Limited.

4. DIRECTORS

Name	Address
Executive Directors	
Dr. Chan Kwok Keung, Charles *(Chairman and chief executive officer)*	33/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Dr. Yap, Allan *(Vice chairman)*	7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Ms. Chau Mei Wah, Rosanna	31/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Mr. Lien Kait Long	8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Mr. Li Wa Kin	8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Ms. Chan Ling, Eva	8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Independent non-executive Directors

Mr. David Edwin Bussmann	47 Conduit Road, Apartment 7A, Mid-Levels, Hong Kong
Ms. Choy Hok Man, Constance	49/F., Bank of China Tower, 1 Garden Road, Central, Hong Kong

Alternate Directors

Mr. Chan Kwok Hung *(Alternate Director to Dr. Chan Kwok Keung, Charles)*	27/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Mr. Lui Siu Tsuen, Richard *(Alternate Director to Dr. Yap, Allan)*	7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Mr. Lau Ko Yuen, Tom *(Alternate Director to Ms. Chau Mei Wah, Rosanna)*	31/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Senior management

Mr. Chu Chin Lin, Simon	8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Ms. Law, Dorothy	8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Executive Directors

Dr. Chan Kwok Keung, Charles, aged 47, is the chairman and chief executive officer of the Company and the chairman of China Enterprises Limited ("China Enterprises"), a company whose shares are listed on the New York Stock Exchange. Dr. Chan holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 22 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is also the chairman of ITC Corporation Limited ("ITC"), Paul Y. and Hanny, companies whose securities are listed on the Stock Exchange. He is also a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and an executive director of Ananda Wing On Travel (Holdings) Limited ("Ananda"), a company whose shares are listed on the Stock Exchange.

Dr. Yap, Allan, aged 46, is the vice chairman of the Company and China Enterprises. He obtained the Honorary degree of Doctor of Laws and has over 20 years' experience in finance, investment and banking. He is the managing director of Hanny. Dr. Yap is an executive director of ITC and Ananda. Dr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation, a public listed company on the TSX Venture Exchange; a director of Provisions Suppliers Corporation Limited ("PSC"), a public listed company in Singapore; and a director of Ding Ing Technology Co., Ltd ("Ding Ing"), a public listed company in Taiwan.

Ms. Chau Mei Wah, Rosanna, aged 47, is an executive Director. She has over 22 years' experience in international corporate management and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, CPA Australia and the Certified General Accountants' Association of Canada. She joined the Company in 2000. She is the managing director of ITC and an executive director of Paul Y., Star East Holdings Limited and China Land Group Limited ("China Land"), companies whose securities are listed on the Stock Exchange. She is also a director of Burcon.

Mr. Lien Kait Long, aged 54, is an executive Director. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accountants of Singapore and CPA Australia. Mr. Lien joined the Company in 1998. He has over 31 years' experience in finance, accounting, investment and banking. He is a director of Australia Net.Com Limited, a company whose shares are listed on the Australian Stock Exchange and a non-executive director of China Development Corporation Limited, a company of which its shares are listed on the Stock Exchange.

Mr. Li Wa Kin, aged 46, is an executive Director. Mr. Li joined the Company in July 1998. He is the President of the Greater China division of the Company. Mr. Li has more than 21 years' experience in international trade, investment and management. He is very familiar with PRC investment environment and legal system.

Ms. Chan Ling, Eva, aged 36, is an executive director. Ms. Chan has over 14 years' experience in auditing, accounting and finance in both international accounting firm and listed companies. She is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong. Ms. Chan joined the Company in 1996. She is also the Senior Vice President — Finance of Ananda.

Independent non-executive Directors

Mr. David Edwin Bussmann, aged 48, was appointed as an independent non-executive Director in February 2000. Mr. Bussmann has more than 21 years' experience in the investment and finance field, and is very familiar with investment issues related to the PRC, as well as with sectors such as technology, real estate, and direct investments. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Ms. Choy Hok Man, Constance, aged 41, was appointed as an independent non-executive Director in April 2001. She holds directorship in a number of listed companies in Hong Kong. She is a practising solicitor in Hong Kong and England and is a partner of Sidley Austin Brown & Wood, an international law firm.

Alternative Directors

Mr. Chan Kwok Hung, aged 43, is an alternate Director to Dr. Chan Kwok Keung, Charles. He holds a Diploma in Arts and has over 19 years' experience in trading business in the PRC. Mr. Chan joined the Company in 2000. He is the chairman of China Land, an executive director of ITC and Hanny. Mr. Chan is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company.

Mr. Lui Siu Tsuen, Richard, aged 46, is an alternate Director to Dr. Yap, Allan. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and public listed companies. Mr. Lui joined the Company in 2001. He is the deputy managing director of Hanny. Mr. Lui is an executive director of Ananda, a director of PSC and Ding Ing.

Mr. Lau Ko Yuen, Tom, aged 51, is an alternate Director to Ms. Chau Mei Wah, Rosanna. He has over 29 years' international corporate management experience in the construction industry. Mr. Lau joined the Company in 2000. He is the deputy chairman of ITC and Paul Y. and a director of New World CyberBase Limited, a company whose securities are listed on the Stock Exchange. Mr. Lau is also the chairman of Downer.

Senior management

Mr. Chu Chin Lin, Simon, aged 36, is a vice president of the Greater China division of the Company. He studied China Europe International Business School MBA M. Engineer of S.I.S.M.I.T. at Taiwan and Marketing at Kingston College in Vancouver, Canada. He has over 9 years' experience in ISO system management, logistic management in the PRC. He is responsible for the management, business development and special project in the PRC. Mr. Chu joined the Company in 2000.

Ms. Law, Dorothy, aged 32, is a director of China Enterprises, a subsidiary of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a barrister and solicitor licensed to practice law in British Columbia, Canada and has also been admitted as a solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation and corporate counsel of Hanny. She joined the Group in 2000.

5. PARTIES INVOLVED IN THE RIGHTS ISSUE AND CORPORATE INFORMATION

Underwriters	BNP Paribas Peregrine Securities Limited 35th-36th Floors, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong Kingston Securities Limited Room 2801, 28th Floor, One International Financial Center, 1 Harbour View Street, Central, Hong Kong
Legal adviser	Sidley Austin Brown & Wood 49th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Registered office	8th Floor, Paul Y. Centre 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Company secretary	Ms. Chan Yan Yan, Jenny, Chartered Secretary
Authorised representatives	Mr. Lien Kait Long Ms. Chan Ling, Eva
Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong
Share registrars	Standard Registrars Limited 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong
Principal bankers	Bank of China (Hong Kong) Limited 3rd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong

6. LITIGATION

a. In August 1999, the architect of Paul Y. Plaza located in Guangzhou, the PRC initiated legal proceedings against Eventic Limited ("Eventic"), an indirect non-wholly owned subsidiary of the Company, in respect of a claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic engaged the architect for architectural services in respect of Paul Y. Plaza.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervisory services provided by the architect.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the Latest Practicable Date, the proceedings are still ongoing and are at the stage of the exchange of documents. After taking into consideration the advice of the Group's legal counsel, the Directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

b. In July 2001, 惠州緯通房產有限公司 (Huizhou World Express Property Ltd.) ("Huizhou World Express"), an indirect non-wholly owned subsidiary of the Company as the developer, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of 惠州市嘉城集團有限公司 (Huizhou Jia Cheng Group Co., Ltd.) ("Huizhou Jia Cheng"), the main contractor in the construction of Hongkong Macau Square, under a guarantee letter dated 7 September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

At the Latest Practicable Date, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the Directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

c. In June 2002, Lee Pak Wai trading as Edwin E&M Engineering Company, being a sub-contractor of Paul Y. Plaza located in Guangzhou, the PRC, initiated legal proceedings against Eventic, in respect of a claim for payment of sub-contract works for approximately RMB5.2 million.

Eventic has vigorously defended the claim as there was no contractual relationship between Eventic and the sub-contractor. Eventic has also made a counterclaim for the balance of unused advance payment and overpayment of approximately RMB4.2 million and RMB0.8 million respectively paid to the sub-contractor.

As at the Latest Practicable Date, the proceedings are still ongoing and the sub-contractor is required to file a Reply and Defence to Counterclaim in Court.

The Directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Eventic.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors are aware, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claims of material importance and no litigation or claims of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group, save for contracts expiring or terminable by the employer within one year without payment of compensation, other than statutory compensation.

There are no contracts entered into or commenced or amended in the past six months.

8. MATERIAL CONTRACTS

The following are particulars of all material contracts (not being contracts entered into in the ordinary course of business) entered into by any member of the Group within two years immediately preceding the date of the prospectus in respect of the Rights Issue with the Bonus Issue:

(a) an agreement dated 8 August, 2000 entered into between the Company as purchaser and Paysoda Limited as vendor ("Paysoda") pursuant to which the Company agreed to acquire or procure its wholly owned subsidiary to acquire and Paysoda agreed to sell 41,783,750 shares of Kerry Group Limited, 5,130,970 shares of Kuok Brothers Sdn. Berhad, 8,490,560 shares of Kuok (Singapore) Limited and 1,000,000 shares of Ban Thong Company Limited at an aggregate consideration of HK$533 million. The agreement has become null and void and of no further effect since the condition set out thereunder was not fulfilled.

(b) an agreement dated 2 November, 2000 entered into between Sing Pao Newspaper & Publications Limited as vendor and Optima Media Holding Limited ("Optima"), a 65% owned subsidiary of the Company at that time, as purchaser in relation to the acquisition of the publishing business under the name of Sing Pao Newspaper ("Sing Pao") for a consideration of HK$150,000,000. Completion of the transaction took place in December 2000;

(c) an agreement dated 17 November, 2000 entered into between Simultronics Limited as vendor, Win Allied Holding Inc. as vendor, Chan Boon Ho, Peter as vendor, Gold Brilliant Limited ("Gold Brilliant"), a company owned as to 65% by the Company at that time as purchaser, Star East Holdings Limited ("SEH") as guarantor for the purchaser and the Company as guarantor for the purchaser in respect of the acquisition of approximately 38.65% of the entire issued share capital of Huey Tai International Limited ("Huey Tai") (now renamed Premium Land Limited with the stock code of 164) for a consideration of HK$133,060,984.32. Completion of the transaction took place in January 2001;

(d) an agreement dated 17 November, 2000 entered into between Good Trend Enterprises Limited ("Good Trend"), a wholly owned subsidiary of the Company, as vendor, Capital Deal Investments Limited ("Capital Deal") as vendor, Actiwater

Resources Limited ("Actiwater Resources") as purchaser, the Company as guarantor for Good Trend, SEH as guarantor for Capital Deal and Huey Tai as guarantor for the purchaser in respect of the disposal of all the issued and outstanding shares of Optima together with all the issued and outstanding shares of two other wholly owned subsidiaries of the Company, which are engaged in the magazine and media businesses respectively for a consideration of HK$110,000,000. Completion of the transaction took place in January 2001;

(e) a share purchase and option agreement dated 10 November, 2000 entered into between Tung Fong Hung (Holdings) Limited ("TFH") (now renamed Hamson Eastern (Holdings) Limited) which was and still is an independent third party and See Ying Limited ("See Ying"), a wholly owned subsidiary of the Company in respect of the acquisition of 49% interest in Tung Fong Hung Investment Limited ("TFH Investment") for a consideration of HK$44,100,000 with an option granted by TFH to See Ying to exercise a right to acquire the balance of the shareholdings, being 51% interest in TFH Investment, at the option price of HK$45,900,000 during a period of two years commencing on the date of such agreement. Completion of the transaction took place in January 2001;

(f) an agreement dated 18 May, 2001 entered into between Good Trend as vendor, Capital Deal as vendor, the Company as guarantor for Good Trend, SEH as guarantor for Capital Deal, Upland Profits Limited ("Upland Profits") as purchaser and Capital Strategic Investment Limited ("CSI") as guarantor for purchaser in relation to the disposal of the entire issued share capital of Gold Brilliant, a holding company of Sing Pao Media ("Sing Pao Media") (formerly known as Huey Tai and now renamed as Premium Land Limited) and the assignment of the shareholder loans due from Gold Brilliant by Good Trend and Capital Deal to CSI for a consideration of HK$206,000,000. Completion of the transaction took place in July 2001;

(g) a disposal agreement dated 18 May, 2001 entered into between Expert Solution Limited ("Expert Solution"), a 65% owned subsidiary of the Company, as purchaser, Sing Pao Media as vendor, in relation to the disposal of the entire issued share capital of and the shareholder loan to Actiwater Resources by Sing Pao Media to Expert Solution for a consideration of HK$110,000,000. Completion of the transaction took place in July 2001;

(h) a placing and subscription agreement dated 4 July, 2001 entered into among the Company, China Land Group Limited and Tai Fook Securities Company Limited whereby the Company agreed to subscribe 226,000,000 shares of US$0.02 each in China Land Group Limited placed under the same agreement at HK$0.40 per share which amounts to a total consideration of HK$90.4 million. China Land Group Limited is a company owned as to 65.56% by the Company;

(i) an agreement dated 24 September, 2001 entered into between Expert Solution as vendor and STAREASTnet.com Corporation ("STAREASTnet") (now renamed as Sing Pao Media Group Limited with the stock code of 8010) as purchaser in respect

of the disposal of the entire issued share capital of and assignment of shareholder loan due from Actiwater Resources by Expert Solution to STAREASTnet for the consideration of HK$210 million. Completion of the transaction took place in December 2001;

(j) a subscription agreement dated 1 February, 2002 entered into between Million Good Limited ("Million Good"), a wholly owned subsidiary of China Enterprises Limited (55.2% owned by the Company), as subscriber, Ananda Wing On Travel (Holdings) Limited ("Ananda"), Chan Yeuk Wai and CEL as subscriber guarantor in respect of the subscription of 4,800,000,000 shares in Ananda at an initial subscription price of HK$0.027 per share by Million Good for a consideration of HK$129,600,000. CEL is a company owned as to approximately 55.2% effective equity interest and approximately 88.8% effective voting interest by the Company. Completion of the transaction took place in April 2002. Further details of the transaction are set out in the announcement dated 8 February, 2002;

(k) a subscription agreement dated 1 February, 2002 entered into between Ananda, CEL as subscriber and Hounslow Limited in respect of the subscription of convertible note in the amount of HK$120,000,000 attaching with conversion rights to convert the note into shares of Ananda at the conversion price of HK$0.032 per share by CEL. Completion of transaction took place in April 2002. Further details of the transaction are set out in the announcement dated 8 February, 2002;

(l) an underwriting agreement dated 14 March, 2002 entered into between Well Orient and the Company in relation to a rights issue of two rights shares for every one then existing Share held on 4 June, 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the Company were voted down at the extraordinary general meeting of the Company held on 4 June, 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

(m) an underwriting agreement dated 14 March, 2002 entered into between Calisan and the Company in relation to a rights issue of two rights shares for every one then existing Share held on 4 June, 2002 of which the transaction did not proceed as one of the conditions precedent of the agreement, being the passing of a resolution, by way of poll, by the shareholders of the Company were voted down at the extraordinary general meeting of the Company held on 4 June 2002. As a result the proposed underwriting commission of 1% of the total issue price of the rights shares underwritten was not required;

(n) a subscription agreement dated 4 June, 2002 entered into between the Company as the subscriber and Companion Building Material International Holdings Limited ("Companion Building") in relation to the subscription for 20,000,000,000 shares in Companion Building at a total subscription price of HK$200,000,000. Completion of the transaction is expected to be effective on August 2002. Further details of the transaction are set out in the announcement dated 7 June, 2002;

(o) a subscription agreement dated 6 June, 2002 entered into among the Company, Calisan and Well Orient as subscribers, whereby each of Calisan and Well Orient agreed to subscribe for 50% of the shares of the Company placed under the placing agreement dated 6 June 2002, entered into among Calisan, Well Orient and Tai Fook Securities Company Limited subject to a maximum of 46,000,000 new shares of the Company and 46,000,000 new shares of the Company respectively at the price of HK$0.20 per subscription share. Completion of the transaction took place in June 2002. Further details of the transaction are set out in the announcement dated 7 June 2002;

(p) a project management services agreement dated 9 July, 2002 entered into between the Company and Paul Y. Project Management International Limited, a wholly-owned subsidiary of Paul Y. — ITC Construction Holdings Limited, in respect of the provision of project management services for the development of the Liqiao Industrial Park at Shunyi District, Beijing, the PRC for a term of five years and for a total remuneration of not more than HK$9,000,000. Further details of the transaction are set out in the announcement dated 9 July, 2002; and

(q) the Underwriting Agreement.

9. EXPENSES

The expenses in connection with the Rights Issue with the Bonus Issue, including financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges are estimated to amount to approximately HK$1.5 million and are payable by the Company.

10. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

A copy of this prospectus, together with copies of the PAL and the EAF, have been delivered to the Registrar of Companies in Hong Kong for registration as required by section 38D of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) of Hong Kong.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including 21 August, 2002 and at the forthcoming EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the material contracts referred to under the section headed "Material Contracts" in this appendix;

(c) the audited financial statements of the Group for the years ended 31 December, 1999, 31 December, 2000 and 31 December, 2001;

(d) the instrument constituting the terms of the Bonus Warrant; and

(e) the following documents issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 31 December, 2001 being the date to which the last published audited consolidated financial statements of the Group were made up:

— a discloseable transaction circular dated 4 March, 2002;

— a circular dated 10 May, 2002 containing, inter alia, certain information regarding the previously proposed rights issue with bonus warrant and the notice of the extraordinary general meeting; and

— a circular dated 22 July, 2002 containing, inter alia, certain information regarding the Rights Issue with Bonus Warrant and the notice of the EGM.

12. GENERAL

The correspondence address of Calisan is 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and the registered office of Calisan is P.O. Box 71, Cragmuir Chambers, Road Town, Tortola, British Virgin Islands.

The correspondence and registered address of Well Orient is 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

The directors of Calisan are Ms. Chau Mei Wah, Rosanna, Mr. Chan Fut Yan and Mr. Lau Ko Yuen, Tom.

The directors of Well Orient are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

The directors of Paul Y. are Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Cheung Hon Kit, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The directors of Hanny are Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Chan Kwok Hung, Mr. Cheung Kwok Wah, Ken, Mr. Lui Siu Tsuen, Richard, Mr. Fok Kin Ning, Canning, Mr. Yuen Tin Fan, Francis, Mr. Ip Tak Chuen, Edmond, Ms. Ma Wai Man, Catherine, Mr. Tsang Link Carl, Brian and Mr. Cheung Hon Kit.

目　　錄

下列資料乃摘錄自本章程全文，及須與本章程全文一併理解。

配售新股之基準：	於記錄日期每持有兩股現有股份獲配一股配售股份，連同每認購五股配售股份可獲配三份紅利認股權證，初步認購價為每份0.16港元
現有已發行股份數目：	552,978,942股股份(於最後實際可行日期)
配售股份數目：	276,489,471股配售股份
集資金額：	約40,000,000港元
認購價及接納日期：	每股配售股份0.15港元，須於二零零二年八月二十一日星期三下午四時正或之前接納時全數繳足
供股及紅利認股權證之地位：	供股股份及因行使紅利認股權證而發行之股份，在配發及繳足股款後，將與當時之現有股份於各方面享有同等權益。繳足股款配售股份持有人，及因行使紅利認股權證而發行之股份之持有人，將有權收取於其各自之發行及配發日期後宣派、作出或派付之一切日後股息及分派
海外股東：	未繳股款之配售股份開始買賣後，相當於海外股東配額之配售股份，倘於扣除開支後仍有溢價，將以未繳股款方式盡快在市場上出售。倘出售收益於扣除開支後為100港元或以上，將會按比例支付予海外股東。但任何100港元或以下之款額將歸本公司所有。任何並未在市場上出售之該等配額將可供合資格股東以額外配售股份申請表格申請認購
額外申請：	合資格股東可申請認購超過彼等之暫定配額之配售股份

主要股東及連克農先生之承諾：	於最後實際可行日期，主要股東及連克農先生分別實益擁有合共160,880,000股股份及632股股份，分別佔本公司已發行股本總額約29.1%及0.0001%。主要股東及連克農先生已各自向本公司作出不可撤回承諾，及包銷商接納及悉數認購分別配發予彼等之40,220,000股配售股份、40,220,000股配售股份及316股配售股份，分別佔根據配售新股已暫定配發予彼等之配售股份總數約14.5%、14.5%及0.0001%。
紅利認股權證之基準：	每認購五股配售股份可獲配三份紅利認股權證
紅利認股權證之款額：	以0.16港元為認購權單位發行之165,893,682份紅利認股權證，將會按每認購五股配售股份可獲配三份紅利認股權證之比例發行予繳足股款配售股份之首名登記持有人，紅利認股權證持有人將有權按初步認購價每股股份0.16港元，以現金認購合共最多達26,542,989.12港元之股份(可予調整)，紅利認股權證可由紅利認股權證開始在聯交所上市日期至二零零三年十二月三十一日下午四時正(包括首尾兩日)期間內隨時行使

	二零零二年
截止辦理股份過戶登記手續（包括首尾兩日）	八月六日星期二至八月七日星期三
預期舉行股東特別大會之日期	八月七日星期三上午十時三十分
配售新股記錄日期	八月七日星期三
恢復辦理股份過戶登記手續	八月八日星期四
買賣未繳股款配售股份之首日	八月九日星期五
分拆未繳股款配售股份之最後期限	八月十三日星期二
買賣未繳股款配售股份之最後日期	八月十六日星期五
配售股份之付款及接納最後期限（及符合資格獲紅利發行）	八月二十一日星期三下午四時正
包銷協議成為無條件	八月二十六日星期一上午九時正
在報章上刊登接納及額外申請結果之公佈	八月二十六日星期一
寄發有關未獲接納或部份未獲接納額外申請之退款支票	八月二十七日星期二
寄發配售股份之股票及紅利認股權證之證書	八月二十七日星期二
繳足股款配售股份及紅利認股權證開始買賣	八月二十九日星期四

責 任 聲 明

本章程包括根據上市規則之規定須提供有關本公司之資料。董事願就本章程所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等深知及深信，本章程所表達之意見乃經審慎周詳考慮後始行作出，且並無遺漏任何其他事實，以致本章程所載之聲明產生誤導。

在本章程內，除文義另有所指外，本章程所採用之詞語具有以下涵義：

「該公佈」	指	本公司於二零零二年七月十五日就配售新股連同紅利發行而發表之公佈
「聯繫人」	指	具有上市規則對此詞語所賦予之涵義
「董事會」	指	董事會
「紅利發行」	指	按每認購五股配售股份可獲送三份認購權單位之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	以0.16港元為單位之認購權，總額為26,542,989.12港元之認股權證，賦予持有人權利可按初步認購價每股股份0.16港元(可予調整)認購股份，由紅利認股權證在聯交所買賣之首日起至二零零三年十二月三十一日下午四時正止(包括首尾兩日)隨時行使
「營業日」	指	香港之銀行通常辦公之日子(不包括星期六，以及於上午九時正至中午十二時正懸掛或仍然懸掛八號或以上熱帶氣旋警告信號而有關信號於中午十二時正或之前仍未除下之日或於上午九時正至中午十二時正懸掛或仍然懸掛「黑色」暴雨警告信號而有關信號於中午十二正或之前仍然生效之日)
「Calisan」	指	Calisan Developments Limited，於英屬處女群島註冊成立之有限公司，由保華德祥建築集團有限公司全資擁有。保華德祥建築集團有限公司之證券於聯交所上市。本公司主席兼行政總裁陳國強博士被視為擁有保華德祥建築集團有限公司約42.6%之權益
「中央結算系統」	指	由香港結算設立及管理之中央結算及交收系統
「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市

「董事」	指	本公司各董事
「額外配售股份申請表格」	指	額外配售股份之申請表格
「股東特別大會」	指	本公司於二零零二年八月七日上午十時三十分召開之股東特別大會
「本集團」	指	本公司及其附屬公司
「香港結算」	指	香港中央結算有限公司
「香港」	指	中國香港特別行政區
「最後實際可行日期」	指	二零零二年八月五日，即本章程刊印前為確定本章程所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「海外股東」	指	於記錄日期名列本公司股東登記冊而於該日之登記地址位於香港以外地區之股東
「暫定配額通知書」	指	配售股份之暫定配額通知書
「中國」	指	中華人民共和國
「章程」	指	就配售新股連同紅利發行而刊發之章程
「章程文件」	指	本章程、暫定配額通知書及額外配售股份申請表格
「合資格股東」	指	除海外股東以外，於記錄日期名列本公司股東登記冊之股東
「記錄日期」	指	決定配售新股未繳股款配售股份之暫定配額之日期(即二零零二年八月七日下午四時正(香港時間))
「配售新股」	指	如本章程所述於記錄日期每持有兩股現有股份可獲配一股配售股份
「配售股份」	指	根據配售新股將予發行之新股份

「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股權」	指	本公司根據其於一九九二年七月二十日採納之購股權計劃所授出可認購股份之購股權
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	威倫及Calisan
「收購守則」	指	香港公司收購及合併守則
「包銷商」	指	法國巴黎百富勤證券有限公司及金利豐證券有限公司
「包銷協議」	指	本公司、包銷商、主要股東及連克農先生於二零零二年七月十五日訂立之包銷協議
「認股權證持有人」	指	紅利認股權證持有人
「威倫」	指	威倫有限公司，於香港註冊成立之有限公司，由錦興集團有限公司全資擁有。錦興集團有限公司之股份在聯交所上市。本公司主席兼行政總裁陳國強博士為錦興集團有限公司之主要股東(定義見披露權益條例)，持有該公司權益之約27.73%

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司(「法國巴黎百富勤」)(代表本身及金利豐證券有限公司(「金利豐」))於配售新股之最後接納日期後第三個營業日二零零二年八月二十六日星期一上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a) 發生下列事件，而法國巴黎百富勤(代表本身及金利豐)之合理意見認為，會對本集團之整體業務或財務或交易狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

(i) 頒佈任何新法例或法規，或現有法例或法規(或其司法詮釋)出現任何變動，或出現任何性質之其他變動；

(ii) 出現性質屬政治、軍事、金融、法規、經濟、貨幣或其他性質(不論是否與前述者屬同類性質或類別或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級)之任何本地、國家或國際事件或變動(不論是否屬於包銷協議訂立日期之前及／或之後發生或持續之連串事件或變動之一部分)；或

(iii) 香港市況、税務或外滙管制出現任何變動或上述情況一併出現(包括但不限於暫停或嚴重限制買賣證券)；或

(b) 包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c) 本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財務或交易狀況或前景造成重大不利影響；或

(d) 本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e) 發生在包銷商合理情況下不能控制之事件或連串事件(包括(但不限於)政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤),而法國巴黎百富勤(代表本身及金利豐)在合理情況下認為,有關事件或連串事件已經或將會導致未能根據包銷協議之條款達成包銷協議任何部份(包括包銷),或阻礙根據配售新股或根據本協議包銷之申請及/或付款程序。

倘若法國巴黎百富勤(代表本身及金利豐)終止包銷協議,配售新股連同紅利發行將不會進行。

現有股份已由二零零二年八月二日星期五起以除權方式進行買賣,而未繳股款配售股份則將於二零零二年八月九日星期五至二零零二年八月十六日星期五(包括首尾兩日)之期間進行買賣。倘法國巴黎百富勤(為其本身及代表金利豐)終止包銷協議或配售新股之任何條件(見本章程第13頁「配售新股之條件」一節)未能達成,則配售新股將不會進行。因此,投資者倘買賣股份或未繳股款配售股份,須自行承擔上述風險。投資者如有任何疑問,應考慮諮詢專業意見。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

執行董事：
陳國強(主席兼行政總裁)
Yap, Allan(副主席)
周美華
連克農
李華健
陳玲

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

替任董事：
陳國鴻(陳國強之替任董事)
呂兆泉(Yap, Allan之替任董事)
劉高原(周美華之替任董事)

獨立非執行董事：
卜思問
蔡學雯

敬啟者：

配售新股
按每持有兩股現有股份可獲配一股配售股份之基準
按每股配售股份0.15港元之價格
配售276,489,471股每股面值0.10港元之配售股份
連按每認購五股配售股份可獲配三份紅利認股權證之基準
發行紅利認股權證

緒言

本公司於二零零二年七月十五日公佈，本公司已建議透過按每股配售股份0.15港元之價格，發行不少於276,489,471股配售股份(但不超過276,677,846股配售股份，假設悉數行使尚未行使之購股權)連同紅利發行之方式，籌集所得款項淨額約40,000,000 港元。

於最後實際可行日期，合共有552,978,942股已發行股份。待配售新股之尚未達成條件獲達成後及根據於記錄日期按每持有兩股股份發行一股配售股份之基準，根據配售新股，將會發行合共276,489,471股配售股份及合共165,893,682份紅利認股權證(按每五股獲認購之配售股份發行三份紅利認股權證之基準)。

本章程旨在向　閣下提供(其中包括)有關配售新股連同紅利發行之進一步資料，包括買賣、過戶、接納與付款之資料，及有關本公司之若干財務及其他資料。

法國巴黎百富勤證券有限公司與金利豐證券有限公司均為配售新股之包銷商。

配售新股

配售新股之基準

誠如下文「配售新股之條件」一節所述，在配售新股之尚未達成條件獲達成之規限下，登記地址為香港之股東將會按其於記錄日期每持有兩股股份獲發一股配售股份之比例(下調至最接近之整數)，以認購價每股配售股份0.15港元獲暫定配發配售股份，股款須於接納時繳足。

海外股東將不會獲暫定配發配售股份。相當於海外股東配額之配售股份將按下文「海外股東之權利」分節所述出售。

合資格股東

如欲符合參與配售新股之資格，股東必須：

1. 於記錄日期已登記為本公司股東；及

2. 於記錄日期在本公司股東登記冊所填寫之地址為香港地址。

認購價

每股配售股份0.15港元，須於接納保證配額及(如適用)根據配售新股申請額外配售股份時繳足。

認購價較：

1. 股份於二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股0.202港元折讓約25.7%；

2. 股份在截至及包括二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)止十個交易日之平均收市價每股約0.216港元折讓約30.6%；

3. 股份於二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)之理論除權價約0.184港元折讓約18.5%；

4. 股份於最後實際可行日期在聯交所所報之收市價為每股0.15港元；及

5. 股份在截至及包括最後實際可行日期止十個交易日在聯交所所報之平均收市價每股約0.16港元折讓約6.3%。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之現有股份享有同等權益。繳足股款配售股份之持有人將有權收取在配發及發行繳足股款配售股份日期後所宣派、作出或派付之一切日後股息及分派。

預期未繳股款配售股份將以每手2,500股配售股份為買賣單位進行買賣。未繳股款及繳足股款配售股份之買賣交易均須繳納香港印花税。

海外股東之權利

章程文件並無及將不會根據香港以外之任何司法權區之證券法例登記。本公司僅會向海外股東寄發章程作參考用途，而不會向海外股東寄發暫定配額通知書或額外配售股份申請表格。

於未繳股款配售股份開始買賣後，倘在扣除開支仍有溢價，本公司將出售原應向海外股東配發之配售股份暫定配額。出售海外股東之未繳股款配售股份所得款項在扣除開支後如屬100 港元或以上者，將會以港元向海外股東支付。本公司將保留少於100 港元之個別出售所得款項，收益歸本公司所有。

零碎配額

未繳股款之零碎配售股份並不獲配發。倘可取得溢價(扣除開支後)，本公司將出售彙集未繳股款零碎配售股份所得之任何配售股份，而所得款項將撥歸本公司所有。

申請額外配售股份

合資格股東有權申請認購海外股東之任何未出售配額、藉將零碎配售股份彙集所得之任何未出售配售股份及任何被暫定配發惟未被接納之配售股份。

如欲申請認購額外配售股份，可填妥額外配售股份申請表格。董事會將根據公平合理之基準酌情分配額外配售股份，惟為湊整零碎股份為完整買賣單位之申請有優先權。

主要股東及連克農先生無意申請認購任何額外配售股份。

紅利認股權證

待配售新股之條件獲達成後，本公司將會向配售股份之首批登記持有人發行紅利認股權證，發行之基準為根據配售新股認購每五股配售股份可獲送三份紅利認股權證，每份紅利認股權證之初步認購價為0.16港元。發行紅利認股權證須待(a)股東於股東特別大會上批准配售新股及(b)聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之股份上市及買賣後，方可作實。

買賣紅利認股權證須繳付香港印花稅。

紅利認股權證之認購價

紅利認股權證之初步認購價每股0.16港元，較股份於二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)在聯交所所報之收市價每股0.202港元折讓約20.8%，亦較股份在截至及包括二零零二年七月十五日(即該公佈刊發日期前之最後一個交易日)止十個交易日之平均收市價每股約0.216港元折讓約25.9%，及較股份於最後實際可行日期於聯交所所報之收市價每股0.15港元溢價約6.7%以及較截至最後實際可行日期(包括該日)止十個交易日之平均收市價每股約0.16港元。董事會認為，紅利認股權證之初步認購價乃為認購配售股份之合資格股東提供具吸引力之機會，分享本集團未來業務增長。

紅利認股權證之認購期間

預期認購期間將由紅利認股權證在聯交所開始上市之日起至二零零三年十二月三十一日下午四時正止(包括首尾兩日)。

紅利認股權證之完整買賣單位

現建議紅利認股權證之完整買賣單位為每手35,000 份認購權。然而，視乎有權獲配發及接納配售股份之人士之配額及接納水平，本公司或會發行零碎之紅利認股權證。現時並無任何買賣零碎紅利認股權證之安排。

紅利認股權證之數額

根據將有276,489,471股配售股份根據配售新股獲發行之基準，將會以0.16港元認購權為單位發行26,542,989.12港元之165,893,682份紅利認股權證。倘紅利認股權證所附之認購權獲全數行使，本公司將會就此發行165,893,682股股份(假設認購價並無調整)，佔本公司經配售新股擴大之已發行股本約20.0%，以及佔本公司經配售新股及因紅利認股權證所附之認股權被全數行使而發行之165,893,682股股份擴大之已發行股本約16.7%。紅利認股權證將以記名方式發行，並將在聯交所買賣。

紅利認股權證之零碎配額並不會發行，惟將彙集出售，收益歸本公司所有。海外股東將不會獲發行紅利認股權證。

根據紅利認股權證所附之認購權被行使時須予發行之股份在各方面將與有關認購日期當時之現有股份享有同等權益，惟不包括以往宣派或建議或議決將予派付或作出之任何股息或其他分派，而記錄日期則定於有關認購日期當日或之前派付或作出任何股息或其他分派。

包銷安排

包銷協議日期：	二零零二年七月十五日
包銷商：	法國巴黎百富勤證券有限公司及金利豐證券有限公司 包銷商為與本公司、本公司或其任何附屬公司之董事、行政總裁或主要股東或彼等各自之任何聯繫人(定義見上市規則)概無關連之獨立第三者
包銷配售股份之數目：	196,049,155股配售股份(不包括主要股東及連克農先生承諾將認購之80,440,316股配售股份)已由包銷商各自悉數包銷，比例為法國巴黎百富勤證券有限公司及金利豐證券有限公司各自包銷50%
佣金：	包銷商包銷之配售股份之發行價總額之2.5%

倘應得配售股份之人士(不包括主要股東及連克農先生)概不接納配售股份之暫定配額，包銷商將須認購或促使認購所有已獲包銷之配售股份，即196,049,155股配售股份。

主要股東及連克農先生之承諾

於最後實際可行日期，主要股東及連克農先生分別實益擁有合共160,880,000股股份及632股股份，分別佔本公司已發行股本總額約29.1%及0.0001%。主要股東及連克農先生已各自向本公司作出不可撤回承諾，接納及認購分別配發予彼等之40,220,000股配售股份、40,220,000股配售股份及316股配售股份，分別佔配售股份總數約14.5%、14.5%及0.0001%，並將會根據配售新股暫定配發予彼等。

	緊接配售新股完成前		緊隨配售新股完成後(假設所有股東已全面認購配發予彼等之配售股份)		緊隨配售新股完成後(假設除主要股東及連克農先生外，概無股東已認購配發予彼等之配售股份)		於配售新股完成時(假設所有股東已全面認購配發予彼等之配售新股)及紅利認股權證獲全面行使後	
	股份	%	股份	%	股份	%	股份	%
Callisan或其代名人	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
威倫或其代名人	80,440,000	14.5	120,660,000	14.5	120,660,000	14.5	144,792,000	14.5
小計	160,880,000	29.1	241,320,000	29.1	241,320,000	29.1	289,584,000	29.1
連克農(附註)	632	可略去	948	可略去	948	可略去	1,137	可略去
包銷商	–	–	–	–	196,049,155	23.6	–	–
公眾人士	392,098,310	70.9	588,147,465	70.9	392,098,310	47.3	705,776,958	70.9
總計	552,978,942	100.0	829,468,413	100.0	829,468,413	100.0	995,362,095	100.0

附註： 連克農先生為執行董事。

不可抗力事件及終止包銷協議

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司(「法國巴黎百富勤」)(代表本身及金利豐證券有限公司(「金利豐」))於配售新股之最後接納日期後第三個營業日上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a) 發生下列事件，而法國巴黎百富勤(代表本身及金利豐)之合理意見認為，會對本集團之整體業務或財務或營業狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

(i) 頒佈任何新法例或法規，或現有法例或法規(或其司法詮釋)出現任何變動，或出現任何性質之其他變動；

(ii) 出現性質屬政治、軍事、金融、法規、經濟、貨幣或其他性質(不論是否與前述者屬同類性質或類別或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級)之任何本地、國家或國際事件或變動(不論是否屬於包銷協議訂立日期之前及／或之後發生或持續之連串事件或變動之一部分)；或

(iii) 香港市況、税務或外滙管制出現任何變動或上述情況一併出現(包括但不限於暫停或嚴重限制買賣證券)；或

(b) 包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c) 本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財務或營業狀況或前景造成重大不利影響；或

(d) 本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e) 發生在包銷商合理情況下不能控制之事件或連串事件(包括(但不限於)政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤)，而法國巴黎百富勤(代表本身及金利豐)在合理情況下認為，有關事件或連串事件已經或將會導致未能根據包銷協議之條款履行包銷協議任何部份(包括包銷)，或阻礙根據配售新股或根據本協議包銷之申請及／或付款程序。

倘若法國巴黎百富勤(代表本身及金利豐)終止包銷協議，配售新股與紅利發行將不會進行。

配售新股之條件

配售新股須待(其中包括)(a)股東於股東特別大會上批准配售新股及(b)聯交所上市委員會批准未繳股款及繳足股款配售股份、紅利認股權證及因行使紅利認股權證而可能發行之股份上市及買賣後，方可作實。

配售新股之原因及所得款項之用途

本公司擬動用配售新股所得款項淨額約40,000,000港元，用作因徵用毗鄰北京首都機場東面之土地而須付土地補償費之部份款項。本公司根據於二零零一年八月十八日與李橋鎮人民政府訂立之共同合作開發協議書，成為該土地之發展商。本公司目前擬將該土地部份面積發展為工業園，其中包括興建貨倉及輕工業工廠大廈。

繼本公司前一次於二零零二年三月十四日宣佈但並無進行之配售新股建議後，董事仍然相信，透過配售新股及紅利發行擴大本公司之股本基礎，符合本公司及股東之最佳利益。董事相信，配售新股仍然為本公司於市場籌集資金之良好方法，並可擴大本公司之股本基礎，而擴大後之股本基礎將可支持本公司繼續發展現有業務，從而加強本集團之收入來源及盈利基礎。考慮到籌集資金之其他不同方法後，董事相信，配售新股將令所有合資格股東可分享本公司之業務增長。

接納及付款或過戶手續

每位合資格股東均獲寄發本章程連同隨附之暫定配額通知書，該等股東有權按暫定配額通知書上所示暫定配發予該名合資格股東之數目認購配售股份。

倘任何合資格股東欲行使其權利悉數認購暫定配額通知書所示暫定配發予彼之配售股份，必須按暫定配額通知書上印備之指示，最遲須於二零零二年八月二十一日星期三下午四時正前將暫定配額通知書連同接納配售股份而應繳足之股款送交本公司之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。全部有關款項必須以港元支付，且付款支票及銀行本票須由香港之銀行戶口開出，註明收款人為「China Strategic Holdings Limited - Rights Issue Account」，並以「只准入抬頭人賬戶」方式劃線開出。一切有關暫定配額通知書之查詢應按上述地址向標準證券登記有限公司提出。

除非原承配人或獲其有效轉讓權利之人士於二零零二年八月二十一日星期三下午四時正前交回填妥之暫定配額通知書連同適當款額之付款支票，否則有關之暫定配額及一切認購配售股份之有關權利將會被視作已放棄而予以註銷。本公司可全權酌情將並未遵照有關

指示填妥及交回之暫定配額通知書(按上文所述予以送交)視作有效，且對交回該通知書之人士或代表其交回之人士具約束力。本公司可要求由有關申請人於較後期間填妥該等未填之暫定配額通知書。

倘合資格股東擬只接納其獲暫定配發之配售股份認購權其中一部分，或擬轉讓全部或部分該等權利，則必須將全部暫定配額通知書於二零零二年八月十三日星期二前，交往標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)予以註銷，並按所需面值獲發行新暫定配額通知書。

所有支票及銀行本票將於接獲後立即過戶，因該等款項而產生之全部利息將撥歸本公司所有。一經填妥及交回暫定配額通知書連同有關付款支票或銀行本票後，即保證該支票或銀行本票於首次過戶時將可兑現。在不影響本公司就此而擁有任何其他權利之前提下，本公司保留因支票或銀行本票於首次過戶未能兑現而拒絕受理有關暫定配額通知書之權利，在該情況下，有關之暫定配額及其所有權利將會被視作已放棄而由本公司酌情予以註銷。一切文件(包括退款支票)將按登記地址以普通郵遞方式寄予有關申請人或其他應得之人士，郵誤風險概由有關申請人承擔。

倘包銷商於二零零二年八月二十六日星期一(即配售新股之最後接納日期後第三個營業日)上午九時正前隨時根據包銷協議行使終止彼等責任的權利，則就暫定配發配售股份及申請認購額外配售股份所收取的款項，將盡快以普通郵遞方式寄予申請人(不計利息)，郵誤風險概由有關申請人承擔。

申請額外配售股份

每位合資格股東均獲寄發本章程連同隨附之額外配售股份申請表格，該等股東有權以額外配售股份申請表格申請認購額外配售股份。

倘任何合資格股東欲申請認購超過根據配售新股而獲暫定配發之配售股份，必須按額外配售股份申請表格上印備之指示將其填簽妥當，並最遲須於二零零二年八月二十一日星期三下午四時正前將該表格連同就申請額外配售股份應付股款而另行開出之付款支票送交本公司之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)。全部有關款項必須以港元支付，且付款支票或銀行本票須由香港之銀行戶口開出，註明收款人為「China Strategic Holdings Limited － Excess Application Account」，並以

「只准入抬頭人帳戶」方式劃線開出。一切有關額外配售股份申請表格之查詢應按上述地址向標準證券登記有限公司提出。合資格股東將獲知會所獲配發之額外配售股份數目，申請額外配售股份之配額將由董事按公平合理原則酌情配發予該名合資格股東，惟須優先處理將零碎股份補足成為完整買賣單位。

所有支票及銀行本票將於接獲後立即過戶，因該等款項而產生之全部利息將撥歸本公司所有。一經填妥及交回額外配售股份申請表格連同有關付款支票或銀行本票後，即保證該支票或銀行本票於首次過戶時將可兑現。在不影響本公司就此而擁有其他權利之前提下，本公司保留因支票或銀行本票於首次過戶未能兑現而拒絕受理有關額外配售股份申請表格之權利。

倘有關申請人未獲配發任何額外配售股份，則於申請時繳付全部數額之退款支票將不計利息以普通郵遞方式寄予有關申請人，郵誤風險概由有關申請人承擔。倘有關申請人獲配發之額外配售股份數目少於申請者，則申請款項之餘額支票亦將不計利息以普通郵遞方式寄予有關申請人，郵誤風險概由有關申請人承擔。現預期於二零零二年八月二十七日星期二或之前寄發有關支票。

額外配售股份申請表格將僅寄發予合資格股東，且只供收件人使用，不得轉讓。一切文件(包括退款支票)將按登記地址以普通郵遞方式寄予有關申請人或其他應得之人士，郵誤風險概由收件人承擔。本公司可全權酌情將並未遵照有關指示填妥及交回之額外配售股份申請表格視作有效，且對交回該表格之人或代表其交回之人士具約束力。本公司可能要求相關之合資格股東於較後期間填妥未填之額外配售股份申請表格。

香港以外之司法權區

就配售新股刊發之章程文件並無及將不會根據香港以外之任何司法權區之任何適用證券法例登記或存檔。本公司並無就准許於香港以外任何地區提呈發售配售股份或派發任何就配售新股刊發之任何文件(已寄發予海外股東及購股權持有人(僅供參考)之本章程除外)採取任何行動。因此，將不會向任何海外股東發出配售股份暫定配額。香港以外任何地區或司法權區之人士，倘接獲本章程或暫定配額通知書或額外配售股份申請表格，不得視之為申請配售股份或額外配售股份之要約或邀請。登記地址位於香港以外地區之任何人士所提出之配售股份申請將不會獲得接納。倘本公司相信接納申請會違反任何地區之任何適用證券或其他法例或規例，本公司保留拒絕接納配售股份申請之權利。

上市及買賣

本公司之股份在聯交所上市。本公司並無任何證券於任何其他證券交易所上市或買賣，亦無尋求或建議尋求批准證券於任何其他證券交易所上市或買賣。

本公司已向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之股份上市及買賣。

待股東於股東特別大會上批准配售新股及未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股獲聯交所上市委員會批准在聯交所上市及買賣，與及遵照香港結算之證券接納規定下，未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股將會被香港結算接納為合資格證券，彼等由未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股在聯交所開始買賣之日或由香港結算決定之其他日期起，可存入中央結算系統寄存、結算及交收。聯交所參與者之間在任何一個交易日之交易須在交易日之後第二個交易日在中央結算系統進行。所有在中央結算系統進行之活動必須根據中央結算系統不時生效之一般規則及中央結算系統運作程序規則進行。

現時並無任何有關將會或同意將會放棄股息之安排。

股票

待配售新股之條件獲達成後，所有繳足股款配售股份股票及紅利認股權證，預期將於二零零二年八月二十七日星期二或之前寄發予已接納配售股份並已繳付股款之人士，以及成功申請額外配售股份之人士。

所有文件(包括退款支票)將按登記地址以普通郵遞方式寄予應得之人士，郵誤風險概由該等人士承擔。

業務回顧及展望

中國之國內生產總值在二零零一年達到約7.3%，預期中國之經濟發展將會保持同樣之勢頭。同時，中國加入世界貿易組織與及北京成功奪得二零零八年奧林匹克運動會之主辦權，加上最近曾削減國內利率，以上種種均會對本公司現時在中國經營之業務非常有利。

本集團在中國經營之業務為製造汽車輪胎、房地產及基礎建設。本集團積極策略性發展本身在業內之領導能力。憑中國之高增長潛力，且預期東南亞國家之經濟亦快將復甦，本集團現時積極在有關地區(尤其在中國)物色新投資機會，將業務作多元化發展，並向新市場及新行業進軍，務求能夠繼續向股東提供長遠回報。本集團截至二零零一年十二月三十一日止年度之營業總額約為32.34億港元，較去年之約31.58 億港元增加約2.4%。在二零零一年內，來自報章發行及買賣中西藥品之收入已成為本集團之新收入來源。

本公司截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損合共約為598,700,000 港元，較去年錄得約730,700,000 港元減少約18%。錄得虧損主要由於為收費公路及投資物業之重估虧絀所引致之減值虧損、因本集團之物業及投資證券減值合共約520,000,000 港元作出撥備，本集團之輪胎業務及報章發行業務錄得經營虧損，與及須為投資減值作出撥備所致。

購股權行使價之調整

根據本公司於一九九二年七月二十日採納之購股權計劃，於最後實際可行日期，本公司有可認購合共最多340,000股股份之尚未行使購股權，每股股份之行使價為3.44港元或4.05港元。

根據購股權計劃之條款，於最後實際可行日期尚未行使之購股權之行使價，將會因發行繳足股款配售股份而作出調整。購股權數目及行使價將按下列方式作出有關調整：

授出日期	購股權數目	調整前之每股認購價 港元	經調整每股認購價 港元	經調整購股權數目	行使期間
二零零零年一月十二日	50,000份	3.44	3.145	75,000份	二零零零年一月十八日至至二零零五年一月十七日
二零零零年二月十四日	290,000份	4.05	3.702	435,000份	二零零零年二月十六日至二零零五年二月十五日

待購股權持有人由二零零二年八月七日至二零零二年八月二十六日遞交行使通知後，將僅會於配售新股成為無條件或失效後，始會根據行使購股權計劃所授出之購股權配發及發行新股。於配發該等新股前，本公司將會持有因行使現有購股權隨附之認購權而繳交之

股款。倘配售新股成為無條件，將予配發之新股數目將會根據購股權之經調整行使價基準計算。倘配售新股未能成為無條件或失效，新股數目將會根據原有行使價基準計算。

該等調整已根據購股權計劃之條款計算。

其他資料

務請閣下留意本章程各附錄所載之其他資料。

此致

列位合資格股東
(及海外股東
和購股權持有人，僅供參考) 台照

承董事會命
中策集團有限公司
執行董事
連克農
謹啟

二零零二年八月七日

以下資料乃分別摘錄自本公司截至二零零一年十二月三十一日止三個財政年度各年之年報內之經審核財務報表。

綜合收益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額	4	3,234,404	3,158,058	3,750,224
銷售成本		(2,971,785)	(2,766,813)	(3,162,390)
毛利		262,619	391,245	587,834
其他收益	6	168,178	210,373	1,617,395
分派成本		(179,879)	(161,656)	(187,377)
行政支出		(242,744)	(282,226)	(389,183)
其他支出	7	(909,862)	(869,985)	(370,619)
重組成本		–	–	(41,855)
經營(虧損)溢利	8	(901,688)	(712,249)	1,216,195
融資成本	10	(81,462)	(88,487)	(96,938)
所佔聯營公司之業績		(17,997)	(12,147)	(12,993)
所佔未綜合附屬公司之業績		–	–	(12,623)
税前(虧損)溢利		(1,001,147)	(812,883)	1,093,641
税項	11	(5,982)	(6,608)	(5,396)
未計少數股東權益之(虧損)溢利		(1,007,129)	(819,491)	1,088,245
少數股東權益		408,399	88,809	(40,649)
年度(虧損)溢利淨額		(598,730)	(730,682)	1,047,596
股息	12	–	46,098	–
每股(虧損)盈利				
基本	13	(1.30)港元	(1.59)港元	2.34港元
攤薄		不適用	不適用	2.33港元
每股股息	12	無	0.01港元	無

截至二零零零年十二月三十一日止財政年度之每股股息0.01港元，相當於一九九九年之末期股息每股普通股0.01港元(未計入財務報表附註附註30所述之「股份合併」前)。

綜合資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
投資物業	14	49,341	71,818
物業、廠房及設備	15	2,452,199	2,734,587
發展中／待發展物業	16	137,000	157,401
收購土地使用權所付款項	17	2,727	–
無形資產	18	–	107,208
商譽	19	32,708	–
於聯營公司之投資	21	176,268	115,752
應收賬款－一年後到期	22	302,439	18,995
證券投資	23	473,408	757,197
借予少數股東之貸款	24	26,765	28,074
		3,652,855	3,991,032
流動資產			
待售物業	25	32,881	31,081
存貨	26	790,288	869,333
應收貿易賬款	27	481,024	667,817
應收賬款－一年內到期	22	107,195	50,217
應收聯營公司款項	21	13,517	5,323
其他應收款項、按金及預付款項		298,722	367,624
提供予承建商之墊款		9,439	184,443
可收回利得税及其他可收回税項		208	85
證券投資	23	40,000	67,800
銀行結餘及現金		744,927	885,228
已抵押銀行存款		83,520	612,351
		2,601,721	3,741,302
流動負債			
應付賬款及應計費用	28	431,885	674,566
其他應付款項		563,821	415,130
應付關連公司款項	29	36,492	–
應付聯營公司款項	21	9,625	–
應付利得税及其他應付税項		32,871	43,531
銀行貸款及其他借款	34	922,272	1,351,545
		1,996,966	2,484,772
流動資產淨值		604,755	1,256,530
		4,257,610	5,247,562

	附註	二零零一年 千港元	二零零零年 千港元
資本及儲備			
股本	30	46,098	460,979
儲備	32	2,174,692	2,388,875
		2,220,790	2,849,854
少數股東權益		1,323,582	1,699,376
非流動負債			
銀行貸款及其他借款－一年後到期	34	593,121	595,213
已收按金	35	76,638	76,638
少數股東提供之貸款	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、廠房及設備	15	8,722	8,660
收購土地發展權所付款項	17	2,727	—
於附屬公司之投資	20	329,186	328,189
應收附屬公司款項	20	1,515,455	2,179,911
於聯營公司之權益	21	2	2
應收賬款——一年後到期	22	25,246	26,480
證券投資	23	19,517	19,517
		1,900,855	2,562,759
流動資產			
應收聯營公司款項	21	473	1,083
應收賬款——一年內到期	22	16,239	4,673
其他應收款項、按金及預付款項		2,687	6,595
銀行結餘及現金		106,491	217,237
		125,890	229,588
流動負債			
應付賬款及應計費用		2,674	3,101
應付關連公司款項	29	1,073	—
銀行貸款及其他借款	34	20,011	8,798
		23,758	11,899
流動資產淨值		102,132	217,689
		2,002,987	2,780,448
資本及儲備			
股本	30	46,098	460,979
儲備	32	1,246,936	1,453,360
		1,293,034	1,914,339
非流動負債			
銀行貸款及其他借款	34	35	—
應付附屬公司款項	20	709,918	866,109
		2,002,987	2,780,448

已確認收益及虧損綜合報表

截至二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
因折算香港以外營運所產生之滙兑差額	(7,277)	(1,223)
所佔聯營公司儲備		
商譽儲備	–	(12,097)
滙兑儲備	(72)	(7,317)
非供分派之儲備	–	2,204
	(7,349)	(18,433)
年度虧損淨額	(598,730)	(730,682)
已確認虧損總額	(606,079)	(749,115)
因收購附屬公司及聯營公司之權益而產生之負商譽	–	157,581
	(606,079)	(591,534)
因採納經修訂會計實務準則第9號－「結算日後事項」之會計政策改變之影響－二零零零年一月一日之保留溢利增加	–	46,098

綜合現金流量報表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流入淨額	36	85,876	157,342
投資回報及融資償還			
已付利息		(121,235)	(116,488)
已付予附屬公司少數股東之股息		(4,124)	(23,140)
已付股息		—	(46,098)
已收利息		71,725	114,714
投資所得股息		5,509	6,509
投資回報及融資償還之現金流出淨額		(48,125)	(64,503)
稅項			
已繳其他司法權區稅項		(8,953)	(7,213)
已收其他司法權區退稅		6	1,213
稅項之現金流出淨額		(8,947)	(6,000)
投資業務			
已抵押銀行存款減少(增加)		528,831	(612,351)
出售證券投資所得款項		400,960	1,084,136
應收款項之償還款項		389,990	69,067
出售／攤薄附屬公司／業務 所得款項(已扣除出售之現金及現金等額)	37	283,806	46,496
出售投資物業所得款項		14,450	—
聯營公司之資本滙回利潤		9,366	—
聯營公司之償還款項		—	177
出售物業、廠房及設備所得款項		5,818	25,873
少數股東之償還款項		1,309	—
提供予應收賬款之墊款		(670,140)	(50,000)
購入附屬公司／業務 (已扣除購入之現金及現金等額)	38	(354,450)	(526,312)
購置物業、廠房及設備		(279,977)	(211,517)
購入證券投資		(282,802)	(1,430,640)
於聯營公司之投資		(44,100)	(48,541)

	附註	二零零一年 千港元	二零零零年 千港元
提供予聯營公司之墊款		(17,560)	–
發展中／待發展物業之成本		(8,392)	(26,541)
收購土地發展權所付款項		(2,727)	–
購入附屬公司額外權益		–	(6,667)
投資業務之現金流出淨額		(25,618)	(1,686,820)
融資活動前之現金流入(流出)淨額		3,186	(1,599,981)
融資活動	39		
新籌集之銀行貸款及其他借貸		1,183,688	1,509,767
關連公司提供之墊款		53,409	–
少數股東出資		42,602	15,348
聯營公司提供之墊款		9,625	–
償還銀行貸款及其他借貸		(1,393,529)	(1,243,438)
向關連公司償還之款項		(16,917)	–
租購合同債項之償還款項		(9)	–
發行股份所得款項(已扣除支出)		–	45,530
融資活動之現金(流出)流入淨額		(121,131)	327,207
現金及現金等額減少		(117,945)	(1,272,774)
年初之現金及現金等額		873,326	2,146,420
滙率變動之影響		(10,454)	(320)
年終之現金及現金等額		744,927	873,326
現金及現金等額結餘分析			
銀行結餘及現金		744,927	885,228
銀行透支		–	(11,902)
		744,927	873,326

財務報表附註

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註20及21。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則(「會計實務準則」)。採納該等新增及經修訂會計實務準則對本年度或去年之財務報表並無重大影響，惟根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣派之股息並不會於結算日確認為負債，惟將於財務報表附註另行披露為財務報表之個別組成部份。由於此項會計政策之更改已追溯應用於過往年度，導致出現前期調整，使二零零零年一月一日之本集團及本公司保留溢利分別增加46,098,000港元。經修訂會計政策載於附註3。此外，該等新增及經修訂之會計實務準則已引入額外及經修訂之披露規定，而有關披露規定亦已在此等財務報表中予以採納。去年之比較金額亦已重列以達致一致之呈列。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業、酒店物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往於儲備撇銷之商譽。因此，二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往計入儲備之負商譽。因此，二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收入。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收入。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

無形資產

無形資產乃按成本值減攤銷及任何已辨認之減值虧損列賬。無形資產之成本值以直線基準，按估計使用年期攤銷。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入(包括就附有營業租約之物業預早開列發票之租金)乃於有關租約期內按直線基準予以確認。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超假設有關資產未有於過往年度確認減值虧損所釐定之賬面值。減值虧損之撥回即時確認為收入。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值(以專業估值為依據)入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外；在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期(包括續租年期)為二十年或以下者除外。

物業、廠房及設備

在建物業、收費高速公路及在建工程

在建物業、收費高速公路及在建工程按成本(包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本)減去累計減值虧損列賬。在建物業、收費高速公路及在建工程亦不予折舊或攤銷，直至有關物業、資產或收費高速公路落成及投入用途為止。

酒店物業

酒店物業(包括於土地及樓宇之權益及其內部固定設施)乃按結算日之公開市值(以專業估值為依據)列賬。因重估酒店物業而產生之任何盈餘或虧絀計入資產重估儲備或於資產重估儲備中扣除。如資產重估儲備結餘不足以彌補虧絀，則超出資產重估儲備結餘之數會於收益表中扣除。如虧絀以往已於收益表中扣除，而其後出現重估盈餘，則該盈餘會計入收益表，惟以早前扣除之虧絀數額為限。

酒店物業或其內部固定設施並無作出折舊。本集團之政策乃不時對該等資產提供全面維修及保養，以及進行裝修。因此，基於該等資產之估計可使用年期及其高剩餘價值，董事認為任何折舊並不重大。

其他物業、廠房及設備

物業、廠房及設備(在建物業、收費高速公路、在建工程及酒店物業除外)乃按成本減折舊及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

物業、廠房及設備之折舊乃按其估計可使用年期以直線法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期(以較短者為準)
傢俬及裝置	10%－25%
機器及設備	10%－20%
汽車	12.5%－25%

根據租購合同持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

營業租約

根據營業租約應付之租金乃按有關租約之年期以直線法自收益表扣除。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

投資證券(為持作明確長期投資目的之證券)乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

借貸成本撥作資本

收購、建造或生產合資格資產(即需一段時間才可用於其擬定用途或銷售之資產)直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

根據租購合同持有之資產

根據租購合同持有之資產按其於收購日期之公平值撥充資本。租用人之相應債務在扣除利息支出後納入資產負債表作為租購債項。融資成本乃於訂立租購合同時總承擔金額與未償還本金額之差額，並按有關合同之年期在收益表扣除，從而得出在各會計期間，尚餘債項之定額定期支出率。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本包括所有購買成本及(如適用)轉換成本及將存貨運往現址及達致現況之其他成本，乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

外幣交易均按交易當日之滙率折算。以外幣為單位之貨幣資產及負債則按結算日之滙率再折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，以港元以外之貨幣入賬之附屬公司及聯營公司之財務報表乃按結算日之滙率折算。於綜合賬目時產生之滙兑差額直接撥入儲備內處理。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

税項

税項支出乃根據本年度之業績計算，並就毋須課税或不獲扣税之項目作出調整。在入賬確認若干收支項目時，由於課税上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差税務影響在財務報表內確認為遞延税項，僅以可能於可預見將來實現之負債或資產為限。

4. **營業額**

	二零零一年 千港元	二零零零年 千港元
貨品銷售，扣除退貨及銷售税	2,986,793	3,091,851
出版報章	132,311	9,818
物業銷售	58,800	12,500
酒店經營	50,518	38,469
租金收入	5,982	5,420
	3,234,404	3,158,058

本集團主要在中華人民共和國(「中國」，包括香港)經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5. 分部資料

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	經營收費高速公路	輪胎	重工業	消費品	電子產品	藥品	物業投資	酒店經營	出版報章	證券投資及應收賬款	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元(附註)	千港元	千港元	千港元	千港元
截至二零零一年十二月三十一日止年度													
收益													
對外銷售	–	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	–	76,872	–	3,325,348
分部間銷售	–	–	–	–	–	–	1,685	–	–	–	2,193	(3,878)	–
總收益	–	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	–	79,065	(3,878)	3,325,348
業績													
分部業績	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
未分攤企業支出													(104,018)
融資成本													(81,462)
利息收入													71,725
股息收入													5,509
所佔聯營公司之業績	–	–	–	–	–	(6,995)	–	–	(8,998)	–	(2,004)		(17,997)
稅前虧損													(1,001,147)
稅項													(5,982)
未計少數股東權益之虧損													(1,007,129)
少數股東權益													408,399
年度虧損淨額													(598,730)

	經營收費高速公路	輪胎	重工業	消費品	電子產品	藥品	物業投資	酒店經營	出版報章	證券投資及應收賬款	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
									(附註)				
於二零零一年十二月三十一日之資產與負債													
資產													
分部資產	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	–	1,037,962	96,889		5,934,330
於聯營公司之權益	–	88,133	–	–	–	–	17,592	–	64,899	–	5,644		176,268
未分攤總資產													143,978
綜合總資產													6,254,576
負債													
分部負債	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	–	–	(2,191)		(1,670,252)
未分攤企業負債													(1,039,952)
綜合總負債													(2,710,204)
截至二零零一年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	273,565	118,195	4,191	11,167	34	114,393	21,508	–	41,383	–	1,000		585,436
－發展中／待發展物業	–	–	–	–	–	–	8,392	–	–	–	–		8,392
－投資物業	–	–	–	–	–	–	96,510	–	–	–	–		96,510
折舊及攤銷	–	110,796	4,346	7,594	837	1,079	1,792	–	18,165	–	1,794		146,403
減值及重估虧損	360,272	90,524	–	–	–	–	123,108	25,000	–	50,413	17,592		666,909
其他非現金支出	–	84,972	–	–	–	–	–	–	–	139,972	–		224,944

分部間收入乃按市價收取。

	經營收費高速公路	輪胎	重工業	消費品	電子產品	藥品	物業投資	酒店經營	出版報章	證券投資及應收賬款	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元 (附註)	千港元	千港元	千港元	千港元
截至二零零零年十二月三十一日止年度													
收益													
對外銷售	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	58,841	–	3,247,208
分部間銷售	–	–	–	–	–	–	–	–	–	–	2,519	(2,519)	–
總收益	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	61,360	(2,519)	3,247,208
業績													
分部業績	–	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
未分攤企業支出													(52,716)
融資成本													(88,487)
利息收入													114,714
股息收入													6,509
所佔聯營公司之業績	–	–	–	–	–	–	–	–	–	6,968	(19,115)		(12,147)
稅前虧損													(812,883)
稅項													(6,608)
未計少數股東權益之虧損													(819,491)
少數股東權益													88,809
年度虧損淨額													(730,682)
於二零零零年十二月三十一日之資產與負債													
資產													
分部資產	1,101,600	3,049,173	51,009	175,658	55,113	–	699,072	233,261	163,644	948,731	165,884		6,643,145
於聯營公司之權益	–	89,889	–	–	–	–	–	–	–	–	25,863		115,752
未分攤總資產													973,437
綜合總資產													7,732,334

	經營收費高速公路	輪胎	重工業	消費品	電子產品	藥品	物業投資	酒店經營	出版報章	證券投資及應收賬款	其他	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元 (附註)	千港元	千港元	千港元	千港元
負債													
分部負債	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	–	(194,552)	(21,722)	(44,295)	–	(10,186)		(1,781,831)
未分攤企業負債													(1,401,273)
綜合總負債													(3,183,104)
截至二零零零年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	873,273	65,086	32,352	8,609	3,302	–	458,205	225,000	–	–	2,116		1,667,943
－發展中／待發展物業	–	–	–	–	–	–	200,410	–	–	–	–		200,410
－投資物業	–	–	–	–	–	–	71,818	–	–	–	–		71,818
－無形資產	–	–	–	–	–	–	–	–	107,656	–	–		107,656
折舊及攤銷	–	79,441	18,227	8,420	3,426	–	1,430	–	448	–	–		111,392
減值虧損	–	42,277	–	–	–	–	–	–	–	46,000	26,724		115,001
其他非現金支出	–	11,382	–	–	–	–	–	–	–	482,656	–		494,038

分部間收入乃按市價收取。

附註：

二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」，主要業務為出版報章）之權益已售予成報傳媒集團有限公司（「成報傳媒」，前稱東魅網）。出售Actiwater之收益約為93,806,000港元。

出售事項完成後，本集團持有成報傳媒約27.97%之權益，而出版報章之業務分部在二零零一年被視作終止經營業務處理。

地區分部

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

	營業額		應佔經營虧損	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	3,006,346	3,144,185	(168,095)	(55,713)
香港	228,058	13,873	(673,894)	(647,819)
海外	–	–	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
融資成本			(81,462)	(88,487)
所佔聯營公司之業績			(17,997)	(12,147)
稅前虧損			(1,001,147)	(812,883)

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值		資本添置	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	4,799,836	5,554,164	676,251	1,937,167
香港	1,052,700	1,614,158	14,087	110,660
海外	402,040	564,012	–	–
	6,254,576	7,732,334	690,338	2,047,827

6. 其他收益

	二零零一年 千港元	二零零零年 千港元
出售／攤薄於附屬公司／業務之權益之淨收益（附註a）	26,057	16,892
加：以往計入儲備之商譽	25,262	3,958
已變現之滙兑儲備	650	691
已變現之非可供分派儲備	11,078	3,151
	63,047	24,692
出售／攤薄於聯營公司之權益之收益（附註b）	–	15,436
加／（減）：以往以儲備撇銷之商譽	–	(3,751)
已變現之滙兑儲備	–	2,735
已變現之非可供分派儲備	–	557
	–	14,977
利息收入	71,725	114,714
上市投資之股息收入	5,509	6,509
壞賬備抵撥回	10,390	9,754
其他	17,507	39,727
	168,178	210,373

附註：

(a) 二零零一年之出售／攤薄於附屬公司／業務之權益之淨收益包括(i)出售本集團於Actiwater之權益之收益約93,806,000港元；出售本集團於Gold Brilliant Limited之權益之淨收益約3,309,000港元及出售其他附屬公司之淨收益16,035,000港元；及(ii)出售本集團於大連金屬容器有限公司之權益之淨虧損約8,812,000港元；出售本集團於寧波中華電子有限公司之權益之淨虧損約255,000港元；攤薄本集團於中國置地集團有限公司（「中國置地」）之權益之淨虧損約30,038,000港元，以及出售本集團於雙喜輪胎工業股份有限公司若干業務之虧損約10,998,000港元。

二零零零年之出售／攤薄／出售部份於附屬公司之權益之淨收益包括(i)出售本集團於中國物業（集團）有限公司權益之淨收益12,444,000港元；出售本集團於煙台中策藥業有限公司權益之淨收益30,241,000港元；及出售本集團於其他附屬公司之部份權益之淨收益5,036,000港元；以及(ii)出售本集團於無錫中策機電設備有限公司之權益之淨虧損5,673,000港元及出售本集團於寧波中策動力機電集團有限公司之權益之淨虧損17,356,000港元。

(b) 二零零零年之出售／攤薄於聯營公司之權益之淨收益包括(i)出售本集團於中國包裝器材（香港）有限公司權益之虧損2,488,000港元；(ii)攤薄本集團於Asia Fiber Holdings Limited之權益之淨收益7,407,000港元；及(iii)攤薄本集團於Pacificnet.com, Inc.（「Pacificnet」，前稱Creative Master International Inc.)之權益之淨收益10,058,000港元。

7. 其他支出

	二零零一年 千港元	二零零零年 千港元
以下項目之減值及重估虧損(附註a)：		
－收費高速公路	360,272	－
－在建物業	63,257	－
－在建工程(附註b)	61,493	－
－酒店物業	25,000	－
－機器及設備	17,863	－
－汽車	1,156	－
	529,041	－
－發展中／待發展物業	28,793	－
－待售物業	11,081	－
－投資物業	19,977	－
－附屬公司及聯營公司之商譽	14,005	26,724
－於聯營公司之權益	3,587	－
持有證券投資之未變現虧損	139,972	482,656
呆壞賬備抵	84,972	11,382
出售證券投資之虧損	15,182	260,946
出售物業、廠房及設備之虧損	2,827	－
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之確認減值虧損	50,413	46,000
	909,862	869,985

附註：

(a) 年內，本集團之董事因應目前市況評審本集團物業權益之賬面值，當中亦已參考獨立專業物業估值師行提交之估值報告，董事由此得悉本集團持有之物業出現減值及重估虧損，因此在年內於綜合收益表中已確認減值及重估虧損，詳情載於財務報表附註14、15及16。

(b) 自一九九三年以來，本公司其中一間附屬公司雙喜輪胎工業股份有限公司(「雙喜」)已承諾興建一間子午胎廠房(「該項目」)。於一九九五年，該項目暫時中止，而截至二零零零年十二月三十一日就該項目所引致之成本總額約為人民幣257,844,000元(相等於約242,107,000港元)。該等成本已列入在建工程。雙喜及雙喜之直接控股公司China Enterprises Limited (「China Enterprises」，前稱中國輪胎電子商貿網有限公司及China Tire Holdings Limited)正擬備及協定該項目之融資計劃。已於一九九九年就設施之能力及技術規格進行大型重新評估，而中國獨立專業資產評值師亦對設施之取替成本進行評值(「該評值」)，基準為假設將恢復該項目之興建工程。在缺乏特定之融資計劃，China Enterprises之董事亦已於一九九九年十二月三十一日對該項目之資產值進行評估(「該評估」)。

於截至一九九九年十二月三十一日止年度，根據該評值及該評估之結果，已作出潛在減值虧損之總撥備以將該項目資產之賬面值撇減約人民幣122,400,000元(相等於約114,887,000港元)。

獨立專業估值師行美國評值有限公司再次對該項目之資產作出評估(「第二次評估」)，並評估該等資產之公平市值。根據第二次評估之結果，董事認為毋須就該項目資產之賬面值在截至二零零零年十二月三十一日止年度作出進一步撥備。

二零零一年十二月三十一日，雙喜及China Enterprises之管理層已評審該項目之賬面值並已在當中參考其估計售價。因此得悉並在綜合收益表內確認減值虧損61,493,000港元(即該項目之估計售價與賬面值之差額)。

8. 經營虧損

	二零零一年 千港元	二零零零年 千港元
經營虧損已扣除下列各項：		
員工成本		
一董事酬金(附註9(a))	2,696	10,593
一其他員工成本(附註9(b))	302,566	304,254
一退休福利計劃供款，不包括董事	37,050	38,750
總員工成本	342,312	353,597
減：收費高速公路、發展中／待發展物業及在建物業之資本化金額	(6,565)	—
	335,747	353,597
核數師酬金		
本年度	6,521	5,908
去年之超額撥備	(2,135)	(21)
物業、廠房及設備之折舊及攤銷：		
一自置資產	140,967	110,944
一租購合同項下之資產	7	—
減：收費公路之資本化金額	(231)	—
	140,743	110,944
計入行政支出之無形資產攤銷	4,934	448
計入行政支出之商譽攤銷	495	—
出售物業、廠房及設備之虧損	2,827	310
出售投資物業之虧損	50	—
及計入：		
扣除28,000港元(二零零零年：36,000港元)支出後之物業淨租金收入	11,886	11,406

9. 董事及僱員酬金

(a) 董事酬金

	二零零一年 千港元	二零零零年 千港元
袍金		
－執行董事	－	7,398
－非執行董事	295	50
－獨立非執行董事	216	345
	511	7,793
其他酬金		
－執行董事薪酬及其他利益	2,185	2,800
	2,696	10,593

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零一年 董事人數	二零零零年 董事人數
零至1,000,000	12	10
1,000,001至1,500,000	1	1
1,500,001至2,000,000	－	1
3,500,001至4,000,000	－	－
7,000,001至8,000,000	－	1
	13	13

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職之補償。

(b) **僱員酬金**

本集團五名最高薪酬人士包括本公司兩名董事(二零零零年：三名董事)，彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零一年 千港元	二零零零年 千港元
酬金、薪酬及其他利益	3,595	2,948

港元	二零零一年 僱員數目	二零零零年 僱員數目
零至1,000,000	1	—
1,000,001至1,500,000	2	1
1,500,001至2,000,000	—	1
	3	2

10. 融資成本

	二零零一年 千港元	二零零零年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	81,423	89,709
其他借貸	198	51
租購合同債項	9	—
	81,630	89,760
毋須於五年內悉數償還之銀行借貸利息	39,605	26,728
	121,235	116,488
減：收費高速公路之資本化款額	(39,773)	(28,001)
	81,462	88,487

11. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項(抵免)支出包括：		
香港利得稅		
過往年度之超額撥備	–	(183)
	–	(183)
其他司法權區之稅項	12,982	6,791
過往年度之超額撥備	(7,000)	–
本公司及其附屬公司應佔稅項	5,982	6,608

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司之中國附屬公司均為中外合資企業，故可享有若干免稅期及稅務優惠。因此，若干中國附屬公司毋須繳納中國所得稅或獲減免徵稅。中國所得稅乃按中國附屬公司之適用稅率計算。

遞延稅項之詳情載於附註33。

12. 股息

	二零零一年 千港元	二零零零年 千港元
因採納經修訂會計實務準則第9號(詳情見附註2)而在一九九九年錄得末期股息每股普通股0.01港元	–	46,098

13. 每股虧損

每股基本虧損乃根據年度之虧損淨額598,730,000港元(二零零零年：730,682,000港元)及年內已發行普通股之經調整加權平均數460,978,942股(二零零零年：459,375,955股)計算，並已就本公司股份合併(見附註30)之影響作出調整。

由於行使購股權會導致該兩個年度每股虧損減少，故此並無披露該兩個年度之每股攤薄虧損。

14. 投資物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
估值		
於一月一日	71,818	51,954
收購附屬公司所得	96,510	71,818
出售附屬公司時撇銷	(84,510)	(51,954)
出售	(14,500)	—
重估所產生之虧絀	(19,977)	—
於十二月三十一日	49,341	71,818

本集團之投資物業於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市值基準進行重估。重估產生之虧絀19,977,000港元已在綜合收益表扣除。

本集團之投資物業乃為收取租金而以經營租約持有。

投資物業之賬面值包括：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
於香港以中期租約持有之物業	12,000	14,500
於中國以中期土地使用權持有之物業	37,341	57,318
	49,341	71,818

15. 物業、廠房及設備

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	在建中物業 千港元	收費高速公路 千港元	在建工程 千港元	酒店物業 千港元	總額 千港元
本集團									
成本值或估值									
於二零零一年一月一日	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
收購附屬公司所得	16,598	15,714	13,871	1,709	–	–	29,179	–	77,071
添置	3,236	14,087	97,175	3,050	18,257	273,565	98,995	–	508,365
轉撥	119	–	168,918	3,825	–	–	(172,862)	–	–
出售	(1,370)	(4,733)	(12,416)	(5,743)	–	–	–	–	(24,262)
重估虧絀	–	–	–	–	–	–	–	(25,000)	(25,000)
出售附屬公司	(47,829)	(17,862)	(206,950)	(6,414)	–	–	(238)	–	(279,293)
於二零零一年十二月三十一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
包括：									
按成本值	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	–	3,384,959
按估值	–	–	–	–	–	–	–	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
折舊及攤銷									
於二零零一年一月一日	115,771	14,110	432,211	31,399	–	–	–	–	593,491
年內撥備	22,532	4,294	110,404	3,744	–	–	–	–	140,974
減值虧損	–	–	17,863	1,156	63,257	360,272	61,493	–	504,041
出售後撇除	(448)	(3,946)	(8,138)	(3,085)	–	–	–	–	(15,617)
出售附屬公司後撇除	(13,838)	(2,973)	(67,378)	(5,940)	–	–	–	–	(90,129)
於二零零一年十二月三十一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	–	1,132,760
賬面淨值									
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
於二零零零年十二月三十一日	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

(a) 收費高速公路指本集團於深圳在建中之收費公路(「深圳高速公路」)之權益。鑑於有關中國當局批准之收費乃低於預算收費，本集團參考獨立專業物業估值師行中證評估有限公司進行之估值而確認減值虧損。減值是根據貼現現金流量法使用20%貼現率並計及完成深圳高速公路之估計未來成本，以及考慮獨立交通顧問偉信(顧問)香港有限公司對深圳高速公路進行之交通預測及研究而予以辨識及確認。約360,272,000港元之減值虧損已在本年度之綜合收益表予以確認。本公司之附屬公司已獲授在二零二二年十一月三十日前二十五年期間經營及管理深圳高速公路之權利。

(b) 本集團之酒店物業已於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司按公開市值基準進行重估。

酒店物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已獲授可由一九八七年一月至二零一七年一月止期間經營及管理酒店之權利，惟須待若干條件達成後方可作實，營運期可延續二十年。

(c) 在建物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已因應目前市況，並在參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司後，按公開市值基準進行之估值後確認減值虧損。約63,257,000港元之減值虧損已在本年度之綜合收益表予以辨識及確認。

(d) 本集團使用本集團與準買家擬訂立之協議內機器及設備及汽車之估計售價，評審機器及設備及汽車之賬面值。約19,019,000港元之減值虧損已予辨識及在綜合收益表確認，減值虧損乃估計售價與賬面值之差額。

(e) 於二零零一年十二月三十一日，納入收費公路之賬面淨值為撥作資本之利息77,719,000港元(二零零零年：37,946,000港元)。

	土地及樓宇	傢俬及裝置	機器及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
成本值					
於二零零一年一月一日	6,824	2,511	3,274	—	12,609
添置	—	71	231	541	843
出售	—	(922)	(1,862)	—	(2,784)
於二零零一年十二月三十一日	6,824	1,660	1,643	541	10,668
折舊					
於二零零一年一月一日	191	983	2,775	—	3,949
年內撥備	170	308	208	68	754
出售後撇除	—	(920)	(1,837)	—	(2,757)
於二零零一年十二月三十一日	361	371	1,146	68	1,946
賬面淨值					
於二零零一年十二月三十一日	6,463	1,289	497	473	8,722
於二零零零年十二月三十一日	6,633	1,528	499	—	8,660

上列土地及樓宇之賬面淨值包括：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
於中國(不包括香港)以中期土地使用權持有之物業	332,133	369,625	6,463	6,633

汽車於二零零一年十二月三十一日之賬面淨值包括關於根據租購合同持有之資產約263,000港元之款項。於二零零零年十二月三十一日並無根據租購合同持有資產。

16. 發展中／待發展物業

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	157,401	—
收購附屬公司時購入	—	173,869
年內產生之發展成本	8,392	26,541
減值虧損	(28,793)	—
轉撥入待售物業	—	(43,009)
於十二月三十一日	137,000	157,401

包括：

	二零零一年	二零零零年
	千港元	千港元
於中國（不包括香港）以中期土地使用權持有之物業	111,000	131,086
於中國（不包括香港）以長期土地使用權持有之物業	26,000	26,315
	137,000	157,401

上述包括本集團於惠州以中期土地使用權持有之港澳港場發展項目權益，以及於台山以長期土地使用權持有朗底洞之權益。本集團因應目前市況決定出現減值虧損，當中已參考兩間獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值，就此於本年度之綜合收益表確認之減值虧損約為28,793,000港元。

17. 收購土地發展權所付款項

本集團及本公司

年內，本公司與北京市順義區李橋鎮人民政府（「李橋鎮人民政府」）就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約216,981,000港元（相等於人民幣230,000,000元）。

於二零零一年十二月三十一日，本公司支付部份款項，為數約2,727,000港元（相等於人民幣3,000,000元）。

18. 無形資產

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	107,656	–
添置	–	107,656
出售附屬公司時對銷	(107,656)	–
於十二月三十一日	–	107,656
攤銷		
於一月一日	448	–
年內撥備	4,934	448
出售附屬公司時對銷	(5,382)	–
於十二月三十一日	–	448
賬面淨值		
於十二月三十一日	–	107,208

無形資產指以「成報」商標及商號出版報章之權利，無形資產分二十年攤銷。

19. 商譽

	本集團
	千港元
成本值	
年內收購附屬公司所產生	53,112
出售附屬公司時對銷	(19,909)
於二零零一年十二月三十一日	33,203
攤銷	
年內撥備及於二零零一年十二月三十一日	495
賬面淨值	
於二零零一年十二月三十一日	32,708
於二零零零年十二月三十一日	–

商譽按直線基準分二十年攤銷。

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零一年 千港元	二零零零年 千港元
於附屬公司之投資		
海外上市股份，按成本值	228,703	228,703
非上市股份，按成本值	100,483	99,486
	329,186	328,189
上市股份之市值	23,868	56,935
應收附屬公司款項		
附屬公司之欠款	3,598,640	3,051,781
減：已確認減值虧損	(2,083,185)	(871,870)
	1,515,455	2,179,911
應付附屬公司款項		
欠附屬公司之款項	709,918	866,109

應收及應付附屬公司之款項為無抵押、免息及無固定還款期。

年內，本公司董事因應目前市況評審於本公司附屬公司權益之賬面值，董事參考專業估值報告後得悉物業出現減值及重估虧損，附屬公司持有之其他投資亦有未變現虧損，並就應付附屬公司款項辨識股份市值之減值虧損約1,211,000,000港元。因此，整筆款項已在收益表內確認為年度減值虧損。

於二零零一年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited (「Australia Net.Com」)	澳洲 (附註a)	31,184,116澳元	—	57.26 (附註a)	投資控股
中國置地	百慕達 (附註b)	27,248,386美元	—	65.56 (附註b)	投資控股
中國製藥工業集團有限公司	香港	2港元	—	57.26	投資控股
China Enterprises	百慕達 (附註c)	附有投票權普通股30,000美元 普通股60,173美元	33.27 (附註c)	24.84 (附註c)	投資控股
雙喜(附註f)	中國	人民幣280,684,311元	—	55 (附註c)	暫無營業
大寨中策水泥股份有限公司(附註f)	中國	人民幣17,000,000元	51	—	製造水泥
廣州珀麗酒店有限公司(原稱廣州江南大酒店有限公司)(附註e)	中國	89,700,000港元	—	81	酒店業務
廣州江南房產有限公司(附註e)	中國	68,000,000港元	—	75	物業發展
杭州中策橡膠(股份)有限公司(「杭州橡膠」)(附註f)	中國	人民幣469,748,777元	—	51 (附註c)	製造輪胎
惠州緯通房產有限公司(附註e)	中國	109,200,000港元	—	70	物業發展
寧波中華太豐食品股份有限公司(附註f)	中國	人民幣89,004,566元	—	51	製造麵粉、味精及有關食品

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
深圳龍城星源實業有限公司（「龍城星源」）(附註f)	中國	人民幣100,000,000元	—	60	興建及經營收費高速公路
深圳經濟特區發展中心有限公司 (附註e)	中國	290,000,000港元	—	86	物業發展、持有及買賣
Tung Fong Hung Investment Limited（「東方紅」）(附註d)	英屬處女群島	10,000美元	—	100	製造及貿易中西藥品
煙台中策橡膠有限公司 (附註f)	中國	人民幣60,000,000元	—	51 (附註c)	製造輪胎
銀川中策(長城)橡膠有限公司 (附註f)	中國	人民幣667,833,000元	—	51 (附註c)	製造輪胎

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. 中國置地於中港兩地經營業務，其股份於香港聯交所上市。

c. China Enterprises於中國經營業務，其股份於紐約證券交易所上市。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權益。China Enterprises為一間控股公司，於二零零一年十二月三十一日擁有雙喜、杭州橡膠、煙台中策橡膠有限公司及銀川中策(長城)橡膠有限公司之大部份股權。

d. 東方紅於香港經營業務。

e. 此乃中外合作經營企業。

f. 此乃中外合資經營企業。

各附屬公司於年終或年內任何時間概無任何仍然存在之借貸資本。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產淨值之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
於聯營公司之權益				
所佔資產淨值	156,132	115,752	–	–
商譽	20,136	–	–	–
非上市股份，按成本值	–	–	2	2
	176,268	115,752	2	2
應收聯營公司款項				
聯營公司欠款	13,517	5,323	473	1,083
應付聯營公司款項				
欠聯營公司款項	9,625	–	–	–

聯營公司欠款／欠聯營公司款項為無抵押、免息及無固定還款期。

20,136,000港元之款項主要為二零零一年十二月收購成報傳媒產生之商譽。

於二零零一年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
杭州中策置地有限公司	中國	中國	50	物業發展及投資
杭州朝陽橡膠有限公司（「朝陽」）	中國	中國	49.2	製造輪胎
Pacificnet	美國特拉華州	香港及新加坡	29.52	發展、市場推廣及支援商業對商業電子商貿解決方案之全套服務
成報傳媒	開曼群島	香港	27.97	經營媒體及出版業務，旗下刊物包括「成報」及「廣角鏡」雜誌，為全球華人社群提供多媒體娛樂及生活潮流資訊

於一九九八年，本集團透過杭州橡膠投資朝陽，總投資及註冊資本為29,980,000美元。投資承擔由一間在建中子午胎工廠之貢獻支付。該子午胎工廠於年內投入運作。

年內，Actiwater之全部權益已售予成報傳媒，代價以支付現金及發行股份予成報傳媒之方式支付。本集團於出售事項完成後持有Actiwater約27.97%權益。

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

22. 應收賬款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
貸款及應收利息(附註a)				
一有抵押	270,474	—	—	—
一無抵押	189,039	50,000	41,457	31,153
應收關連公司款項(附註b)	534	—	28	—
應收中國實體款項(附註c)	—	65,212	—	—
	460,047	115,212	41,485	31,153
減：已確認減值虧損	(50,413)	(46,000)	—	—
	409,634	69,212	41,485	31,153
減：一年內到期並列作流動資產之款項	(107,195)	(50,217)	(16,239)	(4,673)
一年後到期之款項	302,439	18,995	25,246	26,480

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited(「Danwei」)及Lucklong Venture Limited(「Lucklong」)約123,491,000港元及110,583,000港元之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

無抵押貸款及應收利息中包括應收本集團之接受投資公司約51,701,000港元(二零零零年：零)之款項及應收本集團前聯營公司中國發展集團有限公司之墊款約45,183,000港元(二零零零年：34,000,000港元)。

所有應收貸款均按當前市場利率計息。

(b) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
保華德祥管理有限公司	24	—	—	—
最佳拍檔有限公司	160	—	—	—
東方魅力管理有限公司	157	—	—	—
Rosedale Hotel Management Limited	113	—	—	—
東方魅力集團有限公司	80	—	28	—
	534	—	28	—

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

東方魅力集團有限公司為一間本公司若干董事持有實益權益之公司。

(c) 於二零零零年十二月三十一日應收中國實體款項主要包括向一前合營夥伴提供之貸款，該貸款已於年內償清。

23. 證券投資

	本集團 其他投資 二零零一年 千港元	本集團 其他投資 二零零零年 千港元	本公司 其他投資 二零零一年 千港元	本公司 其他投資 二零零零年 千港元
股本證券：				
上市	261,403	316,375	–	–
非上市	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
債務證券：				
上市	–	209,459	–	–
非上市	177,188	110,400	–	–
	177,188	319,859	–	–
會所債券	1,538	1,538	825	825
總計	513,408	824,997	19,517	19,517

	本集團 其他投資 二零零一年 千港元	本集團 其他投資 二零零零年 千港元	本公司 其他投資 二零零一年 千港元	本公司 其他投資 二零零零年 千港元
總計及列作：				
上市				
香港	214,248	207,671	–	–
其他地方	47,155	318,163	–	–
非上市	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
分類為				
流動	40,000	67,800	–	–
非流動	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
上市證券之市值	261,403	525,834	–	–

香港上市證券於二零零一年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別9.16%及10%(二零零零年：零及10.01%)之權益之金額71,005,500港元及60,834,000港元(二零零零年：零港元及74,178,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立，兩者均於香港聯交所上市。

海外上市債務證券於二零零零年十二月三十一日之賬面值乃代表盈動可換股債券(「盈動可換股債券」)。盈動可換股債券由盈動擔保，以年利率3.5厘計息，於二零零五年十二月五日到期，並須按120.12%贖回本金及應計利息。

除早前所贖回或購買或註銷外，盈動可換股債券賦予其持有人權利，可於二零零一年一月五日至二零零五年十一月二十一日止任何時間，按初步換股價每股1.0083美元(相等於約每股7.865港元)(可予調整)將盈動可換股債券轉換為盈動股份。

盈動可換股債券已於年內悉數出售。

非上市債務證券於二零零一年十二月三十一日之賬面值包括於由金匡企業有限公司(於香港聯交所上市)發行之可換股債券(「金匡債券」)之52,585,000港元投資。金匡債券並不計息，並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利，可於二零零一年十二月十日至二零零四年十二月十日止任何時間，按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

金匡債券於二零零零年十二月三十一日之賬面值為50,400,000港元並以年利率7.5厘計息，金匡企業有限公司已於本年度悉數贖回金匡債券。

非上市債務證券於二零零一年十二月三十一日之賬面值亦包括向第三者提供之承兑票據40,000,000港元(二零零零年：60,000,000港元)，該承兑票據按當時市場年利率計息，並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

24. 來自／給予少數股東之貸款

本集團

有關款項為無抵押、免息及毋須於一年內償還，故列為非流動部分。

25. 待售物業

本集團

待售物業以可變現淨值列賬。

就賬面值約為28,000,000港元之待售物業而言，土地使用權之所有權及房產擁有權於結算日尚未完成轉讓。本集團已根據買賣協議支付全數代價，董事認為，有關轉讓將於稍後時間完成。

經參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值後，11,081,000港元之減值虧損已予辨識並在本年度之綜合收益表確認。

26. 存貨

	本集團	
	二零零一年	二零零零年
	千港元	千港元
原料	312,952	268,242
在製品	19,007	30,842
製成品	458,329	570,249
	790,288	869,333

上述包括按可變現淨值列賬之原料312,952,000港元（二零零零年：268,242,000港元）、在製品19,007,000港元（二零零零年：30,842,000港元）及製成品458,329,000港元（二零零零年：568,099,000港元）。

於年內支銷之存貨成本約為2,771,566,000港元（二零零零年: 2,751,170,000港元）。

27. 應收貿易賬款

本集團一般給予其貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	330,169	323,133
90至180日	93,564	244,787
180日以上	57,291	99,897
	481,024	667,817

28. 應付賬款及應計費用

應付賬款及應計開支指下列賬齡之應付款項：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	278,148	322,077
90至180日	43,876	82,623
180日以上	75,570	96,901
	397,594	501,601
加：應計開支	34,291	172,965
	431,885	674,566

29. 應付關連公司款項

應付關連公司款項之詳情如下：

		本集團		本公司	
	附註	二零零一年	二零零零年	二零零一年	二零零零年
		千港元	千港元	千港元	千港元
Mass Success International Limited	(i)	594	–	594	–
Hanny Magnetics Limited	(i)	1,234	–	151	–
德祥企業管理有限公司	(ii)	29,539	–	328	–
保華德祥管理有限公司	(i)	127	–	–	–
Paul Y. – ITC Construction Company Limited	(i)	3,634	–	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	–	–	–
		36,492	–	1,073	–

應收關連公司款項包括分別應付Hanny Magnetics Limited及德祥企業管理有限公司之款項1,083,000港元及26,267,000港元，有關款項按當前市場利率計息。餘款為無抵押、免息及須應銀行要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

30. 股本

	附註	股份數目	價值 千港元
法定：			
於二零零零年十二月三十一日及二零零一年一月一日每股面值0.10港元之普通股		8,000,000,000	800,000
股份合併	(b)	(7,200,000,000)	—
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(b)	—	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(b)	7,200,000,000	720,000
於二零零一年十二月三十一日每股面值0.10港元之普通股		8,000,000,000	800,000
已發行及繳足：			
於二零零零年一月一日每股面值0.10港元之普通股		4,480,289,420	448,029
行使購股權	(a)	129,500,000	12,950
於二零零一年一月一日每股面值0.10港元之普通股		4,609,789,420	460,979
股份合併	(b)	(4,148,810,478)	—
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(b)	—	(414,881)
於二零零一年十二月三十一日每股面值0.10港元之普通股		460,978,942	46,098

附註：

(a) 截至二零零零年十二月三十一日止年度，本公司因購股權獲行使而按每股0.3港元、0.344港元及0.405港元發行及配發47,000,000股、32,500,000股及50,000,000股本公司每股面值0.10港元之股份，以換取現金。所發行之股份與當時現有已發行股份，在所有方面均具有同等權益。

(b) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組(「股本重組」)：

— 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股(「合併股份」)(「股份合併」)；

- 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元(「削減股本」)；
- 削減股本產生之進賬約415,000,000港元已撥入本公司之特別資本儲備賬；
- 待股本重組生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

31. 購股權

本公司

於二零零一年十二月三十一日，根據本公司購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	港元	
一九九八年七月二十一日至二零零二年七月二十日	6.060	36,750
二零零零年一月十二日至二零零五年一月十一日	3.440	50,000
二零零零年二月十四日至二零零五年二月十三日	4.050	290,000
		376,750

附屬公司

China Enterprises

於二零零一年十二月三十一日，根據China Enterprises購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	美元	
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

中國置地

於年內並無根據中國置地之購股權計劃授出或行使任何購股權，而於二零零一年十二月三十一日亦無任何尚未行使之購股權。

32. 儲備

	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目時產生之商譽	滙兑儲備	其他非供分派儲備	保留溢利(虧絀)	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零零年一月一日								
－如原來呈報	1,844,149	–	233	30,693	16,844	34,368	1,002,159	2,928,446
－前期調整(附註2)	–	–	–	–	–	–	46,098	46,098
如重列	1,844,149	–	233	30,693	16,844	34,368	1,048,257	2,974,544
滙兑調整	–	–	–	–	(1,223)	–	–	(1,223)
發行股份之溢價	32,580	–	–	–	–	–	–	32,580
因收購於附屬公司及聯營公司之權益而產生	–	–	–	157,581	–	–	–	157,581
聯營公司之商譽減值虧損	–	–	–	26,724	–	–	–	26,724
出售於附屬公司之權益時變現	–	–	–	(3,958)	(691)	(3,151)	–	(7,800)
出售／攤薄於聯營公司之權益時變現	–	–	–	3,751	(2,735)	(557)	–	459
應佔聯營公司之儲備變動淨額	–	–	–	(12,097)	(7,317)	2,204	–	(17,210)
調撥自保留溢利	–	–	–	–	–	1,539	(1,539)	–
年度虧損淨額	–	–	–	–	–	–	(730,682)	(730,682)
股息(附註2)	–	–	–	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	202,694	4,878	34,403	269,938	2,388,875
滙兑調整	–	–	–	–	(7,277)	–	–	(7,277)

	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目時產生之商譽	滙兌儲備	其他非供分派儲備	保留溢利（虧絀）	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
因股本重組而產生（附註30）	–	414,881	–	–	–	–	–	414,881
附屬公司及聯營公司之								
商譽減值虧損	–	–	–	14,005	–	–	–	14,005
出售／攤薄於附屬公司之權益時變現	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
應佔聯營公司之儲備變動淨額	–	–	–	–	(72)	–	–	(72)
調撥自保留溢利	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
下列公司應佔：								
本公司及其附屬公司	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
聯營公司	–	–	–	(3,110)	(10)	–	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

	股份溢價	特別資本儲備	資本贖回儲備	保留溢利(虧絀)	總額
	千港元	千港元	千港元	千港元	千港元
本公司					
於二零零零年一月一日	1,844,149	—	233	145,713	1,990,095
前期調整(附註2)	—	—	—	46,098	46,098
如重列	1,844,149	—	233	191,811	2,036,193
因發行股份而產生之溢價	32,580	—	—	—	32,580
本年度虧損淨額	—	—	—	(569,315)	(569,315)
股息(附註2)	—	—	—	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	—	233	(423,602)	1,453,360
因股本重組而產生(附註30)	—	414,881	—	—	414,881
本年度虧損淨額	—	—	—	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936

本集團其他非供分派之儲備包括根據中國法例及規例須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

於二零零一年十二月三十一日股份合併時之商譽分別包括收購附屬公司及聯營公司產生之商譽19,316,000港元(二零零零年：33,321,000港元)及負商譽210,753,000港元(二零零零年：236,015,000港元)。

本集團之特別資本儲備代表附註30(b)所述之股本重組產生之金額。

年內，本集團管理層在參考附屬公司及聯營公司經營之業務後評審商譽之賬面值。該等附屬公司及聯營公司之主要業務為提供電子商貿解決方案服務。管理層已因應該等業務目前面對之經濟情況，在綜合收益表辨識及全數確認14,005,000港元之減值虧損。

於二零零一年及二零零零年十二月三十一日，本公司並無可供分派予股東之儲備。

33. 遞延稅項

年內未確認之遞延稅項(撥回)支出之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額兩者間之差額	393	(216)	187	(6)
所(引致)動用之稅務虧損	(109,097)	(15,295)	1,273	18,665
其他時差	(193)	–	(325,368)	–
物業減值及重估虧損	(476)	–	–	–
	(109,373)	(15,511)	(323,908)	18,659

於結算日，未在財務報表中確認之遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	(6,166)	(5,773)	(527)	(340)
未動用之稅務虧損	307,696	198,599	22,000	23,273
其他時差	5,462	5,269	333,000	7,632
物業減值及重估虧損	11,333	10,857	–	–
	318,325	208,952	354,473	30,565

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

34. 銀行貸款及其他借款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
銀行貸款	1,515,206	1,932,970	20,000	—
租購合同債項（附註）	187	—	46	—
銀行透支	—	11,902	—	8,798
其他借貸	—	1,886	—	—
	1,515,393	1,946,758	20,046	8,798
須於以下年期償還：				
一年內	922,272	1,351,545	20,011	8,798
一至兩年	53,754	48,080	35	—
二至五年	24,386	32,152	—	—
逾五年	514,981	514,981	—	—
	1,515,393	1,946,758	20,046	8,798
減：一年內到期並列作流動負債之款項	(922,272)	(1,351,545)	(20,011)	(8,798)
一年後到期之款項	593,121	595,213	35	—

在本集團之銀行貸款及其他借款中，672,735,000港元（二零零零年：1,298,298,000港元）由本集團之物業、廠房及設備及銀行存款作抵押。

附註：

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據租購合同應付金額：								
一年內	24	–	14	–	14	–	11	–
第二至第五年(包括首尾兩年)	189	–	47	–	173	–	35	–
	213	–	61	–	187	–	46	–
減：未來融資支出	(26)	–	(15)	–	–	–	–	–
租約債項現值	187	–	46	–	187	–	46	–
減：一年內到期之金額					(14)	–	(11)	–
一年後到期之金額					173	–	35	–

本集團之政策為根據租購合同租賃其若干裝置及設備。租購合同平均為期五年。息率於訂立合同日期釐定。所有租購合同按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之租購合同債項以出租人在租賃資產設立之押記作抵押。

35. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

董事認為，不大可能在一年內簽訂具約束力之買賣協議，故此按金在資產負債表列為非流動。

36. 除税前虧損與經營業務之現金流入淨額之調整

	二零零一年 千港元	二零零零年 千港元
除税前虧損	(1,001,147)	(812,883)
所佔聯營公司之業績	17,997	12,147
股息收入	(5,509)	(6,509)
利息收入	(71,725)	(114,714)
利息支出	81,462	88,487
物業、廠房及設備折舊	140,743	110,944
攤銷無形資產	4,934	448
攤銷商譽	495	—
證券投資之未變現虧損	139,972	482,656
出售證券投資之虧損	15,182	260,946
呆壞賬備抵	84,972	11,382
物業、廠房及設備之減值及重估虧損	529,041	—
附屬公司及聯營公司之商譽減值虧損	14,005	26,724
於聯營公司之權益之減值虧損	3,587	—
發展中／待發展物業之減值虧損	28,793	—
重估投資物業產生之虧絀	19,977	—
待售物業之已確認減值虧損	11,081	—
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之已確認減值虧損	50,413	46,000
出售物業、廠房及設備之虧損	2,827	310
出售／攤薄於附屬公司／業務之權益之收益	(63,047)	(24,692)
出售／攤薄於聯營公司之權益之收益	—	(14,977)
壞賬備抵撥回	(10,390)	(9,754)
出售投資物業之虧損	50	—
存貨增加	(57,621)	(92,242)
應收貿易賬款增加	(11,759)	(53,815)
待售物業減少	70,300	16,000
其他應收款項、按金及預付款項增加	(109,333)	(160,084)
應付賬款、應計開支及其他應付款項增加	198,178	338,005
其他應付税項(減少)增加	(7,614)	14,133
已收按金減少	—	(3,447)
經營業務現金流入淨額	85,876	157,342

37. 出售／攤薄附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已出售之資產淨值：		
投資物業	84,510	51,954
物業、廠房及設備	189,164	109,152
商譽	19,909	—
無形資產	102,274	—
證券投資	26,262	—
於聯營公司之權益	19,432	—
存貨	197,426	15,548
應收貿易賬款	175,958	93,406
其他應收款項、按金及預付款項	240,996	84,922
銀行結餘及現金	76,490	22,503
應付賬款及應計費用	(402,133)	(136,735)
應繳所得稅及其他應繳稅項	(75)	—
銀行貸款及其他借款	(314,750)	(61,465)
少數股東權益	(35,268)	(76,472)
	380,195	102,813
已變現商譽儲備	(25,262)	(3,958)
已變現之滙兑儲備	(650)	(691)
已變現之其他非供分派儲備	(11,078)	(3,151)
	343,205	95,013
出售／攤薄收益	63,047	24,692
	406,252	119,705
支付方式：		
現金	360,296	68,999
其他應收款項	—	32,015
證券投資	—	18,691
於聯營公司之權益	9,556	—
應收賬款	36,400	—
	406,252	119,705
有關出售／攤薄附屬公司／業務之現金及現金等額之流入淨額之分析：		
已收現金代價	360,296	68,999
出售之銀行結餘及現金	(76,490)	(22,503)
現金及現金等額之流入淨額	283,806	46,496

於年內出售之附屬公司為本集團之經營現金流出淨額帶來122,484,000港元(二零零零年：現金流出6,288,000港元)之現金流出，二零零零年就税項負債支付1,721,000港元、就投資活動收取5,994,000港元(二零零零年：已付1,787,000港元)及就融資活動收取98,504,000港元(二零零零年：12,217,000港元)。

於年內出售之附屬公司／業務為本集團之營業額帶來132,311,000港元(二零零零年：30,241,000港元)及對本集團之經營虧損帶來31,663,000港元(二零零零年：168,000港元)。

38. 購入附屬公司／業務

	二零零一年	二零零零年
	千港元	千港元
已購入資產淨值：		
投資物業	96,510	71,818
物業、廠房及設備	77,071	1,428,425
無形資產	—	107,656
於聯營公司之權益	19,466	—
發展中物業	—	173,869
待售物業	83,180	4,073
證券投資	54,599	35,563
應收賬款	44,201	—
存貨	70,771	1,205
應收貿易賬款	27,304	7,462
其他應收款項、按金及預付款項	150,390	—
借予少數股東之貸款	—	28,074
可收回税項	129	—
給予承建商墊款	—	169,082
銀行結餘及現金	52,568	177,325
應付賬款及應計開支	(109,964)	(138,636)
已收按金	—	(80,085)
銀行貸款及其他借貸	(104,941)	(457,665)
租購合同債項	(143)	—
少數股東權益	(51,738)	(549,164)
	409,403	979,002
收購時產生之商譽	53,112	(170,114)
	462,515	808,888
支付方式：		
現金	407,018	703,637
於聯營公司之權益	37,032	92,711
證券投資	—	12,540
其他應收款項、按金及預付款項	18,465	—
	462,515	808,888

有關購入附屬公司／業務之現金及現金等額之現金流出淨額之分析：

	二零零一年 千港元	二零零零年 千港元
已付現金代價	(407,018)	(703,637)
已購入之銀行結餘及現金	52,568	177,325
有關購入附屬公司／業務之現金及現金等額之現金流出淨額	(354,450)	(526,312)

於年內收購之附屬公司／業務為本集團之經營現金流出淨額帶來26,486,000港元（二零零零年：107,130,000港元）之現金流出，於二零零零年就投資回報淨額及融資償還支付16,659,000港元、於二零零零年已收所得稅退款1,213,000港元、就投資活動收取6,056,000港元（二零零零年：動用139,959,000港元）及就融資活動動用3,037,000港元（二零零零年：177,088,000港元）。

於年內收購之附屬公司／業務為本集團之營業額帶來99,967,000港元（二零零零年：66,208,000港元）及對本集團之經營虧損帶來87,730,000港元（二零零零年：9,074,000港元）。

39. 年內融資變動分析

	股本及股份溢價 千港元	銀行貸款及其他借貸 千港元	少數股東權益 千港元	應付聯營公司款項 千港元	應付關連公司款項 千港元	租購合同債項 千港元
於二零零零年一月一日之結餘	2,292,178	1,272,327	1,356,532	–	–	–
發行新股份之所得款項（已扣除開支）	45,530	–	–	–	–	–
取得新借貸	–	1,509,767	–	–	–	–
少數股東出資	–	–	15,348	–	–	–
收購附屬公司之額外權益	–	–	(11,514)	–	–	–
償還款項	–	(1,243,438)	–	–	–	–
收購附屬公司／業務	–	457,665	549,164	–	–	–
出售／部份出售附屬公司	–	(61,465)	(76,472)	–	–	–
少數股東應佔虧損	–	–	(88,809)	–	–	–
非現金有關變動	–	–	4,748	–	–	–
支付少數股東股息	–	–	(23,140)	–	–	–
於二零零零年十二月三十一日之結餘	2,337,708	1,934,856	1,725,857	–	–	–
股本重組	(414,881)	–	–	–	–	–
取得新借貸	–	1,183,688	–	–	–	53
少數股東出資	–	–	42,602	–	–	–
償還款項	–	(1,393,529)	–	–	(16,917)	(9)
墊支款項	–	–	–	9,625	53,409	–
收購附屬公司／業務	–	104,941	51,738	–	–	143
出售／部份出售附屬公司	–	(314,750)	(35,268)	–	–	–
少數股東應佔虧損	–	–	(408,399)	–	–	–
非現金有關變動	–	–	(5,345)	–	–	–
支付少數股東股息	–	–	(4,124)	–	–	–
於二零零一年十二月三十一日之結餘	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. 主要非現金交易

年內主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之租購合同安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

於二零零零年，主要非現金交易如下:

(a) 計入證券投資18,691,000港元及應收款項32,015,000港元之款項為就出售一間附屬公司而收取之部份代價。證券投資增加7,542,000港元為一筆未償還應收賬款之還款。

隨本集團攤薄其於聯營公司之權益後，於聯營公司之權益4,817,000港元重新分類為證券投資。

(b) 應收聯營公司之可換股票據232,110,000港元已與就向該聯營公司收購一間公司權益而須支付之代價對銷。

(c) 43,009,000港元之發展中／待發展物業已轉撥入待售物業。

41. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	214,254	－	214,254	－
－物業、廠房及設備	18,005	－	－	－
－發展中／待發展物業	26,902	23,640	－	－
－在建物業	129,393	227,150	－	－
－在建工程	10,849	173,849	－	－
	399,403	424,639	214,254	－
有關物業、廠房及設備之已批准惟未訂約之金額	35,096	－	－	－

42. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為17,432,000港元（二零零零年：10,091,000港元）。

本集團作為承租人

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
一年內	26,429	4,802	992	142
第二至第五年（包括首尾兩年）	25,482	8,720	－	－
逾五年	1,678	－	－	－
	53,589	13,522	992	142

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為11,914,000港元(二零零零年：11,442,000港元)。若干物業在未來三至七年已有租戶承租。

於結算日，本集團與租戶訂立之合同中，租戶之未來最低租約付款如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
一年內	9,479	11,413
第二至第五年(包括首尾兩年)	18,633	18,936
逾五年	994	2,775
	29,106	33,124

43. 或然負債

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	–	–	95,243	50,000
本集團所佔就給予財務機構之擔保以抵押提供予附屬公司之信貸融資所動用之信貸融資	–	–	13,000	71,500
向其他單位作出之擔保：				
聯營公司	2,357	2,357	–	–
外界人士	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地下鐵路有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

(c) 一九九九年八月，保華廣場(前稱江南中心)之建築師向中國置地之全資附屬公司其鋒有限公司(「其鋒」)提起法律程序，分別索償服務費及其他開支600,000港元及6,600,000港元。

其鋒全力反對上述索償，並就該建築師所提供之監管服務不足所引致的損失及損害提起反訴。

由於其鋒提起反訴，建築師將總索償額修訂為7,700,000港元。截至本年報日期，該等法律程序仍在進行。經考慮本集團之法律顧問意見後，董事認為程序之結果對本集團之財務狀況不會有重大不利影響。

(d) 於二零零一年七月，中國置地間接持有之非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)，以惠州市嘉城集團有限公司(「惠州嘉城」)(惠州港澳廣場建築工程之總承建商)之擔保人之身份，向中國廣東省惠州市政府提起法律程序。根據惠州市政府為惠州緯通於一九九四年九月七日簽立之擔保書，惠州緯通索償之金額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付約人民幣167,500,000元之建築成本連同約人民幣76,100,000元之損害。

截至本年報日期，惠州緯通正等待案件進行聆訊。在現階段未能可靠地預測結果。由於港澳廣場之總建築成本經已撇銷，董事會認為倘最終判決不利於惠州緯通，亦不會對本集團之財務狀況構成任何重大不利影響。

(e) 於二零零一年十一月，惠州港澳廣場之若干物業之買家(「買家」)根據一九九四年九月七日訂立之預售協議，就惠州緯通未能將港澳廣場之物業交付買家而向惠州緯通提起法律程序。買家索償之金額約為76,600,000港元，即預售按金連同損害約人民幣64,200,000元及有關法律開支。

於二零零二年一月，惠州緯通提出抗辯，指稱根據上述協議之條款，訂約各方之任何爭議應以仲裁方式解決。截至本年報日期，廣東省惠州市中級人民法院仍在考慮此案，在現階段未能可靠地預測結果，其後亦再無在財務報表提撥進一步準備。

44. 資產抵押

於二零零一年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

(a) 銀行貸款及其他借貸－一年後到期

賬面值為17,630,000港元(二零零零年：32,130,000港元)之投資物業。

賬面值為234,462,000港元(二零零零年：238,033,000港元)之若干物業、廠房及設備。

5,244,000港元(二零零零年：無)之證券投資。

賬面值約為53,194,000港元(二零零零年：無)之若干聯營公司股份。

(b) 銀行貸款及其他借貸－一年內到期

83,520,000港元(二零零零年：612,351,000港元)之銀行存款。

在截至二零零零年及二零零一年十二月三十一日止年度，龍城星源已將其收取路費之收入權利抵押予一間銀行作為備用信貸融資之抵押。

於二零零零年十二月三十一日，中國置地之一間附屬公司為獲取信貸融資向一間銀行發行兩張債券，而該等債券乃以該附屬公司所持深圳龍城星源已抵押賬面值為618,999,000港元之全部權益之第一浮動押記作為抵押。該等債券已於年內償還銀行借貸後予以解除。

45. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
Pacificnet	本集團已收及應收之管理費收入	(a)	–	1,200
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(b)	37	–
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(c)	88	–
Lucklong	本集團已收及應收之貸款利息收入	(d)	8,212	–
Danwei	本集團已收及應收之貸款利息收入	(d)	9,171	–
Total Pacific Limited	本集團已收及應收之租金收入	(e)	280	–
Mass Success International Limited	本集團已付及應付之租金支出	(f)	1,109	–
	本集團已付及應付之樓宇管理費		277	–
Hanny Magnetics Limited	本集團已付及應付之管理費	(f)	151	–
	本集團已付及應付之貸款利息支出		171	–
保華德祥管理有限公司	本集團已付及應付之貸款利息	(g)	246	–
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(f)	33	–
	本集團購置之固定資產		8	–
	本集團已付及應付之機電服務費		702	–

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
保華德祥建築有限公司	本集團已付及應付之利息	(f)	151	–
Super Park Development Limited	本集團購買之汽車	(e)	400	–
東方魅力(台山地產)有限公司	本集團購買之汽車	(c)	216	–
Gunnell Properties Limited 旋高有限公司	本集團已付及應付之租金支出	(f)	2,386	–
東方紅	本集團已收及應收之貸款利息收入	(h)	105	–
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(i)	1,826	–

附註：

(a) Pacificnet為本集團之聯營公司。

(b) Sing Pao Newspaper Management Limited為本集團之一間聯營公司之全資附屬公司。

(c) 東方魅力管理有限公司及東方魅力(台山地產)有限公司為東方魅力集團有限公司之全資附屬公司。本公司若干董事持有東方魅力集團有限公司之實益權益。

(d) 本公司董事為Danwei及Lucklong最終控股公司之董事，本公司董事亦為Danwei及Lucklong之董事。

(e) Total Pacific Limited及Super Park Development Limited為本集團前聯營公司之全資附屬公司。

(f) Mass Success International Limited、Hanny Magnetics Limited、保華機電工程有限公司、保華德祥建築有限公司、Gunnell Properties Limited及旋高有限公司為本公司主要股東之全資附屬公司。

(g) 保華德祥管理有限公司為本公司主要股東之股東。

(h) 東方紅為本集團之前聯營公司。

(i) Cargill Private Limited為本公司前任董事黃鴻年之聯繫人士。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註22及29。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

除上文所述者外，於年內並無與關連人士訂立其他重要交易或於本年度結束時與關連人士有任何重大結餘。

46. 退休福利計劃

本公司與其在香港之附屬公司於二零零零年十二月一日前並無為本地長期僱員設立退休計劃。截至二零零零年十二月三十一日止年度自收益表扣除之長期服務金及有關費用之撥備金額不大。

由二零零零年十二月一日起，本集團加入一項強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條款之規定向強制性公積金計劃管理局登記。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。根據強積金計劃條例之規則，僱主及其僱員均須按規則指定之比例向計劃供款。本集團在強積金計劃方面之唯一責任為根據計劃作出所需供款。並無被放棄供款可在未來用於減少應付供款。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

47. 結算日後事項

下列事項乃於結算日後發生：

(a) 本公司之附屬公司China Enterprises透過一間全資附屬公司訂立協議，收購約4,800,000,000股辰達永安旅遊(控股)有限公司(「辰達永安」)股本中每股面值0.01港元之新普通股，代價約為129,600,000港元。辰達永安於香港聯交所上市。

China Enterprises亦與辰達永安訂立協議；據此，辰達永安同意發行本金額為120,000,000港元之可換股票據予China Enterprises。

該項交易於本財務報表日期尚未完成。

(b) 本公司之附屬公司中國置地宣佈中國置地之一間全資附屬公司於二零零一年七月十三日就以總代價約188,000,000港元收購在中國北京市之若干物業之協議經已無效及失效，原因為中國置地未能合理信納該等物業之盡職審查結果。

同日，中國置地亦宣佈中國置地之一間非全資附屬公司放棄於二零零一年七月十三日同意授予該附屬公司之期權，行使該期權可收購不多於600,000平方米之發展權(即中國北京市Jiulong Garden第三期計劃中之總樓面面積)，代價為每平方米人民幣1,700元。放棄該期權之原因為未能達成協議中所載有關期權之條件。

(c) 根據本公司董事會於二零零二年三月十四日舉行之董事會會議上通過之決議案，本公司擬以配售新股方式按每股0.15港元之價格，向現有股東發行不少於921,957,884股每股面值0.10港元之新股(「供股」)並進行紅利發行認股權證，比例為每持有一股現有股份可獲發兩股配售股股份。

紅利發行認股權證將根據供股發行予股東，基準為每接納十股新股可獲發三份初步認購價為0.17港元之認購權。

該項交易於本財務報表日期尚未完成。

債務聲明

借款

於二零零二年六月三十日(即本通函刊印前可編製本債務聲明之最後實際可行日期)辦公時間結束時,本集團有約1,841,000,000港元之尚未償還借款,其中有抵押銀行貸款約725,000,000港元、無抵押銀行貸款約798,000,000港元及其他借款約318,000,000港元,包括尚欠本公司之股東之一位主要股東約36,900,000港元、尚欠一間關連公司約1,000,000港元、租購合約承擔約100,000港元及應償還貸款約280,000,000港元。無抵押銀行貸款包括約581,100,000港元之款項,由本公司之附屬公司及聯營公司之少數股東提供擔保。

債務證券

於二零零二年六月三十日,本集團並無任何債務證券。

證券及擔保

上文所示之有抵押借款由本集團若干物業、機器及設備(賬面總值約為172,400,000港元)、本集團一間經營收費高速公路業務之附屬公司收取通行費之權利、於聯營公司(賬面值約53,200,000港元)之權利、投資物業約13,700,000港元、投資證券約2,000,000港元、銀行存款約9,600,000港元及本公司一間附屬公司之所有資產作抵押。

或然負債

於二零零二年六月三十日,本集團有若干或然負債,涉及本集團就一位聯繫人士所獲銀行提供約180,000,000港元之信貸額及若干第三者所獲銀行提供約9,000,000港元之信貸額而向有關銀行提供擔保。

免責聲明

除上文所述者、集團成員公司間之負債及本章程附錄三「訴訟」一節所述之訴訟外,於二零零二年六月三十日辦公時間結束時,本集團並無任何已發行但尚未償還或已同意將予發行之借貸資本、銀行透支、貸款或其他類似債務、承兑負債或承兑信貸、債券、按揭、抵押、租購合約或融資租約承擔、擔保或其他重大或然負債。

外幣款額已按二零零二年六月三十日辦公時間結束時之率換算為港元。

各董事已確認，自二零零二年六月三十日起至最後實際可行日期止，本集團之債務及或然負債狀況並無任何重大變動。

營運資金

根據可供提用之銀行信貸及其他信貸及本集團之內部財政資源，連同預期配售新股所得之款項淨額，各董事認為本集團有足夠之營運資金供目前所需。

重大變動

於最後實際可行日期，就各董事所知，自二零零一年十二月三十一日(本集團最近期刊發之財務報表編製至該日為止)以來，本集團之財政或經營狀況並無任何重大不利變動。

備考本集團有形資產淨值

下列為本集團經計入配售新股、配售新股份及本公司一間非全資附屬公司於二零零二年四月收購辰達永安旅遊(控股)有限公司(「辰達永安」)34.6%權益後之經調整有形資產淨值之未經審核備考報表。此乃根據本公司於二零零一年十二月三十一日之經審核財務報表(為反映配售新股及自二零零一年十二月三十一日以來之若干調整而作出調整)。

	千港元
本集團於二零零一年十二月三十一日之經審核綜合資產淨值	2,220,790
減：無形資產	
一商譽	(32,708)
本集團於二零零一年十二月三十一日之經審核綜合有形資產淨值	2,188,082
加：因收購聯營公司權益產生之負商譽(附註1)	76,791
於二零零二年六月配售股份所得款項淨額	17,400
本集團在配售新股前之未經審核經調整綜合有形資產淨值	2,282,273
估計配售新股所得款項淨額	40,000

	千港元
本集團在配售新股完成時之未經審核備考綜合有形資產淨值	2,322,273
行使紅利認股權證之估計所得款項	26,543
本集團在完成配售新股及紅利認股權證後之未經審核備考綜合有形資產淨值	2,348,816
配售新股前之每股未經審核經調整綜合有形資產淨值	4.13港元
配售新股完成時，根據已發行股份829,468,413股計算之本集團未經審核備考綜合每股有形資產淨值	2.80港元
配售新股及紅利認股權證完成時，根據995,362,095股已發行股份計算之本集團未經審核備考綜合每股有形資產淨值	2.36港元
	股份
配售新股前之已發行股份數目	552,978,942
配售新股完成時之已發行股份數目	829,468,413
配售新股及紅利認股權證完成時之已發行股份數目	995,362,095

附註1： 負商譽指本集團於二零零二年四月透過本公司一間非全資附屬公司收購辰達永安於二零零二年三月三十一日之應佔有關公司之可辨識資產與負債之公平值，另加因認購4,800,000,000股新股所得款項約129,600,000港元高於收購代價之數。

附註2： 假設包銷協議在記錄日期成為無條件。

紅利認股權證將根據本公司簽署之獨立平邊契據(「契據」)之規限而發行，並享有該契據所載之權益。紅利認股權證將以記名方式發行並自成一類，且於各方面均享有同等權益。

紅利認股權證之主要條款及條件將載於紅利認股權證證書內，並將會載有下文所載意思之條文。下文乃紅利認股權證之主要條款及條件概要，須受契據之詳細條文規限。認股權證持有人享有所有該等條款及條件與契據規定之權益，且須受其約束並視為已知悉其內容。認股權證持有人可在本公司當時在香港之註冊辦事處索取契據之副本。

1. 行使認股權

(a) 身為紅利認股權證當時之記名持有人，每位認股權證持有人均有權(「認購權」)據此在二零零二年八月二十九日(預期紅利認股權證在聯交所開始買賣之日)起至二零零三年十二月三十一日下午四時正前(包括首尾兩日)之期間(「認購期間」，而任何認購權被正式行使之日即稱為「認購日期」)內，可以現金按0.16港元為單位(或其完整倍數)(「認購款項」)認購其紅利認股權證證書所指定之全部或部份股份(但不可認購不足一股股份)數目。認股權證持有人有權行使其紅利認股權證證書所附之認購權，按每股股份0.16港元之價格(可根據下文所述之規定予以調整)(「認購價」)認購繳足股款之股份。任何於認購期間結束後仍未行使之認購權將會作廢，而有關之紅利認股權證及紅利認股權證證書在認購期間結束後在任何方面均不會再有任何效力。本概要所指之「股份」乃股份或因股份拆細、合併或重新分類而產生之本公司股本中之股份。

(b) 每份紅利認股權證證書均附有一份認購表格(「認購表格」)。認股權證持有人如欲行使認購權，須填妥及簽署認購表格，將認購表格及認股權證證書連同行使認購

權認購股份之有關認購款項之股款，一併送交本公司當時之登記處。認購股份時必須遵守任何當時適用之外管制、財政或其他法例或規則。

(c) 本公司不會配發任何零碎股份，惟行使紅利認股權證證書所指定之認購權而支付零碎認購款項之餘款將會由本公司退還認股權證持有人，惟倘同一名認股權證持有人在同一認購日期行使一份或以上之紅利認股權證證書所附之認購權，則在確定是否會產生任何零碎股份(倘產生零碎股份，則須確定該等零碎股份之數目)時，該等認股權證證書之認購權將會合併計算，在適用之情況下，可依據契據條文第6(C)條之規定。

(d) 本公司將於配發及發行股份後，盡快(無論如何不得遲於有關認購日期後二十八個營業日)向行使任何認購權而獲配發股份之認股權證持有人免費發給下列各項：

(i) 認股權證持有人名下之有關股份之股票；

(ii) 在適用之情況下，以記名方式發給此等認股權證持有人名下任何有關紅利認股權證證書之未經行使之認購權之餘額紅利認股權證證書；及

(iii) 在適用之情況下，上文(c)分段所述認股權證持有人有權獲得但不予配發零碎股份之行使款項之支票。

因行使認購權而發行之股票、餘額紅利認股權證證書(如有)及有關認股權證持有人不獲配發零碎股份之行使款項之支票(如有)，將以普通郵遞方式按認股權證持有人之地址寄交該等認股權證持有人(或如屬聯名持有人)，則寄交於有關之認股權證持有人名冊上名列首位之認股權證聯名持有人之地址，如有郵誤，概由有關認股權證持有人負責。如本公司同意，該等股票及支票亦可事前安排本公司當時之登記處保留，以待有關認股權證持有人領取。

2. 認購價之調整

契據詳載有關調整認購價之規定，以下概述契據內有關調整之規定：

(a) 在下列情況下，認購價將依照契據所載規定予以調整（下文(b)及(c)分段所載之情況除外），然而，不可調整至低於股份面值，直至認購權儲備（定義見契據）維持在契據條文第6條所規定之水平為止：

(i) 每股股份因合併，拆細或重新分類而更改面值；

(ii) 本公司以溢利或儲備金（包括任何股份溢價賬或資本贖回儲備金）撥充資本之方式發行入賬列為繳足股款之股份（根據以股代息計劃發行股份以代替現金股息者除外）；

(iii) 本公司由於削減股本或其他原因（不包括因本公司購買股份）向股東（以其作為股東之身份）作出資本分派（定義見契據）；

(iv) 本公司授予股東（以其作為股東之身份）以現金收購本公司或任何其他附屬公司資產之權利；

(v) 本公司向現有股東提出可按低於市價（按契據所載規定計算）90%之價格以配售新股以供認購之方式或授予可認購新股之購股權或認股權證之方式提呈發售新股；

(vi) 本公司或任何其他公司全部以現金作為代價發行可換股、可交換或附有權利認購新股份之證券，而每股股份之實際總代價（定義見契據）低於市價（按契據所載規定計算）之90%，或任何該類發行之換股權、交換權或認購權有所更改以致所述實際總代價低於市價之90%；

(vii) 本公司全部以現金作為代價按抵於市價（按契據所載規定計算）之90%之價格發行股份；及

(viii) 本公司購回股份、可轉換為股份之證券或任何可認購股份之權利，而董事在有關情況下認為適合對認購價作出調整。

(b) 除下文(c)分段所述者外，在下列情況下則毋須作出上文(a)分段所述之調整：

(i) 本公司因任何附於可換股證券之換股權或因購股權利（包括認購權）獲行使而發行繳足股份；

(ii) 本公司發行股份或本公司或任何附屬公司發行可全數或部份轉換為股份或附有購股權之證券，作為收購任何其他證券、資產或業務之代價或部份代價；

(iii) 將根據契據所載之條款及條件在若干情況下成立之認購權儲備（定義見契據）（或其他溢利儲備）或根據任何其他可換股或附有權利認購股份之證券之條款而設立之類似儲備全部或部份撥充資本以發行繳足股份；

(iv) 本公司根據以股代息計劃發行股份以代替現金股息，將不少於依此發行之股份面額之款額撥充資本，而此等股份之市價（根據契據所載方法計算）不高於股份持有人可選取或原應以現金收取之股息款額之110%；或

(v) 本公司根據購股權計劃（定義見契據）發行股份或其他證券或本公司或任何附屬公司之其他證券或給予認購股份之權利予本公司或任何附屬公司之董事或僱員。

(c) 雖有上文(a)及(b)分段所述之規定，在本公司認為認購價毋須根據上文規定作出調整，或須按不同之基準計算，或即使按上述規定毋須作出調整但本公司認為應對認購價作出調整，或根據有關規定作指定以外之不同日期或不同時間作出調整，本公司可委任核數師（定義見契據）或一間認可商人銀行（定義見契據）考慮擬進行之調整（或毋須調整）是否公平及適當地反映受影響人士之有關權益，並陳述有關理由。如該核數師或認可商人銀行認為確屬不公平，則可更改或取消調整，或以

該核數師或認可商人銀行（視情況而定）證明為其認為適當之方式作出調整以代替毋須調整（包括但不限於按不同基準計算而作出調整）及／或應在其他日期及／或時間作出調整。

(d) 認購價之任何調整將計算至最接近之1仙（少於半仙之金額不予計算，而多於半仙之金額則計作1仙）。如認購價經調整所需調低之金額少於1仙則不予調整，而其他所需之任何調整均不予結轉。除因將股份合併為較大面值或因購回股份外，不作任何可能提高認購價之調整。

(e) 認購價之每項調整須由核數師（定義見契據）或認可商人銀行（定義見契據）證實屬公平及適當，並須就每次調整向認股權證持有人發出詳列有關資料之通知。在發出任何證明書或根據契據作出任何調整時，核數師或認可商人銀行將會被視為以專家之身份（而並非以仲裁人之身份）進行，而除非出現重大誤差之情況下，否則彼等之決定將為最終決定，對本公司及認股權證持有人及透過彼等作出要求之一切人士均具約束力。由核數師或認可商人銀行發出之任何該等證明書，在本公司於香港之主要營業地點可供認股權證之持有人查閱及索取副本。

3. 記名認股權證

紅利認股權證將以記名方式發行。本公司有權視任何紅利認股權證之登記持有人為絕對擁有人，因此，除非經由具有關司法權力之法院頒佈指令或法例規定，不論本公司是否收到明確通知或其他通知，本公司概不承認任何其他人士對該等紅利認股權證之衡平權或其他索償要求或權益。

4. 轉讓、過戶及登記

(a) 紅利認股權證之認購權將可以任何常用或通用格式之轉讓文件或其他由董事批准之格式之轉讓文件以0.16港元之完整倍數轉讓，而倘轉讓人及／或承讓人為中央結算（代理人）有限公司或其繼任公司，則過戶可以機印簽署方式或由一位獲授權人

士代其簽署。本公司因此將在香港(或在董事經考慮監管紅利認股權證上市之適用規定後，在認為適當之其他地區)設立認股權證持有人登記冊。契據載有有關登記、轉讓及過戶之規定。

(b) 擁有紅利認股權證但並未以本身之名義登記為紅利認股權證持有人之人士在行使紅利認股權證之時或須就彼等辦理在轉讓或行使紅利認股權證前(特別在認購期間最後一日(包括該日))前十個營業日之期間內)之任何特快重新登記手續而支付額外費用及開支。

(c) 由於紅利認股權證將由中央結算系統接納，因此，在有關監管機關之適用法例或法規、契據之條款及有關情況許可下，本公司可將紅利認股權證之最後買賣日期最低限度為認購期間最後一日前三個營業日。

5. 暫停為認股權證持有人辦理過戶登記手續

紅利認股權證之過戶登記手續可在董事不時決定之期間內暫停辦理，惟此等期間合併計算後在任何一年內合共不得超逾三十日。在暫停為認股權證持有人辦理過戶登記手續之期間內，倘本公司及任何人士根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，又或(視情況而定)本公司及行使紅利認股權證所附之認購權(不包括其他)之認股權證持有人根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，則將被當作在重新開始辦理認股權證持有人過戶登記手續後隨即進行。

6. 購回及註銷

本公司或其任何附屬公司均可隨時以下列方式購回紅利認股權證：

(a) 按任何價格在公開市場或以競價方式購回(所有認股權證持有人均可競投)；或

(b) 以私人協議方式按不超過於聯交所購回紅利認股權證之日期前每份紅利認股權證在聯交所之收市價110%之價格(未計費用)購回一手或以上之認股權證，但不得以其他方式購回。

所有按上述方式購回之紅利認股權證將立即予以註銷，且不得再發行或再出售。

7. 認股權證持有人大會及權利之修訂

(a) 契據載有為考慮任何影響認股權證持有人權益之事項而召開之認股權證持有人大會之規定，其中包括通過特別決議案(定義見契據)對契據之規定及／或紅利認股權證證書所列之條款及條件加以修訂。凡於此等大會正式通過之特別決議案對認股權證持有人均具約束力，不論其有否出席大會。

(b) 紅利認股權證當時附有之全部或任何權利(包括契據之任何規定)可不時(無論本公司是否結束營業)予以修訂或廢除(包括豁免遵守紅利認股權證證書及／或契據所列之條款及條件或免除或批准任何以往曾經出現或建議違反紅利認股權證及／或契據所列條件規定之情況，惟此舉並不影響本細則之一般效力)，修訂或廢除上述規定須通過特別決議案認可。

(c) 倘認股權證持有人乃一間結算所(見香港法例第420章證券及期貨(結算所)條例中之定義)或該結算所之代理人，可授權其認為適當之人士擔任代表或投票代表人出席任何認股權證持有人大會，惟倘獲授權之人士超逾一位，則授權書或代表委任表格須列明每位就此獲授權之代表或投票代表人所代表之紅利認股權證數目及類別。每位就此獲授權之人士將有權就有關授權列明之紅利認股權證數目及類別行使權力，猶如彼乃紅利認股權證之個別持有人無異。

8. 法定人數

舉行認股權證持有人會議之法定人數將為兩位或以上之認股權證持有人親身或委派代表出席，且合共代表不少於當時已發行而尚未行使之認購權價值之10%，而除非在任何該等會議上開始處理事務時有足夠法定人數，否則不可處理任何事務(任命主席除外)。

9. 補發紅利認股權證證書

紅利認股權證證書如有殘缺、塗污、遺失或損毀，本公司可酌情補發新證書，申請補發須向本公司當時之股份登記處主要辦事處辦理，補發新證書須繳交有關費用並按本公司

所規定之證明、賠償及／或抵押之條款辦理，且須繳付本公司所釐定不超過2.50港元(或聯交所規則指定不時允許之其他較高數額)之費用。殘缺或塗污之紅利認股權證證書須交回始獲補發新證書。

倘遺失紅利認股權證證書，應按照香港法例第32章公司條例第71A條之規定辦理手續，猶如在該等分節所述之「股份」包括紅利認股權證。

10. 認購權之保障

契據載有本公司作出之若干承諾及對本公司之若干規限，旨在保障認購權。

11. 催促行使

倘於任何時候尚未行使之紅利認股權證之總額相等或少於紅利認股權證總額所附之認購權總額之行使款項10%，則本公司可發出不少於三個月通知要求認股權證持有人行使其認購權或任由紅利認股權證作廢。上述通知期滿後，所有尚未行使之紅利認股權證將自動註銷而毋須向認股權證持有人作出賠償。

12. 增發認股權證

本公司可自由按當時認為適當之方式及條款增發認股權證或其他可轉換或交換為股份或附有權力可認購股份之證券。

13. 本公司之承諾

本公司在契據中承諾(其中包括)在任何認購權仍可行使之情況下：

(a) 由任何認購權被行使之日起，本公司在有關認購日期起計二十八個營業日內，將會配發及發行股份(以根據上述行使認購權而須予配發者為限)，此等股份在各方面將會與有關認購日期之已發行股份享有同等權益，而該等股份之持有人將有權享有本公司在有關認購日期後所宣派、派付或作出之一切股息或其他分派(不包括以往已宣派或建議或議決將予派付或作出，而有關之記錄日期定於有關認購日期當日或之前之任何股息或其他分派)；

(b) 將本公司之經審核賬目及一般會寄予股份持有人之一切其他通知，報告及通訊寄予股份持有人之同時，亦寄予認股權證持有人；

(c) 將會支付因簽署契據、設立及以記名方式首次發行認股權證、行使認購權及在行使認購權時發行股份所需支付之一切印花稅、資本稅，登記手續費或其他類似費用；及

(d) 本公司將會保留足夠之普通股本(定義見契據)以全數應付當時尚未行使可認購及轉換股份之權力被行使時所需。

14. 上市

在股份於聯交所上市之期間內，本公司將會盡最大努力以促使：

(a) 紅利認股權證在認購期間內任何時間均可在聯交所買賣，惟倘紅利認股權證因一項收購全部或任何紅利認股權證之建議而不再在聯交所上市，則本公司將毋須再承擔上述責任；及

(b) 因行使認購權而配發之所有股份在配發後(或在其後合理可行之情況下盡快)可在聯交所買賣，惟倘股份因一項收購全部或任何數量之股份之建議而不再在聯交所上市，而相似之建議亦有向持有紅利認股權證之人士提出，則本公司將毋須再承擔上述責任)。

15. 海外認股權證持有人

契據將載有規定，倘各董事認為本公司因登記地址為香港以外之任何地區之任何認股權證持有人行使紅利認股權證所附之認購權而向彼等發行股份乃屬不合法或不切實際者，則各董事有權決定不向該等人士發行紅利認股權證。

16. 認股權證持有人在本公司清盤時之權利

契據載有有關本公司清盤時之規定：

(a) 在本公司向股東發出召開股東大會之通告，而在會上將考慮及酌情批准一項將本公司自動清盤之決議案之情況下，本公司須就此向每位認股權證持有人發出有關之通告。據此，每位認股權證持有人有權在上文所述建議舉行之股東大會舉行前不少於兩(2)個營業日，以不可撤回方式將紅利認股權證證書、填妥之認購表格連

同認購款額或有關部份送交本公司，行使與該等紅利認股權證有關之認購權，而本公司須據此盡快(而無論如何不遲於緊接建議舉行股東大會前之日)向有關之認股權證持有人配發其因行使其認購表格所列明，與該等紅利認股權證有關之認購權所應得之股份數目；及

(b) 倘在認購期間內通過有效決議案由本公司自動清盤，而該項清盤之目的乃為根據一項協議計劃進行重組或合併，而認股權證持有人或彼等就此以特別決議案(定義見契據)指定之人士為該項協議計劃之一方，或就該協議計劃向認股權證持有人提呈一項有關建議並獲得特別決議案批准，則此項協議計劃或(視乎情況而定)建議之條款對所有認股權證持有人均具約束力。除按上文所述情況規限下，倘本公司清盤，則於清盤開始之日尚未行使之一切認購權將告作廢，而每張紅利認股權證證書亦告失效。

17. 通告

契據載有關於向認股權證持有人發出通告之規定。每名認股權證持有人須向本公司登記一個香港地址，用作寄交須向該認股權證持有人發出之通知。

18. 監管法例

契據及紅利認股權證將受香港法例監管並按其詮釋。

1. 股本

本公司在配售新股完成後（假設並無任何購股權在記錄日期前被正式行使）之法定及已發行股本將會如下：

		港元
法定：		（面值）
8,000,000,000	股股份	800,000,000

		港元
已發行（及繳足股款）及將予發行：		（面值）
552,978,942	股股份，於最後實際可行日期	55,297,894
276,489,471	股股份，根據配售新股（假設並無任何購股權在記錄日期前被正式行使）	27,648,947
829,468,413		82,946,841

全部現已發行股份彼此在各方面均享有同等權益，包括股息、投票權及股本等權益。自二零零一年十二月三十一日（本集團最近期之經審核財務報表編製至該日為止）起至最後實際可行日期止，已發行股份有92,000,000股。

購股權

根據本公司於一九九二年七月二十日採納之購股權計劃，於最後實際可行日期，本公司有可認購合共最多340,000股股份之尚未行使購股權，每股股份之行使價為3.44港元或4.05港元。

根據本公司於一九九二年七月二十日採納之購股權計劃之條款，於最後實際可行日期尚未行使之購股權之行使價，將會因發行繳足股款配售股份而作出調整。購股權數目及行使價將按下列方式作出調整：

授出日期	購股權數目	調整前之每股認購價	經調整每股認購價	經調整購股權數目	行使期間
		港元	港元		
二零零零年一月十二日	50,000份	3.44	3.145	75,000份	二零零零年一月十八日至至二零零五年一月十七日
二零零零年二月十四日	290,000份	4.05	3.702	435,000份	二零零零年二月十六日至二零零五年二月十五日

除上文披露者外，本公司並無任何其他尚未兌換之可換股證券、認股權證、購股權、及股份之衍生工具。本公司並無創辦人股份、管理人股份或遞延股份。

2. 董事於股份及購股權之權益披露

於最後實際可行日期，各董事及行政總裁於本公司及其相聯法團(按披露權益條例之涵義)之股份中，擁有根據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部彼等被認為或被視作擁有之權益)，或根據披露權益條例第29條須列入該條例所述之登記冊內之權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

(i) 股份

	股份數目		
	個人權益	家族權益	公司權益
陳國強博士(附註)	—	—	80,440,000
連克農	632	—	—

附註： 由於陳國強博士(「陳博士」)擁有Chinaview International Limited(「Chinaview」)，故被視為擁有由Calisan所持有之80,440,000股股份之權益。陳博士擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)之全部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)之全部權益，而PYBVI擁有Paul Y. - ITC Investments Group Limited(「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited(「GDL」)之全部權益，而GDL擁有Calisan之全部權益。因此，GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之80,440,000股股份之權益。

(ii) **購股權**

	購股權數目	行使價 (港元)
陳玲	50,000份	3.44

於最後實際可行日期，除上文披露者外，本公司各董事或行政總裁概無根據披露權益條例第28條或披露權益條例第31條或附表第一部份擁有、或被視作或被認為在本公司或其任何相聯法團(按公開權益條例之涵義)股份或購股權中擁有任何須予具報之權益，或須列入根據披露權益條例第29條本公司須置存之登記冊內之任何權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須向本公司及聯交所具報之任何權益。

於最後實際可行日期，除本文披露者外，各董事在本集團任何成員公司所訂立，對本集團業務有重大影響力之任何合約或安排中概無擁有任何重大權益。

於最後實際可行日期，各董事概無於本集團任何成員公司自二零零一年十二月三十一日(即編製本集團最近期刊發之經審核賬目之日期)所購入或出售或租賃(或建議購入或出售或租賃)之任何資產中直接或間接擁有任何權益。

3. 主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，除本公司之董事或行政總裁以外，每名直接或間接擁有面值10%或以上的本公司任何類別股本(附有在一切情況下在本公司股東大會上投票的權利)之人士如下：

名稱	股份數目	佔本公司已發行股本概約百分比(%)
威倫(附註)	80,440,000	14.5
Powervote Technology Limited (附註)	80,440,000	14.5
Hanny Magnetics (B.V.I.) Limited (附註)	80,440,000	14.5
錦興集團有限公司(附註)	80,440,000	14.5

附註： 威倫由Powervote Technology Limited(「PTL」)全資擁有，而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有之80,440,000股股份之權益。

除上文披露者外，據任何董事所知，於最後實際可行日期，概無任何人士於本公司已發行股本中或該股本之任何購股權直接或間接擁有10%或以上之權益。

於最後實際可行日期，據本公司任何董事或行政總裁所知，非為本公司董事或行政總裁之任何人士(擁有下文所載權益之人士除外)，概無直接或間接擁有附有權利可在任何情況下於本集團任何成員公司(本公司除外)之股東大會上投票之任何類別股本之面值10%或以上之權益，或持有任何該等股本之任何購股權：

附屬公司名稱	持有股本權益之概約百分比(%)：本集團	持有股本權益之概約百分比(%)：其他股東	其他股東名稱
燦榮有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
中國通訊網絡技術服務有限公司	60	40	中國通信建設總公司
中國國際電訊集團有限公司	51	49	China Telecom Investment Corporation

附屬公司名稱	持有股本權益之概約百分比(%)：本集團	其他股東	其他股東名稱
山西大寨中策水泥有限公司	51	49	大寨經濟開發總公司
Shanxi Dionysus Investments Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司	55 (附註a)	45	太原橡膠廠
潤孚實業有限公司	90	10	王明健
Exburg Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
澤利發展有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
Goldsmith Assets Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
廣州江南房產有限公司	75 (附註e)	25	廣州市海珠區城市建設開發公司
杭州富春江化工有限公司	51 (附註f)	49	富陽市工業集團公司
杭州中策橡膠有限公司	51 (附註a)	49	杭州橡膠總廠
Holburn Properties Limited	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
惠州燦榮房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
惠州澤利房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
惠州緯通房產有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated

附屬公司名稱	持有股本權益之概約百分比(%)：本集團	其他股東	其他股東名稱
中策MBK有限公司	60	40	Mitsui & Co., Limited
美好家庭物業有限公司	78 (附註e)	22	宋齊
寧波中華太豐食品股份有限公司	51	49	寧波太豐麵粉廠
寧波保稅區奔野拖拉機汽車有限公司	69 (附註g)	31	寧波拖拉機製造總廠
Orion (B.V.I.) Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Orion Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司	60 (附註e)	30 (附註c)	深圳華昱投資開發股份有限公司
深圳經濟特區發展中心有限公司	86 (附註d) (附註e)	10	深圳經濟特區發展(集團)公司
緯通有限公司	70 (附註e)	30 (附註b)	Chips Plus Development Incorporated
銀川中策(長城)橡膠有限公司	51 (附註a)	49	銀川橡膠廠
一拖(寧波)中策拖拉機汽車有限公司	55	40	第一拖拉機股份有限公司

附註：

a. 該等股份由China Enterprises Limited（「CEL」）持有。CEL於中國經營，其股份於紐約證券交易所上市。本集團持有CEL約55.2%之實際股本權益及約88.8%之實際投票權益。

b. Chips Plus Development Incorporated直接擁有Dionysus Investments Limited 30%權益，而Dionysus Investments Limited直接擁有Exburg Limited, Goldsmith Assets Limited及Holburn Properties Limited 100%權益。Exburg Limited直接擁有澤利發展有限公司100%權益，澤利發展有限公司則直接擁有惠州澤利房產有限公司100%股本權益。Goldsmith Assets Limited直接擁有燦榮有限公司100%權益，燦榮有限公司則直接擁有惠州燦榮房產有限公司100%股本權益。Holburn Properties Limited直接擁有緯通有限公司100%權益，緯通有限公司則直接擁有惠州緯通房產有限公司100%股本權益。

c. 深圳龍城星源實業有限公司餘下10%權益由兩位少數股東持有。據董事及本公司行政總裁所知，該等少數股東之最終權益並非由本集團或深圳龍城星源實業有限公司另一位主要股東所持有。其中一位少數股東已同意將其持有深圳龍城星源實業有限公司5%之權益轉讓予深圳華昱投資開發股份有限公司。該權益轉讓仍在進行中。

d. 餘下4%權益乃透過深圳經濟特區發展中心有限公司之一間中間控股公司之少數股東間接持有。據董事及本公司行政總裁所知，該等少數股東的最終權益並非由本集團或深圳經濟特區發展中心有限公司另一位主要股東所持有。

e. 該等股份由中國置地集團有限公司（「中國置地」）間接持有，其股份在聯交所上市。本集團持有中國置地約65.6%股本權益。

f. 該等股份由杭州中策橡膠有限公司持有。

g. 該等股份由一拖（寧波）中策拖拉機汽車有限公司持有。

4. 董事

姓名	地址
執行董事	
陳國強博士 (主席兼行政總裁)	香港 九龍 觀塘 鴻圖道51號 保華企業中心33樓
Yap, Allan博士 (副主席)	香港 九龍 觀塘 鴻圖道51號 保華企業中心7樓
周美華女士	香港 九龍 觀塘 鴻圖道51號 保華企業中心31樓
連克農先生	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓
李華健先生	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓
陳玲女士	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓

獨立非執行董事

卜思問先生	香港 半山區 干德道47號 7A室
蔡學雯女士	香港 中環 花園道1號 中銀大廈49樓

替任董事

陳國鴻先生 (陳國強博士之替任董事)	香港 九龍 觀塘 鴻圖道51號 保華企業中心27樓
呂兆泉先生 (Yap, Allan博士之替任董事)	香港 九龍 觀塘 鴻圖道51號 保華企業中心7樓
劉高原先生 (周美華女士之替任董事)	香港 九龍 觀塘 鴻圖道51號 保華企業中心31樓

高級管理層

朱之霖先生	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓
Law, Dorothy 女士	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓

執行董事

陳國強博士，現年47歲，本公司之主席兼行政總裁，亦為China Enterprises Limited (「China Enterprises」) (其股份在紐約證券交易所上市) 之主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾22年國際企業管理經驗。陳博士亦為德祥企業集團有限公司 (「德祥企業」)、保華德祥及錦興之主席 (上述公司之證券均在聯交所上市)。彼亦為Downer EDI Limited (「Downer」) (其股份在澳洲證券交易所上市) 之非執行董事及辰達永安旅遊 (控股) 有限公司 (「辰達永安」，其股份在聯交所上市) 之執行董事。

Yap, Allan博士，現年46歲，本公司及China Enterprises副主席。彼持有法律榮譽博士學位，並於金融，投資及銀行業務方面積逾二十年經驗。彼為錦興之董事總經理。Yap博士為德祥企業及辰達永安之執行董事。Yap博士亦為在TSX Venture Exchange上市的上市公司Burcon NutraScience Corporation之主席兼行政總裁、新加坡上市公司晉威聯營有限公司 (「晉威」) 及台灣上市公司鼎營科技股份有限公司 (「鼎營」) 之董事。

周美華女士，現年47歲，執行董事。彼於國際企業管理及財務方面積逾22年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於二零零零年加入本公司。彼為德祥企業之董事總經理、亦為保華德祥、東方魅力集團有限公司及中國置地集團有限公司 (「中國置地」) 之執行董事 (上述公司之證券均在聯交所上市)。彼亦為Burcon之董事。

連克農先生，現年54歲，執行董事。彼持有商科學士學位，亦為新加坡註冊會計師公會及澳洲會計師公會會員。彼於一九九八年加入本公司，在金融、會計、投資及銀行界積逾31年豐富經驗。連先生為Australia Net.Com Limited (其股份於澳洲證券交易所上市) 之董事及中國發展集團有限公司 (其股份在聯交所上市) 之非執行董事。

李華健先生，現年46歲，執行董事。李先生於一九九八年七月加入本公司。彼為本公司大中華區總裁。擁有逾21年國際貿易、投資及企業管理經驗、熟悉中國的政策法規和投資環境。

陳玲女士，現年36歲，執行董事。陳女士於國際會計師行與上市公司積逾14年核數、會計及財務經驗。彼為澳洲特許會計師公會會員、英國特許公認會計師公會資深會員及香港執業會計師。陳女士於一九九六年加入本公司。彼亦為辰達永安之高級副總裁－財務。

獨立非執行董事

卜思問先生，現年48歲，於二零零零年二月獲委任為獨立非執行董事。卜思問先生在投資及金融界擁有逾21年經驗，對國內投資之事務十分熟悉，對有關科技、房地產及直接投資業務亦經驗豐富。彼曾於所羅門兄弟、花旗銀行、美國亞洲銀行及Prudential Corporation Asia任職。

蔡學雯女士，現年41歲，於二零零一年四月獲委任為獨立非執行董事。彼出任香港多間上市公司之董事。彼為香港及英國執業律師，亦為一間國際律師行盛德律師事務所之合夥人。

替任董事

陳國鴻先生，現年43歲，為陳國強博士之替任董事。陳先生持有文學文憑，在中國貿易經營方面積逾19年經驗。彼於二零零零年加入本公司。彼為中國置地主席、德祥企業及錦興之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

呂兆泉先生，現年46歲，為Yap, Allan博士之替任董事。彼為專業會計師，曾任職一家國際會計師行逾11年，並曾在多間私人及上市公司擔任財務方面之高職。呂先生於二零零一年加入本公司。彼亦為錦興之副董事總經理。呂先生乃辰達永安之執行董事及晉威及鼎營之董事。

劉高原先生，現年51歲，為周美華女士之替任董事。彼於建築業內逾29年國際企業管理經驗。劉先生於二零零零年加入本公司。彼為德祥企業及保華德祥之副主席及新世界數碼基地有限公司(其證券於聯交所上市)之董事。劉先生亦為Downer之主席。

高級管理層

朱之霖先生，現年36歲，為本公司大中華部門之副總裁。彼等有台灣China Europe International Business School之M. Engineer of S.I.S.M.I.T.碩士學位及加拿大溫哥華Kingston College之市場學碩士學位。彼擁有逾9年在中國工作的經驗，在ISO系統管理及物流管理方面負責管理、業務發展及在特別項目等事務。朱先生於二零零零年加入本公司。

Law, Dorothy女士，現年32歲，為China Enterprises (其為本公司之一間附屬公司)之董事。彼持有加拿大英屬哥倫比亞大學商業學士及法律學士學位。彼為加拿大英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之律師。Law女士亦為Buron董事及錦興之公司律師。彼於二零零零年加入本集團。

5. 參與配售新股之各方及公司資料

包銷商	法國巴黎百富勤證券有限公司 香港 中環 花園道3號 亞太金融大廈35-36樓
	金利豐證券有限公司 香港 中環 港景街1號 國際金融中心1期 28樓2801室
法律顧問	盛德律師事務所 香港 中環 花園道1號 中銀大廈 49樓
註冊辦事處	香港 九龍 觀塘 鴻圖道51號 保華企業中心8樓
公司秘書	陳欣欣女士 特許公司秘書
法定代表	連克農先生 陳玲女士
核數師	德勤 • 關黃陳方會計師行 執業會計師 香港 干諾道中111號 永安中心 26樓
股份過戶登記處	標準證券登記有限公司 香港 干諾道中111號 永安中心5樓
主要往來銀行	中國銀行(香港)有限公司 香港 中環 花園道1號 中銀大廈3樓

6. 訴訟

a. 於一九九九年八月，位於中國廣州之保華廣場之建築師向本公司一家間接非全資附屬公司其鋒有限公司(「其鋒」)作出法律行動，索償分別為600,000港元及6,600,000港元之服務費及其他支出。其鋒就保華廣場僱用該建築師提供建築工程服務。

其鋒曾就索償提出強烈抗辯，並就因該建築師未提供充份監察服務致使蒙受之損失提出反索償。

鑑於其鋒提出反索償，該建築師將其索償總額修訂為7,700,000港元。於最後實際可行日期，有關法律程序仍在進行，並正處於交換文件階段。經考慮本集團法律顧問之意見後，董事認為該法律訴訟之結果將不會對本集團有重大不利之財務影響。

b. 於二零零一年七月，本公司一家間接非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)(作為發展商)向中國廣東省惠州市政府(作為惠州市嘉城集團有限公司(「惠州市嘉城」)之擔保人)發出起訴書。此乃由於惠州市政惠州市政府於一九九四年九月七日曾簽署一項履約確認書，為惠州市嘉城(作為港澳廣場總承包工程合同之總承建商)向惠州緯通提供擔保。惠州緯通索償之款額約人民幣243,600,000元，即惠州緯通向惠州市嘉城支付約人民幣167,500,000元之建築工程費用連同賠償金約人民幣76,100,000元。

於最後實際可行日期，惠州緯通正等候該案件開庭聆訊。現階段未能確實預測其結果。由於港澳廣場全部已進行之全部建築工程費用已被撤銷，董事認為假若最後判決對惠州緯通不利，亦不會對本集團有任何重大不利之財務影響。

c. 於二零零二年六月，李伯偉以位於中國廣州之保華廣場之次承建商以雅榮機電工程公司之名義經營，向其鋒作出法律行動，索償約人民幣5,200,000元之分判工程款項。

由於其鋒與次承建商並無訂立任何合約，其鋒曾就索償提出強烈抗辯。其鋒亦已就支付予次承建商之未動用預付款項餘額及多付款項分別約人民幣4,200,000元及人民幣800,000元提出反索償。

於最後實際可行日期，法律行動仍在處理中，次承建商須提交一份答覆書及於法庭上就反索償答辯。

董事認為，倘最後判決不利於其鋒，將不可能會對本集團造成任何重大不利財務影響。

除上文披露者外，於最後實際可行日期，就董事所知，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁或索償，且就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨之重大訴訟或索償。

7. 服務合約

於最後實際可行日期，董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟不包括於一年內屆滿或可由僱主於一年內終止而毋須作出補償(法定補償除外)之合約。

並無任何合約在過往六個月內訂立或開始生效或被修訂。

8. 重大合約

於緊接刊發有關配售新股連紅利發行之章程日期前兩年內，本集團任何成員公司訂立之所有重大合約(並非根據日常業務程序而訂立者)之詳情如下：

(a) 於二零零零年八月八日，本公司(買方)及Paysoda Limited(「Paysoda」)(賣方)訂立協議。據此，本公司同意購入或促使其全資附屬公司購入，而Paysoda亦同意出售Kerry Group Limited之41,783,750股股份、Kuok Brothers Sdn. Berhad之5,130,970股股份、Kuok (Singapore) Limited之8,490,560股股份及Ban Thong Company Limited之1,000,000股股份，就此涉及之總代價為533,000,000港元。由於該協議所載之條件不獲履行，該協議已經作廢且再無任何效力。

(b) 於二零零零年十一月二日，成報報業有限公司(賣方)及本公司之附屬公司Optima Media Holding Limited(「Optima」，本公司當時擁有其65%權益)(買方)訂立協議，內容有關收購Sing Pao Newspaper(「成報」)名下之出版業務，就此涉及之代價為150,000,000港元。有關交易已於二零零零年十二月完成；

(c) 於二零零零年十一月十七日，Simultronics Limited(賣方)、Win Allied Holding Inc.(賣方)、曾文豪(賣方)、本公司之附屬公司Gold Brilliant Limited(「Gold Brilliant」，本公司當時擁有其65%權益)(買方)、東方魅力集團有限公司(「東方魅力」)(買方擔保人)及本公司(買方擔保人)訂立一項協議，內容有關收購Huey Tai International Limited(「惠泰」)(現已重新命名為策略置地有限公司，股票編號164)全部已發行股本其中約38.65%，就此涉及之代價為133,060,984.32港元，有關交易已於二零零一年一月完成；

(d) 於二零零零年十一月十七日，本公司之全資附屬公司Good Trend Enterprises Limited(「Good Trend」)(賣方)、Capital Deal Investments Limited(「Capital

Deal」)(賣方)、Actiwater Resources Limited(「Actiwater Resources」)(買方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)及惠泰(賣方擔保人)訂立一項協議，內容有關向出售Optima之全部已發行及尚未發行之股份，連同本公司另外兩間分別經營雜誌及傳媒業務之全資附屬公司之全部已發行及尚未發行股份，就此涉及之代價為110,000,000港元，有關交易已於二零零一年一月完成；

(e) 於二零零零年十一月十日，當時之一位獨立第三者東方紅(集團)有限公司(「東方紅」，現已重新命名為盛東方控股有限公司，如今仍是獨立第三者)及本公司之一間全資附屬公司See Ying Limited(「See Ying」)訂立一項股份購買及購股權協議，內容有關以44,100,000港元之代價收購Tung Fong Hung Investment Limited(「TFH Investment」)之49%權益，連同一項由東方紅向See Ying授出之購股權。See Ying據此可由該項協議訂立日期起計兩年期間內行使有關權利，以45,900,000港元之購股權價格收購餘下之股權(即TFH Investment之51%權益)，有關交易已於二零零一年一月完成；

(f) 於二零零一年五月十八日，Good Trend(賣方)、Capital Deal(賣方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)、Upland Profits Limited(「Upland Profits」)(買方)及資本策略投資有限公司(「CSI」)(買方擔保人)訂立一項協議，內容有關向CSI 出售Gold Brilliant(其為成報傳媒(「成報傳媒」，前稱惠泰，現已重新命名為策略置地有限公司之控股公司)之全部已發行股本及轉讓由Gold Brilliant所欠由Good Trend及Capital Deal提供之股東貸款，就此涉及之代價為206,000,000港元，有關交易已於二零零一年七月完成；

(g) 於二零零一年五月十八日，本公司之附屬公司Expert Solution Limited(「Expert Solution」，本公司當時擁有其65%權益)(買方)及成報傳媒(賣方)訂立一項出售協議，內容有關成報傳媒向Expert Solution出售Actiwater Resources之全部已發行股本及由成報傳媒向Expert Solution轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為110,000,000港元，有關交易已於二零零一年七月完成；

(h) 於二零零一年七月四日，本公司、中國置地集團有限公司及大福證券有限公司訂立一項配售及認購協議，據此，本公司已同意根據同一份協議按每股0.40港元，認購中國置地集團有限公司226,000,000股每股面值0.02美元之股份，其總代價達90,400,000港元。中國置地集團有限公司為本公司擁有65.56%之公司；

(i) 於二零零一年九月二十四日，Expert Solution(賣方)及STAREASTnet.com Corporation(「東魅網」)(現已重新命名為成報傳媒集團有限公司，股票編號8010)(買方)訂立一項協議，內容有關Expert Solution向東魅網出售Actiwater Resources

之全部已發行股本及由Expert Solution向東魅網轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為210,000,000港元，有關交易已於二零零一年十二月完成；

(j) 於二零零二年二月一日，Million Good Limited(「Million Good」，其為China Enterprises Limited(本公司擁有55.2%)之一間全資附屬公司)(認購人)、辰達永安旅遊(控股)有限公司(「辰達永安」)、陳若偉及CEL(認購人擔保人)訂立之一項認購協議，內容有關Million Good按初步認購價每股股份0.027港元認購4,800,000,000股辰達永安股份，就此涉及之代價為129,600,000港元。CEL由本公司擁有約55.2%之有效股權及約88.8%之有效投票權。有關交易已於二零零二年四月完成。交易之進一步詳情載於二零零二年二月八日之公佈；

(k) 於二零零二年二月一日，辰達永安、CEL(認購人)及Hounslow Limited訂立一項認購協議，內容有關CEL 認購120,000,000 港元之可換股票據(附有換股權)，據此可按每股股份0.032 港元之換股價，將有關票據兑換為辰達永安之股份，有關交易已於二零零二年四月完成。交易之進一步詳情載於二零零二年二月八日之公佈；

(l) 於二零零二年三月十四日，威倫與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案)，於二零零二年六月四日之本公司股東特別大會，被本公司股東以投票方式否決，故此有關交易並無進行。因此，無須支付包銷配售股份總發行價1%之建議包銷佣金；

(m) 於二零零二年三月十四日，Calisan 與本公司就按於二零零二年六月四日每持有一股當時之現有股份可獲配兩股配售股份之基準配售新股而訂立一項包銷協議。由於該協議之其中一項先決條件(即通過一項決議案)，於二零零二年六月四日之本公司股東特別大會，被本公司股東以投票方式否決，故此有關交易並無進行。因此，無須支付包銷配售股份總發行價1%之建議包銷佣金；

(n) 於二零零二年六月四日，本公司(認購人)與友聯建築材國際集團有限公司(「友聯建材」)就認購20,000,000,000股友聯建材股份訂立一項認購協議，總認購價為200,000,000港元，預期有關交易將於二零零二年八月完成。交易之進一步詳情載於二零零二年六月七日之公佈；

(o) 於二零零二年六月六日，由(其中包括)本公司、Calisan及威倫訂立一項認購協議，據此，Calisan及威倫(認購人)各自同意根據由(其中包括)Calisan、威倫及大福證券有限公司於二零零二年六月六日訂立之配售協議，按每股認購股份0.20港元之價格認購本公司之50%股份，最多可分別認購本公司46,000,000股新股及本公司46,000,000股新股，有關交易於二零零二年六月完成。交易之進一步詳情載於二零零二年六月七日之公佈；

(p) 於二零零二年七月九日，本公司與保華德祥建築集團有限公司之全資附屬公司Paul Y. Project Management International Limited訂立一項項目管理服務協議，內容有關為位於中國北京順義區李橋鎮工業園之發展項目提供項目管理服務，為期五年及酬金總額不超過9,000,000港元。交易之進一步詳情載於二零零二年七月九日之公佈；及

(q) 包銷協議。

9. 開支

有關配售新股連同紅利發行之開支，包括財務顧問費、包銷佣金、印刷費、登記費、翻譯費、法律及會計費用等，估計約共1,500,000港元，將由本公司支付。

10. 送呈公司註冊處處長文件

本章程，連同暫定配額通知書及額外配售股份申請表格，已遵照香港法例第32章香港公司條例第38D條之規定送呈香港公司註冊處處長登記。

11. 備查文件

以下文件由即日起至二零零二年八月二十一日止(包括該日)之一般辦公時間內，在本公司之辦事處(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱，在即將舉行之股東特別大會上亦可供查閱：

(a) 本公司之公司組織章程大綱及細則；

(b) 本附錄「重大合約」一節所述之重大合約；

(c) 本集團截至一九九九年十二月三十一日止及二零零零年十二月三十一日止及二零零一年十二月三十一日止年度之經審核財務報表；

(d) 構成紅利認股權證條款之契據；及

(e) 自二零零一年十二月三十一日(即編製本集團最近期刊發之經審核綜合財務報表之日期)以來，本公司根據上市規則第14章所載規定發刊發下列文件：

- 於二零零二年三月四日刊發有關須予披露交易之通函；
- 於二零零二年五月十日刊發載有(其中包括)有關上一次建議配售新股連紅利認股權證之若干資料及股東特別大會通告之通函；及
- 於二零零二年七月二十二日刊發載有(其中包括)有關配售新股連紅利認股權證之若干資料及股東特別大會通告之通函。

12. 一般資料

Calisan之通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心31樓，而Calisan之註冊地址則位於P.O. Box 71, Cragmuir Chambers, Road Town, Tortola, British Virgin Islands。

威倫之通訊地址及註冊地址均位於香港九龍觀塘鴻圖道51號保華企業中心7樓。

Calisan之董事乃周美華女士、陳佛恩先生及劉高原先生。

威倫之董事乃Yap, Allan博士及呂兆泉先生。

保華德祥之董事為陳國強博士、周美華女士、劉高原先生、陳佛恩先生、張漢傑先生、張定球先生及郭少強先生。

錦興之董事為陳國強博士、Yap, Allan博士、陳國鴻先生、張國華先生、呂兆泉先生、霍建寧先生、袁天凡先生、葉德銓先生、馬慧敏女士、曾令嘉先生及張漢傑先生。

此乃要件　請即處理

閣下如對本章程或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部本公司股份**售出或轉讓**，應立即將本章程及隨附之暫定配額通知書及額外配售股份申請表格（定義見內文）交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本章程，連同暫定配額通知書及額外配售股份申請表格，已遵照香港法例第32章香港公司條例第38D條之規定送呈香港公司註冊處處長註冊。香港公司註冊處處長與證券及期貨事務監察委員會對任何此等文件之內容概不負責。

買賣本公司之股份及認股權證可透過中央結算及交收系統（「中央結算系統」）交收，而有關該等交收安排及該等交收安排會如何影響閣下之權利及權益之詳情，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

配售新股
按每持有兩股現有股份可獲配一股配售股份之基準
按每股配售股份0.15港元之價格
配售276,489,471股每股面值0.10港元之配售股份
連按每認購五股配售股份可獲配三份紅利認股權證之基準
發行紅利認股權證

包銷商

法國巴黎百富勤　　　　金利豐證券有限公司

接納配售股份及付款之最後期限為二零零二年八月二十一日星期三下午四時正。接納配售股份及付款之手續載於本章程第14及第15頁及暫定配額通知書。

倘若發生下列情況，包銷商保留終止包銷協議內所載之安排，由法國巴黎百富勤證券有限公司（「法國巴黎百富勤」）（代表本身及金利豐證券有限公司（「金利豐」））於配售新股之最後接納日期後第三個營業日二零零二年八月二十六日星期一上午九時正前隨時以書面向本公司發出通知，行使上述權利：

(a)　發生下列事件，而法國巴黎百富勤（代表本身及金利豐）之合理意見認為，會對本集團之整體業務或財務或交易狀況或前景或配售新股成功與否造成重大不利影響，或在其他情況下導致本公司或包銷商認為進行配售新股屬不明智或不適合：

(i)　頒佈任何新法例或法規，或現有法例或法規（或其司法詮釋）出現任何變動，或出現任何性質之其他變動；

(ii)　出現性質屬政治、軍事、金融、法規、經濟、貨幣或其他性質（不論是否與前述者屬同類性質或類別或屬於任何本地、國家或國際間出現之戰爭或敵對局面或軍事衝突爆發或升級）之任何本地、國家或國際事件或變動（不論是否屬於包銷協議訂立日期之前及／或之後發生或持續之連串事件或變動之一部分）；或

(iii)　香港市況、税務或外滙管制出現任何變動或上述情況一併出現（包括但不限於暫停或嚴重限制買賣證券）；或

(b)　包銷商接獲本公司通知，得悉包銷協議所載之任何聲明或保證均屬不真確或不準確，或在重複時會變得不真確或不準確；或

(c)　本公司或本集團任何成員公司之情況出現任何變動而可能對本集團之整體業務或財務或交易狀況或前景造成重大不利影響；或

(d)　本公司違反或未有遵守其根據包銷協議將須明確承擔之任何責任或承諾；或

(e)　發生在包銷商合理情況下不能控制之事件或連串事件（包括（但不限於）政府政策、罷工、停工、火災、爆炸、水災、民眾騷亂、戰爭、天災或交通中斷或延誤），而法國巴黎百富勤（代表本身及金利豐）在合理情況下認為，有關事件或連串事件已經或將會導致未能根據包銷協議之條款達成包銷協議任何部份（包括包銷），或阻礙根據配售新股或根據本協議包銷之申請及／或付款程序。

倘若法國巴黎百富勤（代表本身及金利豐）終止包銷協議，配售新股連同紅利發行將不會進行。

現有股份已由二零零二年八月二日星期五起以除權方式進行買賣，而未繳股款配售股份則將於二零零二年八月九日星期五至二零零二年八月十六日星期五（包括首尾兩日）之期間進行買賣。倘法國巴黎百富勤（為其本身及代表金利豐）終止包銷協議（見本章程第4頁「不可抗力事件及終止包銷協議」一節）或配售新股之任何條件（見本章程第13頁「配售新股之條件」一節）未能達成，則配售新股將不會進行。因此，投資者倘買賣股份或未繳股款配售股份，須自行承擔上述風險。投資者如有任何疑問，應考慮諮詢專業意見。

倘未繳股款及繳足股款配售股份及紅利認股權證獲准在聯交所上市及買賣以及符合香港結算之證券收納規定，未繳股款及繳足股款配售股份及紅利認股權證將獲香港結算接納為合資格證券，由未繳股款及繳足股款配售股份及紅利認股權證各自開始買賣日期或香港結算指定之其他日期起，可在中央結算系統內寄存、結算及交收。聯交所參與者於任何交易日之交易交收須於交易後第二個交易日於中央結算系統進行。所有中央結算系統之服務均依據其當時有效之中央結算系統一般規則及中央結算系統運作程序規則進行。

二零零二年八月七日